QuickLinks -- Click here to rapidly navigate through this document
As Filed with the Securities and Exchange Commission on September 8, 2005
Registration No. 333-127506

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Axsys Technologies, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	11-1962029 (I.R.S. Employer Identification Number)

175 Capital Boulevard, Suite 103
Rocky Hill, Connecticut 06067
Telephone: (860) 257-0200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David A. Almeida
Vice President, Chief Financial Officer,
Secretary and Treasurer
Axsys Technologies, Inc.
175 Capital Boulevard, Suite 103
Rocky Hill, Connecticut 06067
Telephone: (860) 257-0200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Christopher M. Kelly, Esq. Jones Day North Point 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939	Marc D. Jaffe, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2005

Prospectus

3,000,000 Shares

Common Stock

        We are offering 3,000,000 shares of our common stock.

        Our common stock is quoted on the Nasdaq National Market under the symbol "AXYS." The last reported sale price of our common stock on the Nasdaq National Market on September 7, 2005 was $17.67 per share.

        Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 8 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before expenses, to Axsys Technologies, Inc.	$	$

        We have granted the underwriters a 30-day option to purchase up to 450,000 additional shares from us to cover any over-allotments.

        Delivery of shares will be made on or about                  , 2005.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Joint-Bookrunning Managers

Bear, Stearns & Co. Inc.	Banc of America Securities LLC

The date of this prospectus is            , 2005.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. We urge you to read this entire prospectus carefully, including the "Risk Factors" section, our consolidated financial statements and the notes to those statements and the documents incorporated by reference into this prospectus. In this prospectus, unless the context requires otherwise, "we," "us," "our" and "Axsys" refer to Axsys Technologies, Inc. and its consolidated subsidiaries, including its recently acquired subsidiary, Diversified Optical Products, Inc.

Company Overview

        Axsys is a leading designer and manufacturer of precision optical solutions for defense, aerospace, homeland security and high-performance commercial applications. These sophisticated solutions are typically found in applications that demand the finest optical surfaces, highest accuracy and tightest motion control tolerances. Application examples include thermal weapons systems, long-range surveillance cameras and highly precise medical imagers. We are also a technology leader in the supply of infrared surveillance solutions to homeland security market customers such as the U.S. Border Patrol, Army, Navy, Air Force, Coast Guard and various port authorities.

        Our solutions are often embedded in larger systems that depend on precise optical control for accurate operation of critical functions. We are involved in many large-scale programs including the F-16, F-18, Apache, Stryker, M1A2 Abrams and Bradley Fighting Vehicle. Many of the applications with which we are involved include the continuing development of next-generation targeting, navigation and imaging systems for fighter aircraft, helicopters, aircraft carriers and armored vehicles. We also supply critical guidance and seeker components for platforms such as the Minuteman intercontinental ballistic missile and the AIM-9X Sidewinder missile. Our products are included on many platforms within the U.S. National Missile Defense program, or NMD. For the fiscal year ended December 31, 2004, we generated approximately 61% of our total sales in the aerospace and defense market. We are well positioned within this market, with a diverse array of high-profile military programs.

        In addition to optical solutions, we distribute precision ball bearings used in a variety of industrial and commercial applications. We sell our components, sub-systems and bearings to a variety of original equipment manufacturers, or OEMs.

        We are organized into two businesses: the Optical Systems Group and the Distributed Products Group.

Optical Systems Group

        The Optical Systems Group designs, manufactures and sells highly precise systems, sub-subsystems and components that are typically used in surveillance, long-range observation, tracking and targeting and high-performance imaging applications. Customers include both government and commercial organizations.

        Our thermal camera systems are typically used for border surveillance, perimeter security and public safety, while sub-systems and components are usually designed for integration into our customers' high-performance optical systems. Products can be grouped into four primary areas: reflective optical products, infrared products, motion control products and precision optical and mechanical structures. However, customer requirements sometimes demand an optical solution that combines products from several of these areas. Our defense products are often designed to be integrated into stabilized optical platforms, which are highly accurate optical positioning mechanisms. Stabilized optical platforms are essential in applications such as military targeting and imaging systems.

        For the fiscal year ended December 31, 2004, the Optical Systems Group generated $78.2 million, or approximately 75.5%, of our total sales. On a pro forma basis, after giving effect to our acquisitions of Diversified Optical Products, Inc., or DiOP, and Telic Optics, Inc., or Telic, as if each acquisition had occurred on January 1, 2004, the Optical Systems Group would have generated $101.9 million, or approximately 80.1%, of our total sales for the fiscal year ended December 31, 2004.

        The Optical Systems Group has design and manufacturing facilities in San Diego, California, Cullman, Alabama, Rochester Hills, Michigan, North Billerica, Massachusetts and Salem, New Hampshire.

Distributed Products Group

        The Distributed Products Group distributes precision ball bearings, spherical plain bearings and bushings, which are acquired from various domestic and international sources, to OEMs and maintenance repair organizations, or MROs. The bearings and bushings are used in a variety of industrial automation and commercial markets. Additionally, the Distributed Products Group designs, manufactures and sells mechanical-bearing subassemblies for a variety of customers. The Distributed Products Group is comprised of the AST Bearings Division located in Montville, New Jersey, with a satellite distribution center in Irvine, California. For the fiscal year ended December 31, 2004, the Distributed Products Group generated $25.3 million, or approximately 24.5%, of our total sales.

Strengths

Exposure to Growth Areas of the Department of Defense and Homeland Security Budgets

        One of the key themes of the Department of Defense is the transformation of the military. This transformation involves making the military a lighter, more mobile and networked force through a variety of weapons and systems such as smart weapons, advanced weapons control, high-performance thermal imaging systems and space-based reconnaissance and imaging systems. We believe we are an important supplier of highly-engineered optical and motion control equipment, which are integral components of the weapons and systems required for the transformation of the military. Our expertise in precision optical solutions positions us well to benefit from the military's transformation. In addition, optical systems are a key technology for the homeland security market and the recent purchase of DiOP provides us with a strong platform to capture significant growth in the infrared surveillance systems market.

Significant Portion of Highly Visible, Long-Term Production Programs

        A significant portion of our total sales is generated from continuing, long-term aerospace and defense production programs. A vast majority of our Optical Systems Group's sales is derived from these programs. We are involved in many large-scale programs including the F-16, F-18, Apache, Stryker, M1A2 Abrams and Bradley Fighting Vehicle. Many of the applications with which we are involved include the continuing development of next-generation targeting, navigation and imaging systems for fighter aircraft, helicopters, aircraft carriers and armored vehicles. We also supply critical guidance and seeker components for the Minuteman upgrade and on the production of the AIM-9X Sidewinder missile. Further, within NMD, our products are included on many current missile defense programs.

        In addition, we currently have our strongest funded backlog to date, primarily as a result of these production programs. As of July 2, 2005, our total funded backlog was $100.5 million. This highly predictable revenue base allows us to better manage our costs and bid more effectively for new business.

Leading Market Positions

        We believe we are a leader in three important technology areas, serving the defense and commercial markets throughout the world. These three technology areas are military-grade optics, high-performance motion control and precision machining. We continue to be a preferred partner for the design of new, sophisticated, highly-engineered precision optical and motion control solutions found in high-performance defense and commercial systems. For the fiscal year ended December 31, 2004, we generated approximately 61% of our total sales in the aerospace and defense market, where we have applications in leading missile, armored combat vehicle and military aircraft platforms.

Superior Technology

        We provide state-of-the-art optical solutions that meet the highest standards and solve the most challenging problems for our customers. For example, in connection with the production of the James Webb Space Telescope, or JWST, which is the successor to the Hubble Space Telescope, we fabricate highly precise optical mirror segments using technologically advanced manufacturing processes. Further, our thermal camera systems represent our continued efforts to deliver sophisticated precision optical solutions. Our most recent electro-optical surveillance system product line provides the market with a range of comprehensive solutions to long-range and ultra long-range surveillance and security needs. Our success in thermal surveillance is largely due to our expertise in infrared lens production, a critical technology in infrared surveillance cameras.

Diverse Customer and Program Base

        Through our extensive product offering, we have established significant customer and program diversification, including product sales to OEMs and end-users that design or utilize high-precision performance and high-speed imaging equipment. Our products are integral components used in a substantial number of guidance and targeting systems that the U.S. military employs today, with a large installed base. Our recent acquisition of DiOP further broadens our exposure to defense and homeland security customers.

Strategies

Strengthen Positioning within Emerging Homeland Security Market

        We are solidly positioned in the homeland security market with customers that include the U.S. Border Patrol, the Coast Guard and various port authorities. Since September 11, 2001, government officials have designed plans to reduce the risk of terrorist attacks within the United States. Many of the preventative efforts of these initiatives involve surveillance and imaging of people, baggage, cargo and vehicles. We are well positioned to continue participating in this emerging market with our imaging and infrared solutions.

Capitalize on Increasing Focus on Defense Electronics

        Intelligence, surveillance, reconnaissance and targeting, or ISRT, within defense electronics represents one of the fundamental focus areas in the Department of Defense. This niche includes the growing market for optical sensors and thermal imaging equipment. We have a substantial heritage in this market and continue to focus on protecting and building upon our position. We are involved in many large-scale programs including the continuing development of the next-generation forward-looking infrared systems for fighter aircraft, helicopters and armored vehicles. Optics and optical systems are at the core of the military's transformational initiatives. We believe optics and optical systems will receive budget allocations in an environment of new platform spending or legacy-platform upgrades.

Increase Technical Sophistication of Solutions

        We seek to increase the complexity of the systems and solutions we sell to customers. For example, our surveillance systems include high-end optical components along with infrared sensors, all packaged into a complete system. In addition, we intend to leverage our expertise in motion control to deliver even more comprehensive optical systems. By combining our optical, motion control and machining expertise into a stabilized optical platform, we become more important to our customers and increase our competitive differentiation.

Explore Strategic Acquisitions

        We intend to continue exploring strategic acquisitions within our markets. For example, we recently completed the acquisitions of DiOP, which establishes our position as a technology leader of vertically integrated infrared surveillance systems, and Telic, which establishes us as a technology leader in the design and development of military-grade infrared lenses. We will continue to look for complementary products, expand existing lines of business or enter into related product or market areas.

Recent Developments

        On May 2, 2005, we acquired DiOP for $55.2 million in cash. The acquisition of DiOP brings us new, high value technologies, leverages our existing infrared and motion control technologies, and provides us with a new base of customers. Further, the combination of DiOP and Axsys positions us as a leading independent infrared lens manufacturer.

        On May 2, 2005, we also entered into a new $70.0 million credit facility with an affiliate of Bank of America. The facility consists of a five-year term loan A in the amount of $20.0 million, a two-year term loan B in the amount of $35.0 million and a three-year revolving line of credit in the maximum amount of $15.0 million. Borrowings under the new credit facility provided a portion of the consideration used to acquire 100% of the capital stock of DiOP. For more information, please see the description of our new credit facility under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Information About Axsys Technologies, Inc.

        We were originally incorporated in the State of New York in 1959 and reincorporated in the State of Delaware in 1968. Our principal executive offices are located at 175 Capital Boulevard, Suite 103, Rocky Hill, Connecticut 06067. Our telephone number at that address is (860) 257-0200. Our website is www.axsys.com. The information on our website is not a part of this prospectus.

The Offering

Common stock offered by us	3,000,000 shares
Common stock to be outstanding immediately after this offering	10,099,266 shares
Over-allotment option
We have granted the underwriters an option to purchase up to an additional 450,000 shares of common stock at the public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus solely to cover any over-allotments.
Use of proceeds	We expect to use the net proceeds from this offering to repay amounts outstanding under our new credit facility. See "Use of Proceeds."
The Nasdaq National Market symbol	AXYS

        The number of shares of our common stock to be outstanding immediately after the offering is based on the number of shares of our common stock outstanding as of July 2, 2005. Unless we specifically state otherwise, the information contained in this prospectus:

  •
  is based on the assumption that the underwriters will not exercise the over-allotment option granted to them by us; and

  •
  excludes 886,094 shares of common stock reserved for issuance upon the exercise of options granted under our Stock Incentive Plan.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 8.

Summary Consolidated Financial Data

        The tables below set forth our summary consolidated financial data for the years ended December 31, 2002, 2003 and 2004 and for the six months ended July 3, 2004 and July 2, 2005. The summary consolidated financial data as of December 31, 2002, 2003 and 2004 and for the years then ended are derived from our audited consolidated financial statements. The summary consolidated financial data as of July 3, 2004 and July 2, 2005 and for the six-month periods then ended are derived from our unaudited consolidated financial statements. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the six months ended July 2, 2005 are not necessarily indicative of our operating results for 2005 or any other future period. You should read the summary consolidated financial data set forth in the table below in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

        The summary unaudited pro forma financial data below are presented to illustrate the effects of (1) our April 8, 2004 acquisition of Telic, (2) our May 2, 2005 acquisition of DiOP, (3) our borrowing of funds under our new credit facility to fund the acquisition of DiOP, and (4) this offering, on our historical financial position and operating results. You should read the summary unaudited pro forma financial data set forth in the table below in conjunction with the unaudited pro forma condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,				Six Months Ended
	2002(1)(2)(3)(4)	2003(1)(4)	2004(4)(5)		July 3, 2004(4)(5)	July 2, 2005(4)(6)
	Historical	Historical	Historical	Pro Forma	Historical	Historical	Pro Forma
	(In thousands, except per share data)
Statement of Operations Data:
Sales	$79,586	$85,109	$103,530	$127,281	$49,135	$62,032	$69,302
Gross profit	20,132	23,073	30,656	39,557	14,602	18,790	21,229
Income (loss) from continuing operations before cumulative effect of change in accounting principle	(3,014)	4,998	9,159	10,594	3,588	3,309	3,911
Net income (loss)	(7,061)	4,998	8,664	10,099	3,588	3,159	3,761
Basic earnings (loss) per share from continuing operations before cumulative effect of change in accounting principle	$(0.43)	$0.72	$1.30	$1.06	$0.51	$0.47	$0.39
Basic earnings (loss) per share	$(1.00)	$0.72	$1.23	$1.01	$0.51	$0.45	$0.37
Weighted-average basic common shares outstanding	7,038	6,986	7,020	10,020	6,994	7,080	10,080
Diluted earnings (loss) per share from continuing operations before cumulative effect of change in accounting principle	$(0.43)	$0.71	$1.26	$1.03	$0.50	$0.44	$0.37
Diluted earnings (loss) per share	$(1.00)	$0.71	$1.19	$0.98	$0.50	$0.42	$0.36
Weighted-average diluted common shares outstanding	7,038	7,074	7,289	10,289	7,223	7,459	10,459
Supplemental Information:
Capital expenditures	$1,380	$3,027	$4,239	$5,662	$1,899	$1,296	$1,805
Depreciation and amortization	$2,663	$2,920	$2,747	$3,781	$1,415	$1,776	$2,091

	As of December 31,			As of July 2,
	2002	2003	2004	2005
	Historical	Historical	Historical	Historical	Pro Forma
Balance Sheet Data (as of period end):
Total assets	$62,372	$66,845	$85,815	$148,628	$150,169
Long-term capital lease obligations (less current portion)	$1,191	$568	$150	$—	$—
Long-term debt (less current portion)	$—	$—	$3,333	$50,000	$4,000
Shareholders' equity	$39,093	$43,898	$53,093	$56,716	$105,257

(1)
In the second quarter of 2004, the Board of Directors announced the declaration of a 3:2 stock split effected as a stock dividend payable on June 30, 2004 to stockholders of record on June 15, 2004. Stockholders received a dividend of one additional share of our common stock for every two shares owned on the record date. Fractional shares were cashed out, and payments were made to stockholders in lieu of fractional shares on June 30, 2004. Share and per share information for all prior periods have been restated to reflect the stock split.

(2)
In the third quarter of 2002, the Automation Group was divested, which included the Fiber Automation division and Automation Engineering, Inc., a wholly owned subsidiary. Accordingly, the Automation Group has been accounted for as discontinued operations and the operating results have been reported separately from continuing operations for 2002. Sales applicable to these discontinued operations were $1.2 million in 2002.

(3)
For 2002, certain engineering costs have been reclassified from cost of goods sold to operating expenses to conform to the current presentation.

(4)
In accordance with Statement of Financial Accounting Standards No. 109, or SFAS No. 109, "Accounting for Income Taxes," we established a $4.6 million valuation allowance against our deferred income tax asset in 2002. As we reported income, we reduced the valuation allowance and utilized $3.2 million in 2004 and $1.4 million in 2003 as deferred income tax assets were realized.

(5)
On April 8, 2004, we acquired Telic. We accounted for this acquisition under the purchase method of accounting and, accordingly, the results of Telic's operations have been included in our Consolidated Statements of Operations since the date of acquisition.

(6)
On May 2, 2005, we acquired DiOP. We accounted for this acquisition under the purchase method of accounting and, accordingly, the results of DiOP's operations have been included in our Consolidated Statements of Operations since the date of acquisition.

RISK FACTORS

        You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. Some of the following risks relate principally to the industries in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our common stock. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations or results. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to our Business

We depend on contracts with the U.S. federal government for a significant portion of our sales. Most of these contracts are subject to termination and renegotiation by the U.S. federal government at any time.

        The aerospace and defense industry, which represents the majority of our sales, is largely dependent upon government contracts. A significant portion of our business and business development efforts is concentrated in the aerospace and defense industry. Our business depends, in significant part, upon the U.S. government's continued demand in the area of defense for high-end, high-performance products of the type that we manufacture. Approximately 48% of our sales in 2004, 47% in 2003 and 46% in 2002 were derived directly from contracts with the U.S. government, or its agencies or departments, or indirectly from subcontracts with U.S. government contractors. On a pro forma basis, after giving effect to our acquisitions of DiOP and Telic as if they had each occurred on January 1, 2004, approximately 55% of our sales in 2004 would have been derived from these government contracts.

        The majority of these government contracts are subject to termination and renegotiation. Generally, government contracts and subcontracts are subject to oversight audits by government representatives and contain provisions permitting termination, in whole or in part, without prior notice at the government's convenience upon the payment of compensation only for work done and commitments made at the time of termination. We can give no assurance that one or more of our government contracts or subcontracts will not be terminated under these circumstances. Also, we can give no assurance that we would be able to procure new government contracts or subcontracts to offset the revenues lost as a result of any termination of our contracts. Because our revenues are dependent on our procurement, performance and payment under our contracts, the loss of one or more critical contracts could have a materially adverse effect on our business, financial condition and results of operations.

The loss of Raytheon as a customer or a significant reduction in sales to Raytheon could have a materially adverse effect on our business, financial condition and results of operations.

        We rely on key customers. We currently have one customer that represents a significant portion of our sales. During 2004, approximately 18.9% of our sales were to Raytheon. On a pro forma basis, after giving effect to our acquisitions of DiOP and Telic as if they had each occurred on January 1, 2004, approximately 17.2% of our sales during 2004 would have been to Raytheon. The loss of Raytheon as a customer or a significant reduction in sales to Raytheon could have a materially adverse effect on our business, financial condition and results of operations.

        If Raytheon or any of our other key customers becomes insolvent or files for bankruptcy, our ability to recover accounts receivable from that customer would be adversely affected and any payments we received in the preference period prior to a bankruptcy filing may be potentially recoverable, which could have a materially adverse effect on our business, financial condition and results of operations.

U.S. federal government spending priorities may change in a manner adverse to our business.

        We act as a subcontractor for many different government programs. The funding of government programs is subject to congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program, which could have a materially adverse effect on our business, financial condition and results of operations. In addition, the termination of a program or failure to commit additional funds to a program already started could increase our overall costs of doing business. Among the factors that could materially adversely affect our federal government contracting business are:

  •
  budgetary constraints affecting federal government spending generally, or defense and intelligence spending in particular, and annual changes in fiscal policies or available funding;

  •
  changes in federal government programs, priorities, procurement policies or requirements;

  •
  new legislation, regulations or government union pressures, on the nature and amount of services the government may obtain from private contractors;

  •
  federal governmental shutdowns (such as during the government's 1996 fiscal year) and other potential delays in the government appropriations process; and

  •
  delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons.

        These or other factors could cause federal governmental agencies, or prime contractors where we are acting as a subcontractor, to reduce their purchases under contracts, to exercise their right to terminate contracts or to not exercise options to renew contracts, any of which could have a materially adverse effect on our business, financial condition and results of operations.

We could be suspended or debarred from contracting with the federal government.

        We could be debarred or suspended from contracting with the federal government generally, or any significant agency in the intelligence community or Department of Defense, for, among other things, actions or omissions that are deemed by the government to be so serious or compelling that they affect our contractual responsibilities. For example, we could be debarred for committing a fraud or criminal offense in connection with obtaining, attempting to obtain or performing a contract, or for embezzlement, fraud, forgery, falsification or other causes identified in Subpart 9.4 of the Federal Acquisition Regulation. In addition, our reputation or relationship with the government agencies could be impaired. If we were suspended or debarred, or if our relationship or reputation were impaired, our business, financial condition and results of operations could be materially adversely affected.

The failure to obtain, or any delays in obtaining, export authorizations from the federal government in connection with the export of our products, or the imposition of sanctions for failing to comply with the export control laws and regulations, could have a materially adverse effect on our business, financial condition and results of operations.

        We must often obtain the prior review and approval of the federal government in connection with the export of our products and technology. Such approvals are provided via licenses or other authorizations issued by government agencies under the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and other laws and regulations that control exports of hardware and technology to foreign countries and the transfer of technology to foreign persons wherever located. We can give no assurance that we will be successful in obtaining and maintaining the necessary licenses or other authorizations required to conduct business in foreign countries or with foreign persons. Recently, heightened government enforcement of the export control laws and regulations, and an increasingly restrictive federal government policy with respect to the export licensing of certain technologies including infrared and night vision systems, has resulted in lengthened review periods for our license applications and increased risks that such requests for licenses or other authorizations could be denied. The failure to comply with such export control laws and regulations can result in the imposition of sanctions, which may include monetary penalties and the loss of export privileges. The imposition of such sanctions, or the failure to obtain or delays in obtaining export licenses or other necessary authorizations that would prevent or delay us from selling our products outside the United States, could have a materially adverse effect on our business, financial condition and results of operations.

We must comply with complex procurement laws and regulations.

        We must comply with and are affected by laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our customers and may impose added costs on our business. Among the most significant regulations are:

  •
  the Federal Acquisition Regulation, and agency regulations supplemental to the Federal Acquisition Regulation, which comprehensively regulate the formation, administration and performance of government contracts;

  •
  the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

  •
  the Cost Accounting Standards and Cost Principles, which impose accounting requirements under certain government contracts; and

  •
  laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

        Moreover, we are subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against foreigners' access to classified information. If we were to come under foreign ownership, control or influence, our federal government customers could terminate or decide not to renew our contracts, and it could impair our ability to obtain new contracts.

We may not be able to implement our business plan effectively because the industries in which we operate are subject to fluctuations and other factors that are difficult to forecast.

        Our operating results may vary substantially due to factors that are difficult to forecast. Factors such as announcements of technological innovations or new products by us or our competitors, domestic and foreign general economic conditions and the cyclical nature of the industries that we serve could cause substantial variations in our operating results. The aerospace and defense, semiconductor capital equipment, high-performance graphic art, medical imaging capital equipment and industrial automation OEM and MRO industries, each of which represents a significant market for our products, have historically been subject to substantial economic fluctuations due to changing demands for their products and services, introduction of new products and product obsolescence. Any future fluctuations arising from these or other conditions could have a materially adverse impact on our business, financial condition and results of operations. We have experienced, and expect to continue to experience, significant fluctuations in our quarterly and annual operating results due to a variety of factors, including:

  •
  market acceptance of new and enhanced versions of our products;

  •
  timing and shipment of significant orders;

  •
  mix of products sold;

  •
  length of sales cycles;

  •
  plant openings and closings;

  •
  the timing of acquisitions or dispositions;

  •
  delays in raw materials shipments, as well as other manufacturing delays and disruptions;

  •
  completion of large projects;

  •
  the level of backlog of orders;

  •
  domestic and foreign general economic conditions; and

  •
  demand in the markets that we serve.

        To some extent, primarily in our bearing distribution division, our net sales and operating results for a specific quarter will depend upon generating orders to be shipped in the same quarter in which the order is received. The failure to receive anticipated orders or delays in shipments near the end of a particular quarter, due, for example, to unanticipated rescheduling or cancellations of shipments by our customers or unexpected manufacturing difficulties, may cause our net sales in a particular quarter to fall significantly below expectations, which could have a materially adverse effect on our business, financial condition and results of operations for such quarter.

If we are unable to adapt to technological change, demand for our products may be reduced.

        The rapid pace of technological change will require continuous new product development. Our success will continue to depend in substantial part upon our ability to introduce new products that keep pace with technological developments and evolving industry standards and to apply appropriate levels of engineering, research and development resources necessary to keep pace with these developments. In addition, our success will depend on how well we respond to changes in customer requirements and achieve market acceptance for our products and capabilities. Any failure by us to anticipate or respond adequately to technological developments and customer requirements could have a materially adverse effect on our business, financial condition and results of operations. In order to develop new products successfully, we are dependent upon close relationships with our customers and their willingness to share proprietary information about their requirements and participate in collaborative efforts with us. We cannot assure you that our customers will continue to provide us with timely access to information or that we will be successful in developing and marketing new products and services or their enhancements. In addition, we cannot assure you that the new products and services or their enhancements, if any, that we develop will achieve market acceptance.

We operate in highly competitive markets with competitors who may have greater resources than we possess, which could reduce the volume of products we can sell and our operating margins.

        Our markets are extremely competitive. We compete primarily on the basis of our ability to design and engineer our products to meet performance specifications set by our customers, most of whom are OEMs who purchase component parts or sub-systems for inclusion in their end products. Product pricing and quality, customer support, experience, reputation and financial stability are also important competitive factors.

        There are a limited number of competitors in each of the markets for the various types of precision optical and positioning products that we sell. Our competitors, especially those in the precision optical and positioning product lines, are typically focused on a smaller number of product offerings than we are, and they are often well entrenched. Some of our competitors have substantially greater resources than we do. Our competitors could develop enhancements to or future generations of competitive products that will offer superior price or performance features to ours. In addition, new processes or technologies could emerge that render our products less competitive or obsolete.

        In addition, a substantial investment is required by an existing or potential customer to integrate components and sub-systems into their product design. We believe that once a customer has selected particular components or sub-systems from one vendor, the customer generally relies upon that vendor to provide equipment for the specific product application and may seek to rely upon that vendor to meet other component or sub-system requirements. Accordingly, we may be at a competitive disadvantage with respect to a prospective customer that chooses to utilize a competitor's components or sub-systems.

        Further, there are numerous competitors in markets to which we distribute precision ball bearings. Our competitors, who vary in size, include other ball bearings distributors as well as ball bearings manufacturers.

        The basis of competition in the industries in which we compete could shift and we may not be able to compete successfully.

Our backlog is subject to reduction and cancellation.

        Backlog represents products or services that our customers have committed by contract to purchase from us. Our backlog as of July 2, 2005 was $100.5 million. Our backlog is subject to fluctuations and is not necessarily indicative of future sales. Moreover, cancellations of purchase orders or reductions of product quantities in existing contracts could materially reduce our backlog and, consequently, future revenues. Our failure to replace canceled or reduced backlog could result in lower revenues.

We operate internationally, which exposes us to the risks of doing business abroad.

        Our levels of international sales and purchases could pose risks to our operating results. Our international sales from continuing operations accounted for approximately 12.2% of our sales in 2004, 14.2% in 2003 and 18.1% in 2002. In addition, our products are sold to domestic customers who use them in products that they sell into international markets. Also, we purchase a substantial portion of our ball bearing products from two foreign suppliers and certain other products from other foreign suppliers. Our international sales and purchases are subject to a number of risks generally associated with international operations, including the following:

  •
  general economic conditions;

  •
  import and export duties and restrictions;

  •
  currency fluctuations;

  •
  changes in regulatory requirements;

  •
  the imposition of tariffs and other barriers;

  •
  political and economic instability;

  •
  potentially adverse income tax consequences;

  •
  transportation delays and interruptions;

  •
  labor unrest and current and changing regulatory environments;

  •
  our ability to comply with regulations governing foreign government contracts;

  •
  difficulties in staffing and managing multi-national operations; and

  •
  limitations on our ability to enforce legal rights and remedies.

        Any of these factors could have a materially adverse effect on our business, financial condition and results of operations. We cannot assure you that we will continue to operate in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. We also cannot assure you that these laws will not be modified.

Our sales growth and earnings may be reduced if we cannot implement our acquisition strategy.

        We may not be able to successfully manage acquisitions. As part of our business development strategy, we plan to pursue acquisitions in order to expand our product offerings, add to or enhance our base of technical and sales personnel or provide desirable customer relationships. This growth could result in a significant strain on our managerial, financial, engineering and other resources. The rate of our future expansion, if any, in combination with the complexity of the technologies involved in our businesses, may demand an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs as well as the needs of our customers.

        We may not successfully acquire the most complementary businesses. We cannot assure you that we will be able to acquire complementary businesses on a cost-effective basis, integrate acquired operations into our organization effectively, retain and motivate key personnel, or retain customers of acquired firms. We compete for attractive acquisition candidates with other companies or investors, and that competition could increase the cost of pursuing our acquisition strategy or reduce the number of attractive candidates to be acquired.

We may be unable to integrate our acquired companies successfully.

        If we fail to integrate acquired businesses successfully, especially the recently acquired DiOP, or to manage our growth, that failure could have a materially adverse effect on our business, financial condition and results of operations. Further, there can be no assurance that we will be able to maintain or enhance the profitability of DiOP or any other acquired business or consolidate operations to achieve cost savings.

        In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on each company or business we have already acquired or may acquire in the future. Such liabilities could include those arising from employee benefits contribution obligations of a prior owner or non-compliance with applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may be responsible. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. We cannot assure you that rights to indemnification by sellers of assets to us, even if obtained, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a materially adverse effect on our business, financial condition and results of operations.

We may experience production delays if suppliers fail to deliver materials to us.

        Many key product components come from single source suppliers. A significant portion of our precision machining business depends on the adequate supply of specialty metals, such as beryllium, at competitive prices and on reasonable terms. We currently procure all of our beryllium from Brush Wellman, Inc., or Brush Wellman, the sole U.S. supplier, and expect to continue to rely on Brush Wellman for beryllium for the foreseeable future. Although we have not experienced significant problems with our supplier in the past, we cannot assure you that such relationship will continue or that we will continue to obtain such supplies at cost levels that would not adversely affect our gross profit. The partial or complete loss of Brush Wellman as a supplier of beryllium, or production shortfalls or interruptions that otherwise impair our supply of beryllium, could have a materially adverse effect on our business, financial condition and results of operations. It is uncertain whether alternative sources of supply could be developed without a material disruption in our ability to provide beryllium products to our customers.

        In addition, we purchase a substantial amount of the ball bearings that we distribute from two foreign suppliers. Although we have not experienced significant problems with our other suppliers in the past, we cannot assure you that such relationships will continue or that, in the event of the termination of one or more of our relationships with those other suppliers, we would be able to obtain alternative sources of supply without a material disruption in our ability to provide products to our customers. Any material disruption in our supply of products could have a materially adverse effect on our business, financial condition and results of operations.

Our future growth and continued success are dependent on our key personnel.

        Our success depends to a significant extent on the continued services of our key executive officers and senior management personnel. The loss of the services of one or more of these individuals could have a materially adverse effect on our business, financial condition and results of operations. We do not maintain key man life insurance on our executive officers. In addition, since our continued success is largely dependent upon our ability to design, manufacture and sell high-performance solutions for the high-performance technology market, we are particularly dependent upon our ability to identify, attract, motivate and retain qualified technical personnel, including engineers and skilled machinists, with the requisite educational background and industry experience. Our employees may voluntarily terminate their employment with us at any time, and competition for personnel is intense. Accordingly, we cannot assure that we will be successful in retaining our existing personnel. The loss of the services of a significant number of our technical or skilled personnel, or the future inability to attract technical or skilled personnel, could have a materially adverse effect on our business, financial condition and results of operations.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

        We must protect our intellectual property rights. Our ability to compete effectively with other companies will depend, in part, on our ability to maintain the proprietary nature of our technology. We rely upon a combination of patents, trademarks and trade secrets, non-disclosure agreements and other forms of intellectual property protection to safeguard our proprietary technology. We cannot assure you as to the degree of protection offered by these patents. We also cannot assure you that we will be able to maintain the confidentiality of our trade secrets or that our non-disclosure agreements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

        The patents of competitors could impact our business. Competitors in the United States and foreign countries, many of which have substantially greater resources than we do and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or interfere with our ability to make and sell some of our products. Although we believe that our existing products do not infringe on the patents or other proprietary rights of third parties, third parties could assert infringement claims against us and such claims could be successful.

        In addition, we do not have the right to prohibit the U.S. government from using certain technologies developed by us or to prohibit third-party companies, including our competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government has the right to royalty-free use of technologies that we have developed under U.S. government contracts. We are free to commercially exploit those government-funded technologies and may assert our intellectual property rights to seek to block other non-government users thereof, but we cannot assure you that we could successfully do so.

We are subject to significant environmental, health and safety laws and regulations and related compliance expenditures and liabilities.

        We are subject to a variety of federal, state and local laws, rules and regulations relating to the use, storage, discharge and disposal of hazardous substances and wastes used or generated during our engineering, research and development and manufacturing activities. Failure to comply with applicable environmental requirements could result in substantial liability to us, including civil or criminal penalties, suspension or cessation of our operations, restrictions on our ability to expand our operations or requirements for the acquisition of additional equipment or other significant expense, any of which could have a materially adverse effect on our business, financial condition and results of operations. In addition, environmental laws also impose obligations and liability for the cleanup of properties affected by hazardous substance spills or releases. These liabilities can be imposed on the parties generating or disposing of such substances or on the owner or operator of the affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties. We cannot assure you (1) that changes in federal, state or local laws, regulations or regulatory policy, or the discovery of unknown problems or conditions, will not in the future require substantial expenditures or (2) as to the extent of our liabilities, if any, for past failures, if any, to comply with applicable environmental laws, regulations and permits, any of which also could have a materially adverse effect on our business, financial condition and results of operations.

        We have made and continue to make investments in protective equipment, process controls, manufacturing procedures and training in order to minimize the risks to our employees, surrounding communities and the environment due to the presence and handling of hazardous materials. The failure to properly handle these materials could lead to harmful exposure for employees or to the discharge of certain hazardous waste materials. Since we do not carry environmental impairment insurance, such a failure could have a materially adverse effect on our business, financial condition and results of operations.

As a result of processing beryllium, we are subject to liability and compliance costs.

        The processing of beryllium, one of the materials used in some of our products, may result in the release of beryllium into the workplace and the environment and in the creation of beryllium oxide as a by-product. Beryllium is classified as a hazardous air pollutant, a toxic substance and a hazardous substance under environmental, safety and health laws and regulations. Various acute and chronic health effects may result from exposure to beryllium, including the development of a chronic lung disease known as chronic beryllium disease, or CBD. Because of the health risks associated with beryllium, we may be subject to product liability claims and third-party lawsuits and increased levels of scrutiny from federal, state, foreign and international regulatory authorities. Concerns over CBD and other potential adverse health effects relating to beryllium, as well as concerns regarding potential liability from the use of beryllium, may discourage our customers' use of our beryllium-containing products and significantly reduce demand for our products. In addition, we are required to comply with certain regulatory requirements to process beryllium. In response to these regulatory requirements, we have incurred, and continue to incur, costs for employee training as well as monitoring and protective equipment. Any future changes in these regulatory requirements may increase our cost of compliance, which could have a materially adverse effect on our business, financial condition and results of operations.

If we are unable to maintain and upgrade our manufacturing capabilities, our ability to compete could be materially and adversely impacted.

        We must continue to invest significant resources to maintain and upgrade our manufacturing capabilities. We have invested, and intend to continue to invest, in state-of-the-art equipment in order to increase, expand, update or relocate our manufacturing capabilities and facilities. Changes in technology or sales growth beyond currently established manufacturing capabilities would require that we make further investment. We cannot assure you that we will generate sufficient funds from operations to finance any required investment or that other sources of funding will be available on terms acceptable to us, if at all. In addition, any further expansion could have a materially adverse effect on our business, financial condition and results of operations.

Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce our profit or cause a loss.

        We provide our services primarily through firm fixed-price contracts. Substantially all of our net sales for 2004 were derived from firm fixed-price contracts, which require us to perform services under a contract at a stipulated price. We assume greater financial risk on firm fixed-price contracts. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract will reduce our profit or cause a loss. Although we believe that adequate provision for our costs of performance is reflected in our financial statements, we can give no assurance that this provision is adequate or that losses on firm fixed-price contracts will not occur in the future.

We are dependent in part upon our relationships and strategic alliances with industry participants in order to generate revenue.

        We rely on the strength of our relationships with military industry organizations to form strategic alliances. If any of our existing relationships with our strategic partners were impaired or terminated, we could experience significant delays in the development of our new products ourselves and we would incur additional development costs. We would need to fund the development of our new products internally or identify new strategic partners.

        Some of our likely partners are also potential competitors, which may impair the viability of new strategic relationships. While we must compete effectively in the marketplace, our future alliances may depend on our strategic partners' perception of us. As a result, our ability to win new and/or follow-on contracts may be dependent upon our relationships within the military industry.

Restrictive covenants under our new credit facility may reduce our operating and financial flexibility.

        Our new credit facility requires us to maintain compliance with certain covenants, including covenants regarding minimum EBITDA, a minimum fixed charge coverage ratio and a maximum leverage ratio. Our ability to comply with these covenants may be affected by events beyond our control. Our inability to comply with the required financial covenants could result in a default under our new credit facility. In the event of any such default, the lenders under our new credit facility could elect to declare all outstanding debt, accrued interest and fees under the facility to be due and immediately payable.

        If we are unable to repay any of this debt when due, the lenders under our new credit facility could foreclose on our assets pledged to them as security. If the indebtedness under our new credit facility were to be accelerated, our assets may not be sufficient to repay such indebtedness in full.

The concentration of our common stock ownership with our Chairman of the Board and Chief Executive Officer may limit our ability to influence corporate matters.

        Our Chairman of the Board and Chief Executive Officer beneficially owned approximately 27.1% of the common stock outstanding as of July 2, 2005. After giving effect to this offering, based on the number of shares of common stock outstanding as of July 2, 2005, our Chairman of the Board and Chief Executive Officer will beneficially own approximately 19.1% of the voting power and outstanding common stock if the underwriters do not exercise their over-allotment option or 18.2% of the voting power and outstanding common stock if the underwriters fully exercise their over-allotment option. As a result, he will have the ability to exert influence with respect to corporate actions, including the election of directors and certain sales or mergers and acquisitions. In addition, the interests of our Chairman of the Board and Chief Executive Officer may conflict with the interests of the other holders of our common stock.

Because we maintain self-insured workers' compensation and health care plans for our employees, increases in workers' compensation claims and health care costs could have a materially adverse effect on our business, financial condition and results of operations.

        We maintain self-insured workers' compensation and health care plans for our employees. Under our self-insured workers' compensation plan, we are liable for our employees' workers' compensation claims up to a per claim and total policy maximum. Under our self-insured health care plans, we generally share the cost of health care with our employees. Workers' compensation claims and health care costs have been escalating over the past few years. Accordingly, as workers' compensation claims and health care costs increase, our workers' compensation claims and health care expenses also increase.

Security breaches in classified government systems could adversely affect our business.

        Some of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for federal government customers. Losses that we could incur from such a security breach could exceed the policy limits that we have for errors and omissions insurance.

A portion of our business is dependent upon obtaining and maintaining required security clearances.

        Some of our federal government contracts require our employees to maintain various levels of security clearances, and at three of our manufacturing facilities, we are required to maintain certain facility security clearances complying with federal government requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, any customer whose work requires cleared employees could terminate its contract or decide not to renew its contract upon its expiration. In addition, we expect that some of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-compete on expiring contracts.

Our employees may engage in misconduct or other improper activities.

        We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with federal government procurement regulations and failing to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of our customers' sensitive or classified information, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses.

Risks Relating to This Offering

The price of our common stock may fluctuate significantly after this offering.

        The price of our common stock has been volatile and may continue to fluctuate substantially. That price volatility may be attributable, at least in part, to the limited number of shares generally available for sale in the public market. In addition, factors such as actual or anticipated quarterly fluctuations in our financial results, changes in recommendations or earnings estimates by securities analysts, announcements of technological innovations or new commercial products or services and the timing of announcements of acquisitions or dispositions by us or our competitors, as well as conditions in our markets generally, may have a materially adverse effect on the market price of our common stock. Furthermore, the stock market historically has experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies.

A substantial number of shares of our common stock are eligible for sale by our Chairman of the Board and Chief Executive Officer, which could affect the market price of our common stock.

        After this offering, based on the number of shares of our common stock outstanding as of July 2, 2005, approximately 10,099,266 shares of our common stock will be outstanding. Our Chairman of the Board and Chief Executive Officer will beneficially own 1,930,442 shares, or approximately 19.1% of our outstanding common stock, all of which will be eligible for sale by him under Rule 144 of the Securities Act, subject to the volume restriction and manner of sale requirements imposed on affiliates. However, as a result of the contractual lock-up restriction described below, our Chairman of the Board and Chief Executive Officer will be restricted from selling any shares for a limited time period after the date of this prospectus.

        We cannot predict the effect that any future sales of shares of our common stock by our Chairman of the Board and Chief Executive Officer, or the availability of such shares for sale, will have on the market price of our common stock. We believe that sales of substantial numbers of shares of our common stock by him, or the perception that such sales could occur, could depress or otherwise adversely affect the market price of our common stock, which could make it difficult or impossible for us to sell additional shares of common stock when we need to raise capital.

        In conjunction with this offering, our Chairman of the Board and Chief Executive Officer has entered into a lock-up agreement with the underwriters pursuant to which he has agreed, subject to certain exceptions, not to sell, pledge or otherwise dispose of his shares, without the prior written consent of Bear, Stearns & Co. Inc. and Banc of America Securities LLC, for a period of 90 days after the date of this prospectus. After this lock-up agreement expires, his shares can be sold in the public market. Bear, Stearns & Co. Inc. and Banc of America Securities LLC may release our Chairman of the Board and Chief Executive Officer from his lock-up agreement at any time and without notice, which would allow for earlier sale of his shares in the public market.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

        Purchasers of shares of common stock offered by this prospectus will suffer immediate and substantial dilution in the net tangible book value per share. Our net tangible book value as of July 2, 2005 was approximately $(11.9) million, or approximately $(1.67) per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of July 2, 2005.

        Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after this offering. After giving effect to our sale of 3,000,000 shares of common stock in this offering at an assumed public offering price of $17.67 per share, the last reported sales price of our common stock on September 7, 2005, and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of July 2, 2005 would have been approximately $37.0 million, or $3.66 per share. This represents an immediate increase in net tangible book value of $5.33 per share to existing stockholders and an immediate dilution of $14.01 per share to purchasers of common stock in this offering.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

        Certain anti-takeover provisions could cause harm to our stockholders. Our Restated Certificate of Incorporation, as amended, our By-Laws and the General Corporation Law of the State of Delaware, which we refer to as DGCL in this prospectus, contain various provisions which could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving us more difficult, even if such a transaction would be beneficial to the interests of the stockholders, or could discourage a third party from attempting to acquire control of us.

        We have authorized 4,000,000 shares of our preferred stock, none of which is currently outstanding, and which we could issue without further stockholder approval and upon terms and conditions, and having rights, privileges and preferences, as the Board of Directors may determine. We have no current plans to issue any preferred stock.

        Our By-Laws include provisions establishing advance notice procedures with respect to stockholder proposals and director nominations, and permitting the calling of special stockholder meetings only by the written consent of three-quarters of the Board of Directors or the Chairman of the Board. Our Restated Certificate of Incorporation provides that in lieu of a meeting, action may be taken by written consent of our stockholders only by unanimous consent. These provisions could have the effect of delaying, deterring or preventing a change in control of Axsys, and may adversely affect the voting and other rights of holders of common stock.

        In addition, we are subject to section 203 of the DGCL, which, among other things and subject to various exceptions, restricts certain business transactions between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock, which we refer to as an interested stockholder in this prospectus, for a period of three years from the date the stockholder becomes an interested stockholder. These provisions may have the effect of delaying or preventing a change of control of Axsys without action by the stockholders and, therefore, could adversely affect the price of our common stock. In the event of a change of control of Axsys, the vesting of outstanding options issued under our stock incentive plan may be accelerated at the discretion of the committee administering the plan or may be required to be accelerated under certain circumstances provided for in incentive agreements.

FORWARD-LOOKING STATEMENTS

        All statements set forth or incorporated by reference in this prospectus that are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have attempted to identify forward-looking statements by using such words as "expect," "anticipate," "plan," "may," "will," "estimate," "believe," "can," "continue," "could," "intend," "potential" or "should" or other similar expressions. These forward-looking statements, which are subject to risks and uncertainties, and assumptions about us, may include, among other things, statements regarding our ability to reduce design and manufacturing lead times and manufacturing costs, our ability to integrate existing technologies, our ability to implement our strategy to develop and sell, among other things, higher level sub-systems, the changes to be achieved from our cost reduction efforts, our objective to grow through strategic acquisitions and anticipated expenditures for environmental remediation. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, you should be aware that there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including, but not limited to:

  •
  our dependence on sales to the U.S. federal government and Raytheon;

  •
  changes to U.S. federal government spending priorities;

  •
  our ability to continue to contract with the federal government or Department of Defense;

  •
  our ability to comply with complex procurement laws and regulations;

  •
  our ability to implement effective business plans in the industries in which we operate;

  •
  our ability to adapt to technological change;

  •
  our ability to compete in the industries in which we operate;

  •
  the potential for our backlog to be reduced or cancelled;

  •
  the risks of doing business internationally;

  •
  our ability to implement our acquisition strategy and integrate our acquired companies successfully;

  •
  the timely delivery of materials to us by our suppliers;

  •
  our ability to manage costs under our fixed-price contracts effectively;

  •
  our ability to attract and retain qualified personnel;

  •
  the ability to protect our intellectual property rights;

  •
  fluctuations in workers' compensation and health care costs for our employees;

  •
  our ability to comply with environmental, health and safety laws and regulations;

  •
  our ability to maintain and upgrade our manufacturing capabilities in order to stay competitive;

  •
  our ability to comply with restrictive covenants under our new credit facility;

  •
  our ability to maintain security clearances for classified government systems; and

  •
  the other factors that we describe in this prospectus under the heading "Risk Factors."

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievement. Further, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We disclaim any obligation to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. You should not place undue reliance on forward-looking statements set forth or incorporated by reference in this prospectus.

USE OF PROCEEDS

        We estimate the net proceeds to us from this offering will be approximately $48.8 million, based upon an assumed offering price of $17.67 per share, the last reported sales price of our common stock on September 7, 2005, after payment of underwriting discounts and commissions and estimated expenses of this offering. We have assumed that the underwriters will not exercise their over-allotment option.

        Under the terms of our new credit facility, we are required to use the net proceeds to us from this offering to repay all of the amounts outstanding under the term loan B. Under the terms of the term loan B, we are required to prepay the entire principal balance outstanding under the term loan B with the net proceeds of this offering. Any remaining net proceeds will be used to repay $12.0 million outstanding under the term loan A and for working capital and general corporate purposes. Pending final use, we may invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

        We used borrowings under our new credit facility to fund a portion of the purchase price of $55.2 million for the DiOP acquisition. As of July 2, 2005, we had $55.0 million outstanding under our new credit facility, $20.0 million of which was under the term loan A and bore interest at 5.96% per annum and $35.0 million of which was under the term loan B and bore interest at 5.96% per annum. As of July 2, 2005, there were no borrowings outstanding under the revolving line of credit. The term loan A matures on May 2, 2010, the term loan B matures on May 2, 2007 and the revolving credit line matures on May 2, 2008.

DIVIDEND POLICY

        We have applied and currently intend to continue to apply the retained and current earnings toward the development of our business and to finance growth. We did not pay cash dividends on the common stock during the three years ended December 31, 2004 and do not anticipate paying cash dividends in the foreseeable future. Our ability to declare and make dividend payments is restricted under our new credit facility.

PRICE RANGE OF COMMON STOCK

        Our common stock trades on the Nasdaq National Market under the symbol "AXYS." The following table sets forth the range of high and low sales prices as reported by Nasdaq for the periods indicated.

	Price Range of Common Stock
	High	Low
Year Ended December 31, 2003
First Quarter	$5.633	$4.667
Second Quarter	6.667	4.833
Third Quarter	8.697	6.373
Fourth Quarter	10.033	7.833
Year Ended December 31, 2004
First Quarter	$10.813	$8.333
Second Quarter	16.160	9.673
Third Quarter	15.750	11.250
Fourth Quarter	19.050	12.510
Year Ended December 31, 2005
First Quarter	$22.750	$16.520
Second Quarter	22.640	16.450
Third Quarter (through September 7, 2005)	20.600	17.510

        On September 7, 2005, the last sales price of the common stock reported on the Nasdaq National Market was $17.67.

        On September 7, 2005, the approximate number of holders of record of our common stock was 468.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as of July 2, 2005 (1) on an actual basis, and (2) on a "Pro Forma As Adjusted" basis, which reflects our sale of 3,000,000 shares of common stock at an assumed offering price of $17.67 per share, the last reported sales price of our common stock on September 7, 2005, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us as well as our repayment of $35.0 million under the term loan B and $12.0 million under the term loan A.

        You should read this table together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, included elsewhere in this prospectus.

	July 2, 2005
	Actual	Pro Forma As Adjusted
	(In thousands, except per share data)
Cash and cash equivalents	$2,531	$4,380

Debt:
New credit facility
Term loan A	20,000	8,000
Term loan B	35,000	—
Revolving line of credit(1)	—	—
Capital lease obligations	—	—

Total debt	$55,000	$8,000

Shareholders' equity:
Common stock, $.01 par value, 30,000,000 shares authorized; 7,186,734 shares issued, actual and 10,186,734 shares issued, pro forma as adjusted	$72	$102
Preferred stock, $.01 par value, 4,000,000 shares authorized; no shares issued and outstanding	—	—
Capital in excess of par	39,954	88,773
Accumulated other comprehensive loss	(224)	(224)
Retained earnings	17,548	17,240
Treasury stock, at cost, 87,468 shares, actual and pro forma as adjusted	(634)	(634)

Total shareholders' equity	$56,716	$105,257

Total capitalization	$111,716	$113,257

(1)
As of August 31, 2005, we had approximately $14.3 million of availability under our revolving line of credit, net of $0.7 million of outstanding letters of credit.

        The information in the table above regarding the number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of July 2, 2005 and does not include 886,094 shares reserved for issuance upon the exercise of options granted under our Stock Incentive Plan or any shares that may be sold pursuant to the underwriters' over-allotment option.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Consolidated Financial Statement Information

        The unaudited pro forma condensed consolidated financial statements set forth below are presented to reflect the pro forma effects of (1) our April 8, 2004 acquisition of Telic, (2) our May 2, 2005 acquisition of DiOP, (3) our borrowing of $55.0 million under the new credit facility to fund the DiOP acquisition and refinance our old credit facility and (4) this offering, assuming an offering price of $17.67 per share, which is the last reported sales price of our common stock on September 7, 2005.

        The unaudited pro forma condensed consolidated statement of operations, or pro forma statement of operations, for the year ended December 31, 2004 was prepared as if the Telic acquisition, the DiOP acquisition and related financing and this offering had taken place on January 1, 2004. The pro forma statement of operations for the six months ended July 2, 2005 was prepared as if the DiOP acquisition and related financing and this offering had taken place on January 1, 2004. The unaudited pro forma condensed consolidated balance sheet as of July 2, 2005 gives effect to this offering as if the transaction occurred on that date. The Telic acquisition and the DiOP acquisition have been accounted for using the purchase method of accounting. The pro forma statements of operations do not reflect any potential cost savings that we believe would have resulted had the Telic and DiOP acquisitions occurred on January 1, 2004.

        The pro forma adjustments related to the DiOP acquisition are based on the purchase price allocations, which are subject to final adjustments.

        Our audited consolidated financial statements as of and for the year ended December 31, 2004, and our unaudited consolidated financial statements as of and for the six months ended July 2, 2005, as well as DiOP's audited financial statements as of and for the year ended December 31, 2004 and unaudited financial statements as of and for the three months ended March 31, 2005, are included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results that would have been achieved had the Telic acquisition, the DiOP acquisition and related financing and this offering been completed on the dates indicated or of the results of operations that may be attained by us in the future.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2004

(In thousands, except share and per share data)

				Pro Forma Adjustments
				Acquisitions
	Axsys Technologies	Diversified Optical Products	Telic Optics			Financing Transactions		Tax Adjustments
				DiOP	Telic					Consolidated
Sales	$103,530	$21,992	$1,759	$—	$—	$—		$—		$127,281
Cost of sales	72,874	13,899	951	—	—	—		—		87,724

Gross profit	30,656	8,093	808	—	—	—		—		39,557
Selling, distribution and marketing costs	7,576	2,304	—	—	—	—		—		9,880
Research, development and engineering costs	2,677	1,826	—	—	—	—		—		4,503
Administrative and general costs	10,985	1,220	265	—	—	—		—		12,470
Amortization expense	73	—	—	1,074 (1)	27(1)	—		—		1,174

Operating income	9,345	2,743	543	(1,074)	(27)	—		—		11,530
Interest (expense) income, net	(156)	(152)	—	163 (2)		146 (309 7 (20	(3) )(4) (6) )(7)	—		(321)
Other income	(38)	111	—	—	—	—		—		73

	(194)	(41)	—	163	—	(176)		—		(248)

Income before income taxes	9,151	2,702	543	(911)	(27)	(176)		—		11,282
Income tax (benefit) provision	(8)	229	24	—	—	—		443	(9)	688

Income from continuing operations	$9,159	$2,473	$519	$(911)	$(27)	$(176)		$(443)		$10,594

Basic earnings per share from continuing operations	$1.30									$1.06
Diluted earnings per share from continuing operations	$1.26									$1.03
Weighted average common shares outstanding:
Basic	7,020,184					3,000,000(10)				10,020,184
Diluted	7,289,437					3,000,000(10)				10,289,437

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended July 2, 2005

(In thousands, except share and per share data)

			Pro Forma Adjustments
	Axsys Technologies	Diversified Optical Products	DiOP Acquisition		Financing Transactions		Tax Adjustments		Consolidated
Sales	$62,032	$7,270	$—		$—		$—		$69,302
Cost of sales	43,242	4,831	—		—		—		48,073

Gross profit	18,790	2,439	—		—		—		21,229
Selling, distribution and marketing costs	4,492	871	(721	)(8)	—		—		4,642
Research, development and engineering costs	1,788	985	(335	)(8)	—		—		2,438
Administrative and general costs	6,327	4,703	(3,372	)(8)	—		—		7,658
Amortization expense	227	—	184	(1)	—		—		411

Operating income	5,956	(4,120)	4,244		—		—		6,080
Interest (expense) income, net	(697)	(32)	44	(2)	58 (121 606 57 (10	(3) )(4) (5) (6) )(7)	—		(95)
Other income	36	237	—		—		—		273

	(661)	205	44		590		—		178

Income before income taxes	5,295	(3,915)	4,288		590		—		6,258
Income tax (benefit) provision	1,986	5,725	(5,485	)(8)	—		121	(9)	2,347

Income from continuing operations	$3,309	$(9,640)	$9,773		$590		$(121)		$3,911

Basic earnings per share from continuing operations	$0.47								$0.39
Diluted earnings per share from continuing operations	$0.44								$0.37
Weighted average common shares outstanding:
Basic	7,079,769				3,000,000(10)				10,079,769
Diluted	7,459,102				3,000,000(10)				10,459,102

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of July 2, 2005

(In thousands)

		Pro Forma Adjusments
	Axsys Technologies	Stock Offering Proceeds	Financing Transactions		Pro-Forma Combined
Assets
Current assets
Cash and marketable securities	$2,531	$48,849(10)	$(47,000	)(4)	$4,380
Accounts receivable, net	17,910	—	—		17,910
Inventories	37,612	—	—		37,612
Deferred and refundable income taxes	3,250	—	—		3,250
Prepaid expenses and other	2,215	—	(106	)(11)	2,109

Total current assets	63,518	48,849	(47,106)		65,261
Property, plant and equipment—net	15,108	—	—		15,108
Intangible assets	11,350	—	—		11,350
Accumulated amortization	(302)	—	—		(302)
Goodwill	57,549	—	—		57,549
					—
Other assets	1,405	—	(202	)(11)	1,203

	$148,628	$48,849	$(47,308)		$150,169

Liabilities and shareholders' equity
Current liabilities
Debt due within one year	$5,000	$—	$(1,000	)(4)	$4,000
Accounts payable	7,818	—	—		7,818
Accrued liabilities	11,699	—	—		11,699
Accrued income taxes	4,116	—	—		4,116
Deferred income	8,981	—	—		8,981

Total current liabilities	37,614	—	(1,000)		36,614
Long-term debt and capital leases	50,000		(46,000	)(4)	4,000
Other liabilities	4,298	—	—		4,298
Shareholders' equity
Common stock	72	30(10)	—		102
Capital in excess of par value	39,954	48,819(10)	—		88,773
Accumulated other comprehensive loss	(224)	—	—		(224)
Retained earnings	17,548		(308	)(11)	17,240
Treasury stock	(634)	—	—		(634)

Total shareholders' equity	56,716	48,849	(308)		105,257

	$148,628	$48,849	$(47,308)		$150,169

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(In thousands, except share and per share data)

(1)
Represents the additional amortization expense for the intangible assets acquired with the Telic and DiOP acquisitions, as if the acquisitions had occurred on January 1, 2004, as follows:

				Fiscal Year 2004			Six Months Ended July 2, 2005
		Gross Carrying Amount	Life	Actual Expense	Pro Forma Adjustment	Pro Forma Expense	Actual Expense	Pro Forma Adjustment	Pro Forma Expense
Telic Acquisition:	Customer Relationships	$2,200	22 years	$73	$27	$100	$48	$—	$48
DiOP Acquisition:	Customer Relationships	$5,800	18 years	$—	$322	$322	$53	$109	$162
	Camera Technology	2,600	8 years	—	325	325	54	109	163
	Order Backlog	400	1 year	—	400	400	67	(67)	—
	Service Contract	200	5 years	—	10	10	2	27	29
	Developed Software	150	9 years	—	17	17	3	6	9

				$—	$1,074	$1,074	$179	$184	$363

(2)
Prior to the acquisition, DiOP had a five-year $2,700 term loan, which bore interest at an annual fixed rate of 5.5%. On May 2, 2005, the balance of this loan of $2,300 was paid off in connection with the sale. In addition, DiOP had other smaller debt instruments during 2004. This pro forma adjustment represents the elimination of all interest expense incurred during fiscal year 2004 and from January 1, 2005 through May 2, 2005.

(3)
To partially finance the acquisition of Telic, we entered into a credit facility in April 2004, which included a $5,000 five-year term loan, bearing interest at a rate per annum equal to the one-month LIBOR rate plus a margin of 100 to 150 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio. On May 2, 2005, utilizing our existing cash, we paid in full the balance of this term loan, which was $4,000. These pro forma adjustments represent the elimination of the interest expense incurred during fiscal year 2004 and from January 1, 2005 through May 2, 2005.

(4)
On May 2, 2005, we entered into a new credit facility to finance the purchase of DiOP. The credit facility is comprised of a $15,000 three-year revolving line of credit, a $20,000 five-year term loan A and a $35,000 two-year term loan B. Term loan A bears interest at a per annum rate equal to the three-month LIBOR rate plus a margin of 100 to 275 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio. As of July 2, 2005, the balance was $20,000 and the interest rate was 5.96%. Term loan B bears interest at a per annum rate equal to the LIBOR rate plus a margin of 100 to 275 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio. We have the option of electing the one-month, two-month or three-month LIBOR rate. As of July 2, 2005, the balance was $35,000 and the interest rate was 5.96%.

  The Unaudited Pro Forma Condensed Consolidated Statements of Operations assume that this offering and the acquisitions of Telic and DiOP had occurred on January 1, 2004. Based on these assumptions, we would have used our cash on-hand, the cash proceeds from this offering and a $8,000 four-year term loan to finance the acquisitions of Telic and DiOP. These pro forma adjustments reflect the interest expense that would have been incurred during 2004 and the six months ended July 2, 2005 if the $8,000 of financing had occurred on January 1, 2004.

  The Unaudited Pro Forma Condensed Consolidated Balance Sheet assumes that this offering had occurred on July 2, 2005 and that $47,000 of the cash proceeds received was used to pay off the

  $35,000 term loan B and $12,000 of the $20,000 term loan A, leaving $8,000 of term loan A outstanding.

(5)
As stated in Note (4) above, the Unaudited Pro Forma Condensed Consolidated Statements of Operations assume that this offering and the acquisitions of Telic and DiOP had occurred on January 1, 2004. Based on these assumptions, we would have used our cash on hand, the cash proceeds for this offering and a term loan of $8,000 to finance the acquisitions of Telic and DiOP. This pro forma adjustment represents the elimination of the actual interest expense incurred during May 2005 and June 2005 on the $20,000 term loan A and the $35,000 million term loan B.

(6)
In conjunction with the $5,000 financing of Telic and the combined $55,000 of financing of DiOP, we incurred amortizable financing costs. These costs were $40 for the Telic financing and $413 for the DiOP financing. These pro forma adjustments represent the elimination of the amounts expensed during 2004 and the first six months of 2005.

(7)
These pro forma adjustments represent the expense that we would have incurred for amortizable financing costs if we had borrowed $8,000 on January 1, 2004.

(8)
Included in DiOP's Statement of Operations for the four months ended May 2, 2005 was $9,913 of non-recurring expenses incurred in conjunction with the sale of DiOP to Axsys. These expenses included $2,500 of employee bonuses and $1,928 of legal, accounting and other professional costs. In addition, DiOP incurred a built-in federal capital gains tax of $1,564 as a result of the sale of DiOP occurring only eight years after the Subchapter S election. In addition, DiOP incurred $3,921 of New Hampshire state corporate taxes in conjunction with the sale of DiOP to Axsys.

(9)
Prior to the acquisitions, Telic and DiOP operated as S corporations. The pro forma tax rate assumes that Telic and DiOP were each taxed as a C corporation and that each was part of the consolidated tax return of Axsys. The overall pro forma tax rate for the consolidated entity for the year ended December 31, 2004 would become 6.1% because Axsys would have continued to reverse a previously established valuation reserve. The pro forma adjustment to the combined entity for the six months ended July 2, 2005 is based on a normalized tax rate of 37.5%.

(10)
This pro forma adjustment represents the financial statement impact of the issuance of an additional 3,000,000 shares of common stock with estimated net cash proceeds from this offering based on an estimated sales price of $17.67, the last reported sales price of our common stock on September 7, 2005. Gross cash proceeds are estimated to be $53,010 less estimated offering expenses of $4,161 resulting in estimated net cash proceeds of $48,849.

(11)
This pro forma adjustment represents the write-off of the prepaid financing fees for term loan A and term loan B that would have been incurred if the net proceeds from this offering were used to pay off $47,000 of outstanding debt on July 2, 2005.

SELECTED CONSOLIDATED FINANCIAL DATA

        The tables below set forth selected consolidated financial data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and for the six months ended July 3, 2004 and July 2, 2005. We derived the selected consolidated financial data as of December 31, 2000, 2001, 2002, 2003 and 2004 and for the years then ended from our audited consolidated financial statements. We derived the selected consolidated financial data as of July 3, 2004 and July 2, 2005 and for the six-month periods then ended from our unaudited consolidated financial statements. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the six months ended July 2, 2005 are not necessarily indicative of our operating results for 2005 or any other future period.

        Prospective investors should read the selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,					Six Months Ended
	2000(1)(2)(3)(4)	2001(1)(2)(5)	2002(1)(2)(5)(6)	2003(1)(6)	2004(6)(7)	July 3, 2004(6)(7)	July 2, 2005(8)
	(In thousands, except per share data)
Statement of Operations Data:
Sales	$90,421	$86,131	$79,586	$85,109	$103,530	$49,135	$62,032
Gross profit	19,213	13,747	20,132	23,073	30,656	14,602	18,790
Income (loss) from continuing operations before cumulative effect of change in accounting principle	(3,932)	(5,266)	(3,014)	4,998	9,159	3,588	3,309
Net income (loss)	9,523	(7,152)	(7,061)	4,998	8,664	3,588	3,159
Basic earnings (loss) per share from continuing operations before cumulative effect of change in accounting principle	$(0.56)	$(0.75)	$(0.43)	$0.72	$1.30	$0.51	$0.47
Basic earnings (loss) per share	$1.36	$(1.02)	$(1.00)	$0.72	$1.23	$0.51	$0.45
Weighted-average basic common shares outstanding	6,986	7,032	7,038	6,986	7,020	6,994	7,080
Diluted earnings (loss) per share from continuing operations before cumulative effect of change in accounting principle	$(0.56)	$(0.75)	$(0.43)	$0.71	$1.26	$0.50	$0.44
Diluted earnings (loss) per share	$1.36	$(1.02)	$(1.00)	$0.71	$1.19	$0.50	$0.42
Weighted-average diluted common shares outstanding	6,986	7,032	7,038	7,074	7,289	7,223	7,459
Supplemental Information:
Capital expenditures	$3,268	$2,258	$1,380	$3,027	$4,239	$1,899	$1,296
Depreciation and amortization	$3,062	$2,932	$2,663	$2,920	$2,747	$1,415	$1,776

	As of December 31,					As of
	2000	2001	2002	2003	2004	July 3, 2004	July 2, 2005
	(In thousands)
Balance Sheet Data (as of period end):
Total assets	$73,592	$68,636	$62,372	$66,845	$85,815	$77,384	$148,628
Long-term capital lease obligations (less current portion)	1,485	1,392	1,191	568	150	337	—
Long-term debt (less current portion)	—	—	—	—	3,333	3,833	50,000
Shareholders' equity	53,421	46,440	39,093	43,898	53,093	47,631	56,716

(1)
In the second quarter of 2004, the Board of Directors announced the declaration of a 3:2 stock split effected as a stock dividend payable on June 30, 2004 to stockholders of record on June 15, 2004. Stockholders received a dividend of one additional share of our common stock for every two shares owned on the record date. Fractional shares were cashed out, and payments were made to stockholders in lieu of fractional shares on June 30, 2004. Share and per share information for all prior periods have been restated to reflect the stock split.

(2)
In the third quarter of 2002, the Automation Group was divested, which included the Fiber Automation division and Automation Engineering, Inc., a wholly owned subsidiary. Accordingly, the Automation Group has been accounted for as discontinued operations and the operating results have been reported separately from continuing operations for all applicable periods. Sales applicable to these discontinued operations were $1.2 million in 2002, $3.1 million in 2001 and $1.4 million in 2000.

(3)
In September 2000, we acquired the stock of Westlake Technology Corporation, or Westlake. This acquisition was accounted for under the purchase method of accounting and, accordingly, the results of Westlake's operations have been included in our Consolidated Statements of Operations since the date of acquisition.

(4)
In March 2000, we sold Beau Interconnect division, or Beau. Accordingly, Beau has been accounted for as a discontinued operation and operating results have been reported separately from continuing operations in 2000. Sales applicable to this discontinued operation were $846 thousand during 2000.

(5)
For 2002 and 2001, certain engineering costs have been reclassified from cost of goods sold to operating expenses to conform to the current presentation.

(6)
In accordance with SFAS No. 109, we established a $4.6 million valuation allowance against our deferred income tax asset in 2002. As we reported income, we reduced the valuation allowance and utilized $3.2 million in 2004 and $1.4 million in 2003 as deferred income tax assets were realized.

(7)
On April 8, 2004, we acquired Telic. We accounted for this acquisition under the purchase method of accounting and, accordingly, the results of Telic's operations have been included in our Consolidated Statements of Operations since the date of acquisition.

(8)
On May 2, 2005, we acquired DiOP. We accounted for this acquisition under the purchase method of accounting and, accordingly, the results of DiOP's operations have been included in our Consolidated Statements of Operations since the date of acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes, included elsewhere in this prospectus. Portions of this document that are not statements of historical or current fact are forward-looking statements. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause our actual results to differ materially from those anticipated include those discussed in "Risk Factors," as well as those discussed elsewhere. See "Risk Factors" and "Forward-Looking Statements."

        The following table sets forth selected financial data on a consolidated basis (in thousands):

	Years Ended December 31,			Six Months Ended
	2004	2003	2002	July 2, 2005	July 3, 2004
Sales	$103,530	$85,109	$79,586	$62,032	$49,135
Cost of sales	72,874	62,036	59,454	43,242	34,533

Gross profit	30,656	23,073	20,132	18,790	14,602
Selling, general and administrative expenses	18,684	15,986	16,262	11,046	9,266
Research, development and engineering expenses	2,677	2,059	2,049	1,788	1,303
Restructuring and special charges (credits)	(50)	—	1,854	—	(50)

Operating income (loss)	9,345	5,028	(33)	5,956	4,083
Interest expense	(254)	(172)	(212)	(773)	(108)
Interest income	98	115	190	76	34
Other (expense) income, net	(38)	263	10	36	(22)

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	9,151	5,234	(45)	5,295	3,987
(Benefit from) provision for income taxes	(8)	236	2,969	1,986	399

Income (loss) from continuing operations before cumulative effect of change in accounting principle	9,159	4,998	(3,014)	3,309	3,588

Discontinued operations
Loss from discontinued operations, net of income tax benefit	(495)	—	(4,582)	(150)	—
Cumulative effect of change in accounting principle	—	—	535	—	—

Net income (loss)	$8,664	$4,998	$(7,061)	$3,159	$3,588

        The following table sets forth the percent of sales by segment:

	Years Ended December 31,			Six Months Ended
	2004	2003	2002	July 2, 2005	July 3, 2004
Optical Systems Group	75.5%	74.3%	74.7%	79.7%	74.3%
Distributed Products Group	24.5	25.7	25.3	20.3	25.7

Overview

        We are a leading designer and manufacturer of precision optical solutions for defense, aerospace, homeland security and high-performance commercial applications. These sophisticated solutions are typically found in applications that demand the finest optical surfaces, highest accuracy and tightest motion control tolerances. Our solutions are often embedded in larger systems that depend on precise optical control for accurate operation of critical functions. In addition to optical solutions, we distribute precision ball bearings used in a variety of industrial and commercial applications.

Operating Segments

        During 2004, we modified our segment reporting by combining what were previously referred to as the "Aerospace and Defense" and "Commercial Products" groups into a new segment, "Optical Systems." This change reflects the increasing collaboration among our facilities in the development of products that serve both the aerospace and commercial markets.

        We are now organized into two businesses: the Optical Systems Group and the Distributed Products Group. The Optical Systems Group designs, manufactures and sells highly precise assemblies and components, which are typically embedded in optical systems for both government and commercial applications. The Optical Systems Group plans to continue focusing on growth markets that require highly precise optical and related motion control solutions. These markets include homeland security initiatives, unmanned vehicle applications, the national missile defense market, new weapons platforms and performance commercial markets. An example of a target commercial market is the material processing business, where we are offering a potentially innovative technology called a "fast steering mirror" that has the opportunity to displace existing galvanometer technology in laser positioning applications. The Optical Systems Group has design and manufacturing facilities in San Diego, California, Cullman, Alabama, Rochester Hills, Michigan, North Billerica, Massachusetts and Salem, New Hampshire.

        The Distributed Products Group distributes precision ball bearings, spherical plain bearings and bushings, acquired from various domestic and international sources, to OEMs and MROs. Additionally, the Distributed Products Group designs, manufactures and sells mechanical-bearing subassemblies for a variety of customers. The Distributed Products Group is comprised of the AST Bearings Division located in Montville, New Jersey, with a satellite distribution center in Irvine, California.

Significant Customers

        Raytheon, an aerospace and defense systems supplier, represented 18.9% of our sales in 2004 and 15.5% in 2003. During 2002, we did not have a concentration of sales of greater than 10% with any one customer. While Raytheon, a prime contractor with the U.S. government, does constitute a significant portion of our business, our sales are diversified since we sell to 14 separate locations within five of Raytheon's seven segments. Consequently, we do not currently believe that this is at-risk business.

Backlog and Orders

        We ended the second quarter of 2005 with a backlog of $100.5 million, compared to a backlog of $81.7 million at July 3, 2004, an increase of $18.8 million or 23.0%. We recognized in 2004 bookings in excess of $119.2 million, ending the year with record backlog of $88.2 million, of which 12.2% will be shipped beyond twelve months. As we look forward, we expect continued growth in the Optical Systems Group. This group will continue to target orders that require highly precise optical and motion control solutions. Examples include surveillance, military navigation and targeting, "smart" weapons and medical imaging.

Acquisition of Diversified Optical Products, Inc.

        On May 2, 2005, we acquired DiOP, a privately owned manufacturer of high-end thermal camera systems and lenses, for $55.2 million in cash plus $1.6 million of legal, audit and other acquisition-related costs incurred in connection with the acquisition. DiOP is a technology leader in the supply of infrared surveillance solutions to homeland security customers, such as the U.S. Border Patrol, Army, Navy, Air Force, Coast Guard and various port authorities. In addition, DiOP manufactures an array of infrared cameras for law enforcement, firefighting and commercial perimeter security applications. Finally, DiOP is a leading independent OEM of military-grade thermal targeting and imaging lenses. DiOP employs approximately 120 people at its Salem, New Hampshire headquarters. DiOP's sales for the calendar year 2004 were $22.0 million.

        The acquisition of DiOP provides us with the following strategic benefits:

  •
  This transaction established us as a leading independent supplier of vertically integrated infrared surveillance systems.

  •
  The combination of our existing motion control business and DiOP's camera business will enable our combined company to address new markets, including aerial and shipboard surveillance, that neither company can address independently.

  •
  The integration of DiOP's infrared lens design and manufacturing capabilities with our existing infrared systems business will enable the combined business to better satisfy demand for military-grade thermal lenses.

        In connection with the acquisition of DiOP, we entered into a new credit facility with an affiliate of Bank of America on May 2, 2005. The credit facility is comprised of a $15.0 million three-year revolving line of credit, a $20.0 million five-year term loan A and a $35.0 million two-year term loan B.

Acquisition of Telic

        On April 8, 2004, we acquired all of the stock of Telic, a privately owned manufacturer of high-end thermal optics and lenses. Telic is currently operating as Axsys Technologies IR Systems and its financial results are included in our Optical Systems Group's results.

        The acquisition of Telic provides us with the following key strategic benefits:

  •
  Telic's leading reputation in the design and manufacture of military-grade infrared lenses enhanced our position as an important supplier of optical solutions.

  •
  Telic's infrared optical design and manufacturing capabilities complement our strong position in metal optics. These expanded capabilities increased our ability to provide more sophisticated outsourced solutions to our prime contractor customers.

  •
  Telic's embedded position in ground- and sea-based programs complements our historic focus on air- and space-based programs and broadened our overall program penetration.

        The initial purchase price of Telic, after a working capital adjustment, was $14.0 million in cash with an additional earn out of up to $4.0 million over the 36 months following the closing date, based on certain revenue goals. If these revenue goals are achieved, the earn out will increase the amount of excess of cost over net assets acquired, and the total purchase price could reach $18.0 million. In addition, $438 thousand of legal, audit and other acquisition-related costs were incurred in connection with the Telic acquisition. We funded the purchase price and associated transaction costs through a combination of existing cash balances and borrowings under our old credit facility. The balance of the loan of $4.0 million was repaid in full on May 2, 2005.

        Included in our full year 2004 financial results were $5.3 million of sales, $2.4 million of gross profit and $1.6 million of operating income from the operations of Telic.

James Webb Space Telescope

        During 2004, we received an $18.6 million definitive contract from Ball Aerospace and Technology Corporation to produce the optical mirror substrates for the JWST. The contract contains $9.9 million of production sales and $8.7 million for facilitization. Production revenues are subject to increase pursuant to purchase orders. During 2004, we recognized $1.0 million of sales under the percentage of completion method of accounting related to the JWST project.

        The JWST, which is currently expected to launch in 2011, will replace the Hubble Space Telescope as NASA's premier space telescope. Northrop Grumman is the prime contractor. The primary mirror is comprised of 18 individual lightweight beryllium segments, all of which will be fabricated by us. Because of the large size of the primary mirror, JWST will be significantly more sensitive than ground-based infrared telescopes, enabling it to search for the first stars and galaxies formed in the universe billions of years ago.

        Our contract includes the production of optical substrates for an engineering development unit, 18 primary mirror segments and support structures. We expect to complete the engineering development unit in the first quarter of 2005, with delivery of all 18 segments by the end of 2006.

Divestitures

        During 2002, we decided to exit the automation market and focus on our other businesses. As part of this decision, we sold three of our business units: our wholly owned subsidiary Teletrac, Inc., or Teletrac, our wholly owned subsidiary Automation Engineering, Inc., or AEI, and our Fiber Automation Division, or FAD.

        We sold the stock of Teletrac, which serves the data storage business, in exchange for an interest-bearing $850 thousand note, which provides for payments equal to ten percent of the revenues generated from the Teletrac business with the balance, if any, due in five years. Because of the uncertain market conditions for data storage products and the terms of the note, we have reserved the entire value of this note and will record any principal and interest payments as ordinary income during the period received. As a result of this sale, an asset impairment and cost of sale charge of $1.0 million has been included in our Consolidated Statements of Operations. Under applicable accounting principles, Teletrac has not been treated as a discontinued operation and results of operations through the date of sale in 2002 are recognized in continuing operations. Sales applicable to the data storage business were $6 thousand in 2002.

        As a result of the sale, we closed our Santa Barbara manufacturing facility and relocated our micro-positioning stage, laser interferometer and autofocus product lines to our facility located in Rochester Hills, Michigan during the second quarter of 2002. The total pre-tax cost of $1.1 million associated with the relocation and facility closure included a charge of $436 thousand for thirty terminated employees and a charge of $123 thousand for the disposal of excess furniture and fixtures. A charge of $136 thousand was incurred as a result of the write-off of certain inventory related to the termination of certain minor product lines. Other costs of $358 thousand associated with the relocation included costs for the equipment relocation, employee training and recruitment and facility upgrades in Michigan, which were expensed as incurred.

        The sale of stock of AEI and the sale of the net assets of FAD have been accounted for as discontinued operations and the related net assets and operating results have been reported separately from continuing operations in all years presented. Sales applicable to these discontinued operations were $1.2 million in 2002.

Results of Segment Operations

        The following tables and discussion set forth selected financial information from continuing operations on a segment basis for the three months and six months ended July 2, 2005 and July 3, 2004 and for the years ended December 31, 2004, 2003 and 2002. The segment tables, shown below, exclude one-time charges, which are shown separately.

Optical Systems Group Segment
(table in thousands and as a percentage of sales)

	Three Months Ended				Six Months Ended
	July 2, 2005		July 3, 2004		July 2, 2005		July 3, 2004
Sales	$27,160	100.0%	$19,282	100.0%	$49,429	100.0%	$36,495	100.0%
Cost of sales	18,733	69.0	13,437	69.7	34,416	69.6	25,763	70.6

Gross profit	$8,427	31.0%	$5,845	30.3%	$15,013	30.4%	$10,732	29.4%

        Sales in the Optical Systems Group segment increased 40.9% for the three months ended July 2, 2005 as compared to the same period in the prior year. Sales for the six months ended July 2, 2005 increased 35.4% compared to the same period in 2004, of which 21.1% was attributable to the acquisitions of DiOP and Telic. Organic growth of 14.3% was primarily due to an increase in demand of our products and capabilities on air- and ground-based defense applications.

        Gross profit of 31.1% for the three months and 30.4% for the six months ended July 2, 2005 were higher than gross profit for the comparable periods in the prior year. The increase in gross profit primarily resulted from the acquisitions of DiOP and Telic, which generally carry a higher than average margin than other product lines within this segment, partially offset by a reduction in margin as a result of recording the acquired inventory from DiOP at fair market value.

Distributed Products Group Segment
(table in thousands and as a percentage of sales)

	Three Months Ended				Six Months Ended
	July 2, 2005		July 3, 2004		July 2, 2005		July 3, 2004
Sales	$6,224	100.0%	$6,447	100.0%	$12,603	100.0%	$12,640	100.0%
Cost of sales	4,317	69.4	4,471	69.4	8,826	70.0	8,770	69.4

Gross profit	$1,907	30.6%	$1,976	30.6%	$3,777	30.0%	$3,870	30.6%

        Sales in the Distributed Products Group segment decreased 3.5% for the three months and 0.3% for the six months ended July 2, 2005 as compared to the same periods in the prior year as a result of a decrease in customer demand and pricing pressures. Gross profit as a percentage of sales was consistent with the comparable periods in the prior year.

Operating Expenses
(table in thousands and as a percentage of sales)

	Three Months Ended				Six Months Ended
	July 2, 2005		July 3, 2004		July 2, 2005		July 3, 2004
Selling, general and administrative expenses	$5,946	17.8%	$4,868	18.9%	$11,046	17.8%	$9,266	18.9%
Research, development and engineering expenses	1,044	3.1	726	2.8	1,788	2.9	1,303	2.7

        Selling, general and administrative expenses.    The spending increase, year over year, was primarily due to the acquisitions of DiOP and Telic. Despite the overall increase in selling, general and administrative expenses, spending, as a percentage of sales, was lower than the comparable periods in the prior year primarily due to higher sales volume and improvements in operating efficiencies.

        Research, development and engineering expenses.    Research, development and engineering expenses increased for the three months and six months ended July 2, 2005 compared to the same periods in the prior year primarily due to additional research and development costs at DiOP along with increased efforts on a variety of commercial optical projects.

Other Income and Expenses

        Interest expense.    Interest expense was $706 thousand in the second quarter of 2005 and $773 thousand in the first six months of 2005, compared to interest expense of $76 thousand and $108 thousand in the comparable periods of 2004. The higher interest expense was due to interest on $55.0 million of borrowings outstanding as of July 2, 2005, compared to $5.0 million of borrowings outstanding as of July 3, 2004. This increase in interest expense was partially offset by lower interest on capital leases, which were paid off in the second quarter of 2005.

        Interest income.    Interest income was $34 thousand in the second quarter and $76 thousand in the first six months of 2005, compared to interest income of $9 thousand and $34 thousand in the comparable periods of 2004 primarily due to higher interest rates during 2005. Interest income was primarily composed of income from cash and cash equivalents.

        Income taxes.    The consolidated effective tax rate was 37.5% for the three months and six months ended July 2, 2005 compared to 10.0% in the comparable periods of 2004. The consolidated effective tax rate for the three months and six months ended July 3, 2004 was lower primarily due to the utilization of a previously established valuation allowance. During the second quarter of 2005, we recorded a tax expense of 34% for federal taxes and 3.5% for state taxes as compared to 6.0% for federal taxes and 4.0% for state taxes during the comparable periods in 2004. A valuation allowance is not required as it is more likely than not that the net deferred income tax assets will be realized in the future.

Optical Systems Group Segment
(table in thousands and as a percentage of sales)

	Years Ended December 31,
	2004		2003		2002
Sales	$78,189	100.0%	$63,246	100.0%	$59,438	100.0%
Cost of sales	55,429	70.9	46,728	73.9	44,951	75.6

Gross profit	$22,760	29.1%	$16,518	26.1%	$14,487	24.4%

        Sales in the Optical Systems Group segment increased 23.6% for the year ended December 31, 2004 compared to 2003, while sales in this segment increased 6.4% for the year ended December 31, 2003 compared to 2002. Our 2004 sales included $5.3 million of sales from our 2004 acquisition of Telic. Telic's capabilities enhance our product offerings to include sophisticated infrared optical solutions used in sea- and ground-based defense applications. We have also experienced significant growth in sales of our motion control solutions and beryllium structures, both of which are used in a variety of highly precise targeting, surveillance and missile defense system platforms. During 2004, we recognized $1.0 million of sales from the JWST contract under the percentage of completion method of accounting. In addition, sales of our airbearing scanners, which are used in medical imaging applications, increased during 2004.

        Gross profit as a percent of sales for the year ended December 31, 2004 increased compared to 2003 and 2002 mainly due to increased volume, sales mix and improved efficiencies in comparison to the past two years. In addition, the acquisition of Telic, which generally earns higher margins, contributed to our continued growth in gross profit for 2004.

        The Optical Systems Group, as of December 31, 2004, had a backlog of definitive orders of $75.6 million, of which 12.5% is expected to ship beyond the 2005 fiscal year.

Distributed Products Group Segment
(table in thousands and as a percentage of sales)

	Years Ended December 31,
	2004		2003		2002
Sales	$25,341	100.0%	$21,863	100.0%	$20,148	100.0%
Cost of sales	17,445	69.0	15,308	70.0	14,367	71.3

Gross profit	$7,896	31.0%	$6,555	30.0%	$5,781	28.7%

        Sales in the Distributed Products Group segment increased for the year ended December 31, 2004 in relation to 2003 and 2002 as a result of increased revenues primarily in the industrial automation and consumer goods markets as well as a general increase in new customer activity across multiple markets.

        Gross profit as a percent of sales increased in 2004 compared to the prior two years primarily as a result of production efficiencies, higher sales volume and favorable product mix.

One-Time Charges included in Cost of Sales (Non-allocated)
(table in thousands and as a percentage of sales)

	Years Ended December 31,
	2004		2003		2002
One-time charges	—	—	—	—	$136	0.2%

        During 2002, we recognized a one-time charge of $136 thousand for the elimination of some small product lines resulting from the closure of the California facility.

Operating Expenses
(table in thousands and as a percentage of sales)

	Years Ended December 31,
	2004		2003		2002
Selling, general and administrative expenses	$18,684	18.1%	$15,986	18.8%	$16,262	20.4%
Research, development and engineering expenses	2,677	2.6	2,059	2.4	2,049	2.6
Restructuring and special changes (credits)	(50)	(0.05)	—	—	1,854	2.3

        Selling, general and administrative expenses.    Selling, general and administrative expenses, or SG&A, were $18.7 million in 2004 compared to $16.0 million in 2003 and $16.3 million in 2002. Telic incurred $793 thousand of SG&A in 2004. Payments for incentives were higher in 2004 compared to the prior two years as a result of increased production. In addition, we spent more on advertising during 2004 than in the prior two years as we attended more trade shows during the year, and we incurred additional compensation expense of $242 thousand as a result of the termination of an executive officer and the modification of stock option grants under the terms of the severance agreement.

        Research, development and engineering expenses.    Research, development and engineering expenses in 2004 increased $618 thousand compared to 2003 primarily due to increased efforts on a variety of projects developed to increase our sales in space and commercial markets.

        Restructuring and special charges.    During the second quarter of 2004, we reversed a $50 thousand reserve associated with product lines that were either discontinued or sold during 2002. There were no restructuring and special charges in 2003 compared to $1.9 million in 2002.

        During 2002, restructuring charges included $286 thousand for termination expenses incurred in connection with the termination of our Chief Operating Officer as a result of a segment realignment and the subsequent disposal of the Automation Group, $1.0 million associated with asset write-downs and severance expenses resulting from the sale of Teletrac and $559 thousand of costs relating to the relocation of some Commercial OEM product lines from Santa Barbara, California to Rochester Hills, Michigan.

Other Income and Expenses

        Interest expense.    Interest expense was $254 thousand in the year ended December 31, 2004, compared to $172 thousand in 2003 and $212 thousand in 2002. The increase in expense in 2004 compared to 2003 is primarily due to interest on our $5.0 million loan, taken in conjunction with the acquisition of Telic, which was partially offset by lower interest paid on capital leases compared to 2003.

        Interest income.    Interest income was $98 thousand in the year ended December 31, 2004 compared to $115 thousand in 2003 and $190 thousand in 2002. Interest income is primarily composed of income from cash and cash equivalents and short-term investments. In addition, we received $11 thousand in 2003 and $39 thousand in 2002 in interest income from a note receivable from the 1998 sale of Sensor Systems, Inc., which was paid in full during the fourth quarter of 2003.

        Other income and expense, net.    Net other expense in 2004 was $38 thousand compared to net other income of $263 thousand in 2003 and $10 thousand in 2002. Currently, other income and expenses is composed of the effects of foreign exchange transactions partially offset by a return of a legal escrow. We had recovered $232 thousand in 2003 and $298 thousand in 2002 from a fully-reserved note from the 1998 sale of Sensor Systems. This note was paid in full during the fourth quarter of 2003. During 2002, we recognized a charge of $200 thousand for the disposal of fixed assets.

        Income Taxes.    The consolidated effective income tax rate was (0.1%) for the year ended December 31, 2004 compared to 4.5% in 2003 and 2.6% in 2002. The effective rate for each year was impacted by the creation and utilization of a valuation allowance. In accordance with SFAS No. 109, we established a $4.6 million valuation allowance against our deferred income tax asset in 2002. As we reported income, we reduced the valuation allowance and utilized $3.2 million in 2004 and $1.4 million in 2003 as deferred income tax assets were realized. Available and prudent tax planning strategies support the deferred income tax asset on the books at December 31, 2004.

        For 2005, we expect our consolidated effective income tax rate to be approximately 37.5%. The 2005 effective income tax rate reflects the provisions in the American Jobs Creation Act of 2004, which phases out the deduction for export sales and creates a new deduction for U.S. production activities.

        Discontinued operations.    During 2004, we incurred an additional charge of $421 thousand, net of taxes of $226 thousand, related to the 2002 divestiture of our Automation Group. In 2002, we believed that we would be able to sublease two facilities formerly occupied by our divested businesses. However, we have not been able to locate tenants for these facilities, and the additional charge is sufficient to cover the remaining lease obligations.

        In addition, during 2004 we recognized a charge of $74 thousand, net of taxes of $41 thousand, for an environmental-related expense for previously divested operations.

        We completed the disposal of the Automation Group in the fourth quarter of 2002. The sale of the Automation Group resulted in a loss of $1.7 million, net of taxes of $1.0 million, which included $729 thousand for the impairment of assets and $980 thousand of closing-related expenses. In addition, the operating loss from these facilities, which is also included in discontinued operations, was $2.7 million, net of taxes of $1.6 million, in 2002. The remainder of the loss from discontinued operations in 2002 included a $203 thousand charge, net of taxes of $123 thousand, for an environmental-related expense for a previously divested operation, which was partially offset by $22 thousand of income, net of taxes of $13 thousand, from the reversal of unutilized reserves primarily associated with the sale of Beau in 2000.

        Net income (loss).    We had net income of $8.7 million in 2004, net income of $5.0 million in 2003 and a net loss of $7.1 million in 2002. Included in the $8.7 million net income for 2004 is a loss from discontinued operations of $495 thousand as a result of the discontinuation of our Automation Group and charges incurred for environmental related expenses. During 2002, we sold our Automation Group, which resulted in a net loss of $4.4 million including both operating losses and a loss on the sale. In addition, we recognized an income tax provision of $2.9 million from continuing operations, which was primarily the result of the establishment of a valuation allowance to reduce our net deferred income tax assets.

Liquidity and Capital Resources

        We fund our operations primarily from cash on hand and cash flow from operations. As of July 2, 2005, cash and cash equivalents totaled $2.5 million. We have maintained a high level of liquidity as evidenced by our current ratio (current assets divided by current liabilities), which was 1.7 as of July 2, 2005. This ratio is lower than the prior year as a result of the acquisition of DiOP on May 2, 2005. We used cash on hand to repay the $4.0 million outstanding under the old credit facility on May 2, 2005.

        We completed the acquisition of DiOP on May 2, 2005. The purchase price was $55.2 million in cash, plus $1.6 million of acquisition-related costs. In connection with the acquisition of DiOP, we entered into a new credit facility on May 2, 2005 with an affiliate of Bank of America. The new credit facility provides for a three-year $15.0 million revolving line of credit, a five-year term loan A in the principal amount of $20.0 million and a two-year term loan B in the principal amount of $35.0 million. Repayments of amounts borrowed under the new credit facility are secured by a lien on all of our assets and the assets of our subsidiaries, including a pledge of the stock of all of our subsidiaries. Our new credit facility is also guaranteed by all of our subsidiaries.

        Our new credit facility requires, among other things, that we maintain certain financial performance covenants, restricts our ability to incur additional indebtedness and contains various customary provisions, including affirmative and negative covenants, representations and warranties and events of default.

        The revolving line of credit is available through May 2008, subject to optional and mandatory prepayment in accordance with its terms. Up to $2.0 million of the revolving line of credit may be utilized to issue letters of credit. We may elect to have any borrowing under the revolving line of credit bear interest either at Bank of America's prime rate or the LIBOR rate plus a margin of 100 to 275 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio. We have the option of selecting the one-month, two-month, three-month or six-month LIBOR rate. As of July 2,

2005, there were no borrowings outstanding under the revolving line of credit. In addition, as of July 2, 2005, $657 thousand of the revolving line of credit was utilized for outstanding letters of credit.

        The term loan A is scheduled to mature in May 2010, subject to optional and mandatory prepayment in accordance with its terms, with quarterly principal payments of $1.0 million, which began in August 2005. The term loan A bears interest at a rate per annum equal to the three-month LIBOR rate plus a margin of 100 to 275 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio. As of July 2, 2005, the balance of the term loan A was $20.0 million.

        The term loan B is scheduled to mature in May 2007, subject to optional prepayment in accordance with its terms. We are required to use the net proceeds of this offering to repay all amounts outstanding under the term loan B. If this offering is not completed, principal payments, which begin in February 2006, will be made in five quarterly installments of $500 thousand each and a final installment of $32.5 million on May 2, 2007. The term loan B bears interest at a rate per annum equal to the LIBOR rate plus a margin of 100 to 275 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio. We have the option of selecting the one-month, two-month or three-month LIBOR rate. As of July 2, 2005, the balance of the term loan B was $35.0 million.

        Net cash provided by operating activities for the six months ended July 2, 2005 was $3.5 million compared to $1.5 million for the six months ended July 3, 2004. Our net income for the first six months of 2005 was $3.2 million, which included $1.8 million of depreciation and amortization. Net income and non-cash expenses were partially offset by cash outflows of $1.6 million to fund changes in working capital for the first two quarters of 2005 as described below.

        During the first six months of 2005, excluding the acquired assets and liabilities of DiOP, inventory increased $2.3 million as a result of long-lead time production orders and increased sales volume. Deferred income increased by $1.5 million primarily as a result of our strategy to actively negotiate progress payments into certain large dollar contracts for long-lead time products and long-term programs. Other current assets increased $868 thousand primarily due to the recording of a $516 thousand receivable related to the DiOP acquisition and increases in prepaid insurance and loan fees.

        Net cash provided by operating activities for the six months ended July 3, 2004 was $1.5 million. Our net income for the first six months of 2004 was $3.6 million, which included $1.4 million of depreciation and amortization and $17 thousand of capital asset disposals. Net income and non-cash expenses were partially offset by cash outflows of $296 thousand related to discontinued operations, a $260 thousand decrease in long-term legal and environmental reserves and $2.8 million in working capital changes.

        Net cash provided by operating activities was $7.6 million in 2004, $6.8 million in 2003 and $1.8 million in 2002. In 2004, our primary sources of operating cash were $8.7 million of net income plus non-cash expenses, which primarily consists of $2.7 million of depreciation and amortization. These non-cash charges were partially offset by non-cash benefits, including a $1.8 million increase in our net deferred income tax asset, due to the utilization and reversal of a valuation allowance for these assets. We also paid $902 thousand for liabilities related to discontinued operations, which was offset by an additional accrual for discontinued operations of $762 thousand.

        In 2004, we utilized $2.2 million of cash to fund changes in our operating assets and liabilities. We used $4.5 million of cash to fund an increase in our accounts receivable, which resulted from sales growth and higher deferred income billings in our Optical Solutions Group. We also utilized $4.1 million to fund inventory growth in 2004. The inventory growth was related to certain large long-term programs in our Optical Systems Group. The increases in accounts receivable and inventory were partially offset by a $2.1 million increase in accounts payable and a $2.6 million increase in deferred income. The increase in deferred income was the result of our strategy to actively negotiate progress payments into certain large-dollar contracts for long-lead time products and long-term programs. This strategy helps to mitigate the near-term negative cash impact of these contracts. The net change in accrued expenses and other liabilities and other long-term liabilities was a $834 thousand increase. The increase was related to increased accruals for compensation-related expenses and an accrual for capital equipment that was received but not invoiced, which were partially offset by the liquidation of an inactive pension plan and the utilization of the reserve for loss contracts. During 2004, we also received a $563 thousand federal income tax refund.

        In 2003, our primary sources of operating cash were $5.0 million of net income, $2.9 million of depreciation and a $1.5 million federal income tax refund. The income tax refund was partially offset by a $563 thousand income tax receivable that was recognized in 2003. One of our primary uses of cash was inventory, which grew $2.7 million in 2003. The inventory growth was related to certain large programs in our Optical Systems Group. The cash outflows for inventory were almost entirely offset by a $1.1 million increase in accounts payable and a $1.4 million increase in deferred income. In 2003, we reduced accrued expenses and other liabilities and long-term liabilities by $612 thousand. This was primarily due to the utilization of reserves for loss contracts and restructuring. In addition, we utilized $1.3 million to fund obligations related to our discontinued operations.

        In 2002, our net loss of $7.1 million included the following non-cash items: a $4.6 million deferred income tax valuation allowance, which was partially offset by a $2.7 million increase in our deferred income tax asset, $2.7 million of depreciation, $751 thousand of losses on capital asset disposals and $888 thousand non-cash restructuring and special charges. We also received a $3.5 million federal income tax refund. The impact of the refund was partially offset by an income tax receivable for $1.6 million, which was booked in 2002 but not received until 2003. During 2002, we collected $2.5 million in deferred income for our beryllium-based products, which was partially offset by a $1.5 million increase in inventories for these products. Trade accounts payable declined by $1.3 million largely due to the timing of inventory receipts in the fourth quarter. In 2002, accrued expenses and other liabilities decreased $643 thousand primarily due to payments for state income taxes and our 2001 cost reduction plan.

        During 2002, net cash provided by discontinued operations was $2.0 million, which was primarily an increase in accrued liabilities and an asset impairment charge taken as a result of the sale of the Automation Group. During 2002, discontinued operations, including the loss on the sale of the Automation Group, generated net losses of $4.6 million. In addition, during 2002, we paid $344 thousand in expenses related to the remediation of environmental sites located at former facilities.

        Net cash used in investing activities was $57.7 million for the six months ended July 2, 2005. In the second quarter of 2005, we utilized $56.4 million of cash to purchase DiOP. Cash used in investing activities was $8.0 million for the six months ended July 3, 2004. The purchase price plus transaction costs paid less cash acquired in the acquisition of Telic totaled $13.1 million. We liquidated our $7.0 million short-term investment portfolio for use in the acquisition. In addition, capital expenditures were $1.9 million in the six-month period ended July 3, 2004 primarily for the construction of a building addition related to the JWST order and the purchase of a large machining center.

        Net cash used in investing activities was $11.0 million in 2004, $10.0 million in 2003 and $839 thousand in 2002. In 2004, we utilized $13.7 million to acquire Telic. The purchase of Telic was partially funded by the sale of $7.0 million of short-term investment securities. Capital expenditures were $4.2 million in 2004, or $1.2 million more than in 2003. The additional capital was used to construct a 15,000 square foot, climate-controlled manufacturing facility in Cullman, Alabama. The additional space is being used to produce the beryllium mirror substrates and support structures for an engineering development unit, 18 optical mirror segments and two spare units and support structures that comprise the 6.5 meter primary mirror as well as the secondary mirror for JWST.

        During 2003, we invested $7.0 million in short-term investment securities. The funds were invested in short-term investment securities in order to minimize interest rate risk and to allow for rapid redeployment when profitable long-term investment or expansion opportunities were identified. In 2003, we also invested $3.0 million in capital equipment. In 2002, we invested $1.4 million in capital equipment, net of $905 thousand of capital lease proceeds, and we received $541 thousand in net proceeds from the sale of discontinued operations.

        Net cash provided by financing activities was $50.7 million for the six months ended July 2, 2005. In the second quarter of 2005, we borrowed $55.0 million to purchase DiOP. In addition, we received $483 thousand of proceeds from the exercise of stock options and repaid $518 thousand of capital lease obligations. Net cash provided by financing activities was $4.7 million for the six months ended July 3, 2004, which includes receipt of the $5.0 million term loan for the acquisition of Telic less $167 thousand of term loan repayments. In addition, for the first six months of 2004, we received $157 thousand of proceeds from the exercise of stock options and repaid the remaining $282 thousand of capital lease obligations.

        Financing activities provided $4.1 million of cash in 2004 and used $1.5 million of cash in 2003 and $898 thousand of cash in 2002. During 2004, we obtained a $5.0 million term loan for the acquisition of Telic and received $360 thousand in proceeds from the exercise of stock options. These sources of funds were partially offset by repayments of $667 thousand on the term loan and $473 thousand on our capital leases.

        In 2003 and 2002, funds were used to repay capital leases. In 2003, we utilized $208 thousand to retire five of our capital leases with the highest interest rates before their maturity date. The prepayment penalties on these leases had expired, which enabled us to achieve a modest interest savings. During 2003, we paid $201 thousand to settle litigation regarding our preferred stock, which was liquidated in 1997.

        As of July 2, 2005, total debt, which consisted of two term loans, was $55.0 million. Total debt as a percentage of total capitalization (total debt and shareholders' equity) was 49.2% at July 2, 2005. As of December 31, 2004, total debt, which consisted of a term loan and capital leases, was $4.9 million. Total debt as a percentage of total capitalization (total debt and shareholders' equity) was 8.4% at December 31, 2004 and 2.2% at December 31, 2003.

        Shareholders' equity was $53.1 million, or $7.52 per common share outstanding, at December 31, 2004 compared to $43.9 million, or $6.28 per share, at December 31, 2003. The increase in shareholders' equity was due primarily to net income of $8.7 million. Most of the remaining increase in shareholders' equity was related to the exercise of stock options and stock option compensation.

        In 2005, we expect to spend between $3.0 and $3.5 million on capital equipment. The majority of this capital investment will be used to purchase production and testing equipment, which will expand our capacity and improve our efficiency.

        With our existing cash balance, anticipated cash flows from operations and our $15.0 million revolving line of credit under our new credit facility, management believes that we have sufficient liquidity to finance our operations, capital expenditures and working capital requirements and to meet our repayment obligations under the new credit facility for the foreseeable future.

Off-Balance Sheet Arrangements

        As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of July 2, 2005, we are not involved in any unconsolidated single-purpose entities.

Contracts and Commitments

        We have entered into certain contractual obligations, which will result in material cash outlays over the next several years. A summary of our contractual obligations and commitments for capital leases, minimum lease payment obligations under non-cancelable operating leases and other obligations as of December 31, 2004 are as follows (in thousands):

	Payments Due By Period
	Total	Less Than 1 Year	1 To 3 Years	3 To 5 Years	After 5 Years
Contractual Cash Obligations
Notes payable	$4,741	$1,165	$2,203	$1,373	$—
Capital leases	540	387	153	—	—
Operating leases	6,348	1,548	2,468	2,206	126
Purchase obligations	1,297	1,114	183	—	—
Other long-term obligations	1,522	817	504	123	78

Total	$14,448	$5,031	$5,511	$3,702	$204

        Except for the entry into and borrowing under our new credit facility and the repayment of all outstanding capital lease obligations, as described above, our contractual obligations have not materially changed since December 31, 2004.

        As of December 31, 2004, we had operating lease commitments for all of our facilities, with the exception of our Cullman, Alabama facility, which is owned. In addition, our operating lease commitments included leases on some office equipment.

        As of December 31, 2004, we had various purchase obligations, which included long-distance phone service, ATM lines and other commitments. We did not include cellular phone service commitments, as we determined the obligation to be minimal.

        Incorporated in other long-term obligations are commitments related to environmental remediation plans and building leases associated with discontinued operations.

        We are involved in the various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of December 31, 2004, we determined that it was probable that it would incur approximately $603 thousand of remedial costs, of which approximately $200 thousand is included in current liabilities and $403 thousand is in other long-term liabilities.

        During 2002, we disposed of the Automation Group, which included facilities in Wilmington, Massachusetts and Pittsburgh, Pennsylvania. As part of the terms of the sale, we remained obligated under the operating leases for these facilities. In the first quarter of 2005, we negotiated an early termination of the remaining lease obligation for the Pittsburgh, Pennsylvania facility. The lease for the Wilmington facility expires in 2006. Since 2002, we have been sub-leasing a small portion of our Wilmington facility; however, given the uncertainties regarding the real estate market in Wilmington, we do not believe that we will be able to sublease the entire Wilmington facility at our contractual rates. Therefore, we have fully reserved for our remaining lease commitment for the Wilmington facility and any remaining costs associated with this site will not have a material adverse effect on our business and financial condition. It is possible, however, that our results of operations for a particular fiscal period could be materially affected.

        As of December 31, 2004, we were contingently liable for $680 thousand under outstanding letters of credit. We have issued letters of credit for certain business transactions including insurance programs and building lease security deposits.

        As of December 31, 2004, we had one pension plan for which benefits and participation have been frozen. Pension benefits under this plan are generally based upon years of service and compensation. The plan is an unfunded plan with an annual payout of approximately $105 thousand.

Backlog

        A substantial portion of our business is of a build-to-order nature requiring various engineering, manufacturing, testing and other processes to be performed prior to shipment. As a result, we generally have a significant backlog of orders to be shipped. At July 2, 2005, our backlog of orders was $100.5 million, compared to a backlog of $81.7 million at July 3, 2004, an increase of $18.8 million or 23%. On May 2, 2005, we acquired DiOP's outstanding backlog of $9.9 million. Our backlog of orders increased by 28%, or $19.3 million, to $88.2 million at December 31, 2004 from $68.9 million at December 31, 2003. We believe that a substantial portion of our backlog of orders at July 2, 2005 will be shipped over the next twelve months. However, approximately 11.3% of our current backlog will be shipped in the third quarter of 2006 and beyond.

Critical Accounting Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts for revenues and expenses during the reporting period. On an ongoing basis, management evaluates estimates, including those related to inventory allowances, contingencies, bad debts, warranties, environmental remediation efforts and income taxes. We base our estimates on historical data, when available, experience and on various other assumptions that are believed to be reasonable under the circumstances, the combined results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to inventory valuation and the adequacy of allowances for doubtful accounts, long-term loss contract reserves and environmental contingencies. Actual amounts could differ significantly from these estimates.

        Revenue recognition.    We manufacture or distribute products, which are either components or subassemblies that are sold to other manufacturers or OEMs. We do not sell any finished products directly to consumers. Therefore, we are generally not responsible for any installation or customer training.

        However, some of our contracts are subject to customer acceptance and generally the customer will inspect and accept the product at our facility prior to shipment. Generally, legal title passes to the customer upon shipment. However, occasionally product is shipped FOB destination. When the product is shipped FOB destination, revenues are not recognized until the customer receives the product.

        Our policy is to recognize revenues when product is either shipped to or received by the customer. However, certain long-term contracts are accounted for under the percentage of completion model. Incurred costs and estimated gross profit are recognized as sales as work is performed based on the percentage that incurred costs bear to estimated total costs using our estimates of costs and contract value. Cost estimates include direct and indirect costs such as labor, materials and overhead. These contracts require judgment relative to assessing risks, estimating contract revenues and costs and making assumptions for schedule and technical issues. Contract change orders are included when they can be reasonably estimated and realization is probable. We may receive progress payments that exceed costs incurred on these long-term contracts. Such advances are recognized as billings in excess of costs and are included in accrued expenses and other current liabilities on our Consolidated Balance Sheets.

        Deferred income primarily results from the advance billings to our customers for the cost of beryllium, known as material only billings. These material only billings are deferred and subsequently recognized as revenue only when the associated finished product is shipped.

        Due to the build-to-order nature of our products, except for the distribution of ball bearings, we do not offer price protection and generally do not offer discounts. To the extent discounts are offered, they are reflected at the time of the sale as a reduction in revenues. The price is fixed upon acceptance of the purchase order. When customer change orders occur, any pricing changes are reflected in revised purchase orders.

        Allowance for doubtful accounts.    We periodically review the aging of our accounts receivable over ninety days to identify potentially uncollectible accounts and establish reserves based on experience and discussion with customers. Actual write-offs could differ from our allowance for doubtful accounts. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a customer's ability to meet its financial obligations), our estimates of recoverability of amounts due to us could be reduced by a material amount.

        Inventory valuation.    We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess or obsolete inventory based on current requirements and historical usage. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess or obsolete inventory quantities on hand. In addition, some of our markets are characterized by rapid technological change or frequent new product development that could result in an increase in the amount of obsolete inventory on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess or obsolete inventory.

        In the future, if we determine our inventory to be overvalued, we would be required to recognize those costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize additional operating income at the time of sale. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

        Loss contract reserves.    Generally, our customer contracts are completed within one year of receiving the order. However, occasionally longer lead-time orders are received and we monitor these contracts periodically to determine whether our actual costs are comparable to our cost estimates used at the time of order acceptance. If we determine that our actual costs are exceeding our anticipated revenues, we will record a loss contract reserve. Currently, one contract is covered by a loss contract reserve. We accrued for this contract based on the contract price and the current cost structure, including estimated cost increases. To the extent future manufacturing costs (i.e., labor rates and material costs) change, our loss contract reserves will be impacted.

        Environmental contingencies.    We are currently involved in several environmental remediation projects. We accrue for environmental contingencies when (1) responsibility for cleanup is determined and (2) costs are probable and can be reasonably estimated. When costs are not probable or cannot be reasonably estimated, no accrual is made. As discussed in Note 8 to our audited consolidated financial statements contained elsewhere in this prospectus, we have accrued our estimate of the probable costs for the resolution of these claims. These estimates have been developed in consultation with outside environmental consultants handling these matters and are based upon an analysis of the anticipated remediation plans. We do not anticipate these projects will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions.

        Self Insurance.    We are self-insured for certain losses related to general liability, workers' compensation and medical claims. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is established based on an analysis of historical data and is reviewed by management on a quarterly basis to ensure that the liability is appropriate. While we believe that our estimates are reasonable based on the information currently available, if actual trends, including the severity and frequency of claims, medical cost inflation or fluctuations in premiums, differ from our estimates, our results from operations could be negatively impacted.

        Accounting for Income Taxes.    As part of the process of preparing the consolidated financial statements, we are required to estimate the income taxes in each jurisdiction in which we operate. This process involves estimating the actual current tax liabilities together with assessing temporary differences resulting from the differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Consolidated Balance Sheet. We must then assess the likelihood that the deferred tax assets will be recovered, and to the extent that we believe that recovery is not more than likely, we are required to establish a valuation allowance. If a valuation allowance is established or increased during any period, we are required to include this amount as an expense within the tax provision in the Consolidated Statements of Operations. Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recognized against net deferred assets. The valuation allowance is based on our estimates of the taxable income in the jurisdictions in which we operate and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our results of operations.

Recently Issued Accounting Standards

        In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS No. 123 (R), "Share-Based Payment," which revised SFAS No. 123, "Accounting for Stock-Based Compensation." This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. SFAS No. 123 (R) must be adopted no later than January 1, 2006 as the result of an extension granted by the SEC on April 14, 2005. Early adoption is permitted. We expect to adopt the statement effective January 1, 2006 as required. The impact of adoption of SFAS No. 123 (R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123 (R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 (R) as described in the disclosure of pro forma net income (loss) and net income (loss) per share in the stock-based compensation accounting policy note included in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, or SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. This statement is effective for our fiscal year 2006. We are in the process of evaluating whether the adoption of SFAS No. 151 will have a significant impact on our overall results of operations or financial position.

BUSINESS

Overview

        We are a leading designer and manufacturer of precision optical solutions for defense, aerospace, homeland security and high-performance commercial applications. These sophisticated solutions are typically found in applications that demand the finest optical surfaces, highest accuracy and tightest motion control tolerances. Application examples include thermal weapons systems, long-range surveillance cameras and highly precise medical imagers. We are also a technology leader in the supply of infrared surveillance solutions to homeland security market customers such as the U.S. Border Patrol, Army, Navy, Air Force, Coast Guard and various port authorities.

        Our solutions are often embedded in larger systems that depend on precise optical control for accurate operation of critical functions. We are involved in many large-scale programs including the F-16, F-18, Apache, Stryker, M1A2 Abrams and Bradley Fighting Vehicle. Many of the applications with which we are involved include the continuing development of next-generation targeting, navigation and imaging systems for fighter aircraft, helicopters, aircraft carriers and armored vehicles. We also supply critical guidance and seeker components for platforms such as the Minuteman intercontinental ballistic missile and the AIM-9X Sidewinder missile. Our products are included on many platforms within the U.S. NMD. Our defense products are often used in sophisticated stabilized optical platforms, or SOP, which are highly accurate optical positioning mechanisms. The SOP is essential in applications such as military targeting and imaging systems.

        In addition to optical solutions, we distribute precision ball bearings used in a variety of industrial and commercial applications. We sell our components, sub-systems and bearings to a variety of OEMs.

        We are organized into two businesses: the Optical Systems Group and the Distributed Products Group.

Optical Systems Group

        The Optical Systems Group designs, manufactures and sells highly precise systems, sub-systems and components that are typically used in surveillance, long-range observation, tracking and targeting and high-performance imaging applications. Customers include both government and commercial organizations.

        Our thermal camera systems are typically used for border surveillance, perimeter security and public safety, while sub-systems and components are usually designed for integration into our customers' high-performance optical systems. Products can be grouped into four primary areas: reflective optical products, infrared products, motion control products and precision optical and mechanical structures. However, customer requirements sometimes demand an optical solution that combines products from several of these areas. Our defense products are often designed to be integrated into stabilized optical platforms, which are highly accurate optical positioning mechanisms. Stabilized optical platforms are essential in applications such as military targeting and imaging systems.

        The Optical Systems Group has design and manufacturing facilities in San Diego, California, Cullman, Alabama, Rochester Hills, Michigan, North Billerica, Massachusetts and Salem, New Hampshire.

        We have completed two acquisitions in the past 16 months. On May 2, 2005, we acquired all of the capital stock of DiOP, a privately owned company that designs, manufactures and assembles complex thermal imaging optical lens assemblies and cameras and infrared imaging solutions. On April 8, 2004, we acquired all of the capital stock of Telic, a privately owned manufacturer of infrared optical products. The financial results of Telic are included in our Optical Systems Group's results from the date of acquisition. DiOP's financial results are included in our Optical System Group's results from the date of acquisition and its historical financial results are included separately elsewhere in this prospectus and are included in the unaudited pro forma financial information included elsewhere in this prospectus.

        For the fiscal year ended December 31, 2004, the Optical Systems Group generated $78.2 million, or approximately 75.5%, of our total sales. On a pro forma basis, after giving effect to our acquisitions of DiOP and Telic as if each acquisition had occurred on January 1, 2004, the Optical Systems Group would have generated $101.9 million, or approximately 80.1%, of our total sales for the fiscal year ended December 31, 2004.

        DiOP's and Telic's broad infrared optics capabilities increase our product offerings and complement our strong position in reflective optical solutions. The complementary additions of DiOP's and Telic's technical capabilities to our core technical strengths are expected to increase our competitive advantage by broadening our technical offerings to prime contractors who are seeking to outsource the fulfillment of their optical requirements.

        The focus markets for our Optical Systems Group are aerospace and defense, homeland security, high-performance graphic arts, medical imaging and semiconductor capital equipment. Our products are typically sold to OEMs, which in turn supply a variety of government and commercial end-customers. In addition, some of DiOP's thermal imaging cameras and clip-on night sights are sold directly to equipment integrators as well as government, military and commercial end users.

        For the fiscal year ending December 31, 2004, we generated approximately 61% of our total sales in the aerospace and defense market. On a pro forma basis, after giving effect to the DiOP and Telic acquisitions as if they had each occurred on January 1, 2004, approximately 62% of our total sales for 2004 would have been generated in the aerospace and defense market. We are well positioned within this market, with a diverse array of high-profile military programs.

        The core technologies and manufacturing techniques that we use to supply the aerospace and defense industry are transferable to commercial markets. The commercial markets that we serve include the semiconductor, high-performance graphic arts and medical imaging industries. In all of these markets, highly precise optical and motion control systems are required. For example, doctors need precise optical performance from medical imaging machines in order to make accurate diagnoses. Similarly, the semiconductor industry demands precise inspection of silicon wafers to ensure accurate chip performance.

Distributed Products Group

        The Distributed Products Group distributes precision ball bearings, spherical plain bearings and bushings, which are acquired from various domestic and international sources, to OEMs and MROs. The bearings and bushings are used in a variety of industrial automation and commercial markets. Additionally, the Distributed Products Group designs, manufactures and sells mechanical-bearing subassemblies for a variety of customers. The Distributed Products Group is comprised of the AST Bearings Division located in Montville, New Jersey, with a satellite distribution center in Irvine, California. For the fiscal year ended December 31, 2004, the Distributed Products Group generated $25.3 million, or approximately 24.5%, of our total sales.

Strengths

Exposure to Growth Areas of the Department of Defense and Homeland Security Budgets

        One of the key themes of the Department of Defense is the transformation of the military. This transformation involves making the military a lighter, more mobile and networked force through a variety of weapons and systems such as smart weapons, advanced weapons control, high-performance thermal imaging systems and space-based reconnaissance and imaging systems. We believe we are an important supplier of highly-engineered optical and motion control equipment, which are integral components of the weapons and systems required for the transformation of the military. Our expertise in precision optical solutions positions us well to benefit from the military's transformation. In addition, optical systems are a key technology for the homeland security market and the recent purchase of DiOP provides us with a strong platform to capture significant growth in the infrared surveillance systems market.

Significant Portion of Highly Visible, Long-Term Production Programs

        A significant portion of our total sales is generated from continuing, long-term aerospace and defense production programs. A vast majority of our Optical Systems Group's sales is derived from these programs. We are involved in many large-scale programs including the F-16, F-18, Apache, Stryker, M1A2 Abrams and Bradley Fighting Vehicle. Many of the applications with which we are involved include the continuing development of next-generation targeting, navigation and imaging systems for fighter aircraft, helicopters, aircraft carriers and armored vehicles. We also supply critical guidance and seeker components for the Minuteman upgrade and on the production of the AIM-9X Sidewinder missile. Further, within NMD, our products are included on many current missile defense programs.

        In addition, we currently have our strongest funded backlog to date, primarily as a result of these production programs. As of July 2, 2005, our total funded backlog was $100.5 million. This highly predictable revenue base allows us to better manage our costs and bid more effectively for new business.

Leading Market Positions

        We believe we are a leader in three important technology areas serving the defense and commercial markets throughout the world. These three technology areas are military-grade optics, high-performance motion control and precision machining. We continue to be a preferred partner for the design of new, sophisticated, highly-engineered precision optical and motion control solutions found in high-performance defense and commercial systems. For the fiscal year ended December 31, 2004, we generated approximately 61% of our total sales in the aerospace and defense market, where we have applications in leading missile, armored combat vehicle and military aircraft platforms.

Superior Technology

        We provide state-of-the-art optical solutions that meet the highest standards and solve the most challenging problems for our customers. For example, in connection with the production of the JWST, which is the successor to the Hubble Space Telescope, we fabricate highly precise optical mirror segments using technologically advanced manufacturing processes. Further, our thermal camera systems represent our continued efforts to deliver sophisticated precision optical solutions. Our most recent electro-optical surveillance system product line provides the market with a range of comprehensive solutions to long-range and ultra long-range surveillance and security needs. Our success in thermal surveillance is largely due to our expertise in infrared lens production, a critical technology in infrared surveillance cameras.

Diverse Customer and Program Base

        Through our extensive product offering, we have established significant customer and program diversification, including product sales to OEMs and end-users that design or utilize high-precision performance and high-speed imaging equipment. Our products are integral components used in a substantial number of guidance and targeting systems that the U.S. military employs today, with a large installed base. Our recent acquisition of DiOP further broadens our exposure to defense and homeland security customers.

Strategies

Strengthen Positioning within Emerging Homeland Security Market

        We are solidly positioned in the homeland security market with customers that include the U.S. Border Patrol, the Coast Guard and various port authorities. Since September 11, 2001, government officials have designed plans to reduce the risk of terrorist attacks within the United States. Many of the preventative efforts of these initiatives involve surveillance and imaging of people, baggage, cargo and vehicles. We are well positioned to continue participating in this emerging market with our imaging and infrared solutions.

Capitalize on Increasing Focus on Defense Electronics

        ISRT within defense electronics represents one of the fundamental focus areas in the Department of Defense. This niche includes the growing market for optical sensors and thermal imaging equipment. We have a substantial heritage in this market and continue to focus on protecting and building upon our position. We are involved in many large-scale programs including the continuing development of the next-generation forward-looking infrared systems for fighter aircraft, helicopters and armored vehicles. Optics and optical systems are at the core of the military's transformational initiatives. We believe optics and optical systems will receive budget allocations in an environment of new platform spending or legacy-platform upgrades.

Increase Technical Sophistication of Solutions

        We seek to increase the complexity of the systems and solutions we sell to customers. For example, our surveillance systems include high-end optical components along with infrared sensors, all packaged into a complete system. In addition, we intend to leverage our expertise in motion control to deliver even more comprehensive optical systems. By combining our optical, motion control and machining expertise into a stabilized optical platform, we become more important to our customers and increase our competitive differentiation.

Explore Strategic Acquisitions

        We intend to continue exploring strategic acquisitions within our markets. For example, we recently completed the acquisitions of DiOP, which establishes our position as a technology leader of vertically integrated infrared surveillance systems, and Telic, which establishes us as a technology leader in the design and development of military-grade infrared lenses. We will continue to look for complementary products, expand existing lines of business or enter into related product or market areas.

Market Overview

        Our products are sold mainly to OEMs in a variety of markets that demand the precision and performance that our products and capabilities provide.

Optical Systems Group

        Defense Electronics.    Defense electronics represents one of the largest growth sectors in the Department of Defense budget. This sector includes the growing market for optical sensors and thermal imaging equipment. We have a substantial heritage in this market and continue to focus on protecting and building upon this position. We are involved in many large-scale programs including the F-16, F-18, Apache, Stryker, M1A2 Abrams and Bradley Fighting Vehicle. Many of the applications with which we are involved include the continuing development of next-generation targeting, navigation and imaging systems for fighter aircraft, helicopters, aircraft carriers and armored vehicles. We are also involved in contributing to the night vision capabilities of the U.S. military. Night vision devices enable warfighters to better operate at night, creating a distinct advantage over their enemies. To further enhance its advantage in nighttime operations, the Department of Defense continues to upgrade its infrared equipment, as evidenced by our recent $9.0 million base-contract win on the Thermal Weapon Sight program to supply infrared objective lens assemblies to BAE Systems.

        Optical sensors and thermal imaging equipment are vitally necessary for the U.S. military to maintain its battlefield superiority. Planned upgrade and improvement of such optical and thermal imaging equipment is not dependent upon spending on new platforms. Even as new platform spending is projected to be challenging over the next few years, we expect that spending to upgrade the sensors on existing platforms will continue to thrive. In addition, we expect to participate in providing heat sinks, structures, optics and opto-mechanical subassemblies on the next generation of defense communications and surveillance satellites that will support the ground- and air-based network-centric warfare platforms.

        We have the opportunity to provide value-added solutions by integrating our technologies into sophisticated optical systems. Our integration capabilities would create value for the prime contractors by reducing the number of suppliers and collapsing the supply chain. We believe we are strategically positioned to design, develop and manufacture these systems for stabilized optical platforms.

        In addition, we have designed our entire line of thermal cameras using a consistent architecture and are therefore able to easily construct exactly the combination of product features that best meet a customer's needs. For example, we essentially use the same electronics processing architecture and optics across our suite of different cameras. The common design elements of our thermal imagers permit us to offer a wide variety of thermal cameras to satisfy specific customer demand. This approach has allowed us to adapt cutting edge focal plane array technologies for both high-end and low-end market opportunities. Additionally, our software engineering team has made significant strides in proprietary designs that drive our complex thermal camera integration and allow us to respond to a variety of customer requirements.

        Homeland Security.    Since September 11, 2001, government officials have increased their focus on designing plans to reduce the risk of terrorist attacks and prepare for the consequences of terrorist attacks. Many of the preventative efforts of these initiatives involve surveillance and imaging of people, baggage, cargo and vehicles. We are well positioned to participate in this emerging market with our imaging and infrared solutions, including the expected increase in spending on border security, as the U.S. Border Patrol upgrades and supplements existing systems on the nation's borders to bolster homeland security efforts.

        National Missile Defense.    Restructuring the country's defense and deterrence capabilities to correspond to emerging threats remains a high priority for the United States. The deployment of missile defenses is an essential component of this effort. We are an integral member of the contractor teams involved in the rollout of key NMD programs from development to production, including EKV, THAAD, PAC-3, SBIRS-High and Airborne Laser.

        Other Aerospace and Defense Opportunities.    In connection with the U.S. government's efforts to continually enhance aging weaponry, we have the opportunity to be involved in retrofitting the nuclear missile arsenal with advanced gas bearings. We were chosen as the U.S. Air Force's Center of Excellence for gas bearing production. We also have a long history of involvement with space-based telescopes for use in U.S.-based surveillance applications, as well as weather and astronomical research. We expect to benefit from the future growth in satellite programs.

        Health Imaging.    We believe we have positioned ourselves as a key supplier to the medical imaging sector with an industry leading airbearing scanner solution. The airbearing scanner that we developed has enabled our customer to reach the highest level of design and performance of any medical imaging systems available on the market. We have the opportunity to continue expanding our position in the sector as the market moves to develop new systems that require the most advanced imaging technology.

        Semiconductor Capital Equipment.    Our products are used in the precise inspection of semiconductor wafers. These products include complete auto-focus assemblies, motion control stages and precise distance measuring devices. We have the opportunity to expand our position in this industry by introducing new products and marketing to new customers.

        Graphic Arts.    We were a pioneer in the development of airbearing laser scanners used for digital imaging of film within the graphic arts market in the early 1990's. While declining advertising revenues have negatively impacted the graphic arts market, we have expanded our product offering to include marker engines, which can increase our average selling price to a customer over six-fold. Although we anticipate a moderate decline in the overall graphic arts market, we expect to mitigate this decline with the introduction of marker engines to our customer base.

        Thermal Imaging.    Advancements in cooled and uncooled focal plane array technology have improved the quality of infrared images and drastically reduced the costs of producing thermal imaging camera systems. The development of uncooled focal plane array technology during the mid-1990s has resulted in a pronounced reduction in the cost of infrared cameras. The market has responded with a number of infrared related products designed for a variety of applications, including firefighting, surveillance, preventive maintenance and other commercial night vision needs. Furthermore, the availability of more moderately priced alternatives enables manufacturers to employ the same infrared systems or components for both commercial and military applications. The enhanced total market size accumulated thereby is sufficient to create the economies of scale that permit broad deployment. We have been at the forefront of developing both cooled and uncooled camera product offerings and, like much of the rest of the infrared market, we have experienced a broad increase in thermal imaging demand as the cost effectiveness of employing infrared capabilities has escalated.

Distributed Products Group

        Ball Bearings.    The markets we serve include industrial automation, semiconductor capital equipment, aerospace and defense and consumer products. The market for the distribution of ball bearings and related products generally follows worldwide economic trends. In order to position us for growth, we are introducing new products, lower cost products and value-added services.

Technologies, Products, and Capabilities

        We utilize several key manufacturing technologies and have developed software and systems integration capabilities that enable us to design, manufacture and assemble a wide variety of high-performance precision optical and motion control solutions. Our core competencies include:

        Thermal Imaging Cameras.    We have leveraged our turnkey optical design, manufacturing and integration capabilities into an extensive and growing line of world-class thermal imaging cameras. We currently have a product line of seven integrated thermal imaging systems, approximately 20 cooled and uncooled cameras and five clip-on weapon night sights. Our success in thermal cameras is integrally tied to its ability to produce industry-leading optical lens assemblies and coating processes. Our cameras, including surveillance systems, clip-on weapon night sights and handheld imagers, fill a variety of requirements of the federal and military customers, municipal first responders, firefighters and commercial entities. We have expanded into the design and manufacture of thermal cameras and systems intended for a wide range of surveillance requirements in the military, homeland security and commercial sectors. We sell weapons sights, both image intensified and uncooled thermal imagers, that are designed to clip onto a soldier's existing day sight eliminating the need to change over from a day scope to a dedicated night sight while allowing the weapon to retain its boresight after repeated use. We also manufacture a line of handheld thermal cameras that it markets and sell to both first responders in municipal fire, law enforcement and security departments, as well as to the U.S. Border Patrol and the U.S. military. We also manufacture and sell a line of complementary products, which are thermal imaging cameras designed specifically for firefighting.

        Precision Optics.    We believe we are a leading designer and manufacturer of custom precision reflective and transmissive optical solutions and components. We provide complete design, fabrication and testing of glass and metal optics ranging from single and multi-faceted scan mirrors, plano and aspheric mirrors to complex telescope assemblies and thermal camera lenses. We have designed and/or manufactured numerous optical products for a variety of military and astronomical applications over the past 40 years.

        We specialize in the manufacture of diamond-machined aspheric metal optics that are significantly enhanced for optical figure and optical finish by post polishing, typically while using custom engineered interferometric null tests. "Bolt together" assemblies with post polished metal aspheres are routine. We produce a variety of aspheric surfaces including conic aspheres, general case aspheres, cylindrical aspheres and toric aspheres up to 0.80-meter aperture. Our precision metal optic products are used in applications where performance requirements cannot be met with glass optics. The advantages of our optics include lighter weight, thermal stability and ease of mechanical interface with housing and actuation devices. We sell our precision metal optical components for use in high speed electro-mechanical scanners, weapons fire control systems, forward-looking infrared, or FLIR, night vision weapons systems and high-performance space-borne instruments used on weather, mapping and scientific satellites.

        We also specialize in the production of precision glass lenses using infrared materials through the use of conventional grinding and polishing techniques. We produce aspheric lenses in glass by hand polishing and aspheric and diffractive lenses in infrared materials by diamond turning. Surfaces are tested using null test and profilometry. These glass lenses are integrated into sophisticated lens assemblies for use with thermal cameras or imaging systems, or sold as components for use by OEM suppliers in various infrared applications. Our infrared lens assemblies are tested using infrared interferometry.

        Precision Motion Control.    We design a complete line of brushless and brush type torque motors and servomotors that can be customized to meet customers' unique specifications. The direct drive motor replaces conventional servomotor-gearhead configurations improving the response characteristics of the unit. Motors incorporate rare earth magnets with outer diameters ranging from 0.5 to 48 inches and provide peak torques up to 1,650 ft-lbs.

        The gearless DC motor drive is ideally suited for high acceleration applications requiring improved response for rapid start/stop actions such as missile seekers, optical stabilization and turret control. The absence of gearing also eliminates errors caused by friction and backlash creating high threshold sensitivity. These motors achieve accuracies of one arc second in a high performance positioning system. Our DC torque motors are designed using premium materials that offer unique space and weight savings while generating maximum power output. Limited angle torque motors do not require commutation electronics and have near zero cogging.

        We also manufacture highly reliable multi-speed and segmented positioning sensors, such as resolvers and induction potentiometers, which provide a high degree of angular accuracy and resolution. These devices typically accompany our motors to provide position feedback within a high performance system.

        Resolvers are available with transmitter, differential or receiver functions. These resolvers are specifically designed to withstand high-impact shock and environments containing dirt, grease, oil or other contaminants, and are available housed or un-housed in a variety of configurations. Resolvers are either single or multi-speed (up to 64-speed), with outer diameters ranging from 0.7 to 15 inches, and provide accuracies to five arc seconds.

        Induction potentiometers, also defined as linear transmitters, provide high linearity output over a wide angular range. Induction potentiometers are available in frameless and housed configurations and brush and brushless designs.

        Electronics.    We design and manufacture several key electronic components for the semiconductor capital equipment and high-end digital imaging markets, including laser interferometers and electronic controllers and drives. Our electronics components control the speed and position of electro-mechanical systems, such as precision motors, actuators, X-Y positioning stages and laser scanners. Laser interferometers, which are designed to permit precise linear position sensing, are sold to customers principally in the semiconductor capital equipment market. Electronic controllers coordinate the positioning and speed of electro-mechanical systems by interfacing with other motion control components. Drives provide power to a motor based on input from the controller in order to achieve a designated position or to achieve a specific speed.

        Precision Machining.    We are a leading fabricator of precision machined and processed exotic materials. These include beryllium, AlBeMet, titanium, halfnium, quartz and glass used in the defense, space and high-performance commercial markets. Operating within a 120,000 square foot environmentally-controlled manufacturing facility, we provide complete fabrication services including manual and CNC milling, turning, EDM, lapping and grinding, chemical and special processing and mechanical assembly. Using these technologies, we are able to meet our customers' extremely high tolerance requirements. Applications include precision optics, airbearings, heat sinks, structural housings and gimbals. Our airbearings provide high-speed precision positioning and are used in high-speed scanners for digital imaging and weapons guidance systems. Our heat sinks are used to dissipate heat in high-performance avionics and satellite electronics, and our gimbals are used in various applications, including positioning optical sensors in FLIR night vision systems. We also manufacture optical substrates used internally and by our customers in a variety of precision metal optical applications such as weapon fire control systems and space-borne instruments.

        The following table summarizes our core engineering and manufacturing capabilities:

Core Engineering and Manufacturing Technologies

Precision Optics	Precision Motion Control	Electronics	Precision Machining
Infrared Lenses Infrared Cameras Optical Lens Assemblies Telescopes Thin Film Coating Polygon Mirrors Monogon Mirrors Aspheric Optics Flat Optics Head Mirrors Fold Mirrors Collimators	Multi-Axis Gimbals AC Motors Brush & Brushless DC Motors: Torque Servo Limited Angle Resolvers Synchros	AC & DC Motors Speed Controls Custom DSP Motion Controllers Motor Drives	Optical Substrates Gimbals and Yokes Airbearings Components Structural Housings Heat Sinks

        Utilizing these core technologies, we have developed an array of solutions to create value-added, vertically integrated solutions for the aerospace, defense and high performance commercial equipment industries. Examples of these solutions include:

        Infrared Zoom Lenses.    We design and manufacture sophisticated zoom and multi-field-of-view thermal lenses for use in a variety of military applications. These lenses are sold to OEMs who subsequently integrate them with infrared cameras and imagers for military and intelligence purposes.

        Infrared Cameras and Systems.    We have developed a broad range of cooled and uncooled camera systems, culminating in the recently released Electro Optical Sensor Suite, a state-of-the-art integrated system comprised of a cooled or uncooled thermal imager, pan/tilt mounting, joystick controller, optional visible camera and numerous other features.

        Motion-Control Solutions.    We provide precision micro-positioning systems. These high-performance systems are used in a diverse array of high-end commercial applications such as stabilized optical platforms, semiconductor and flat panel process and inspections systems, as well as laser imaging systems.

        Fast Steering Mirrors.    We have applied extensive experience designing and building opto-mechanical systems to develop fast steering mirror, or FSM, technology. The single-axis and two-axis, flexure mounted FSM represents a compact, low-cost, high-performance design solution for a variety of emerging optical scanning and beam stabilization applications. Such devices may be used to correct for polygon cross scan errors, acquire and lock beams within free space laser systems, modulate tilt and cavity control in interferometers, maintain beam stabilization in the presence of thermal drift and vibration, and provide general two-axis beam scanning.

        Marker Engines.    We have leveraged our experience providing high-speed airbearing scanners with our precision optics and electronics capabilities to produce ultra-high performance flat bed marker engines. Each engine is self-contained, pre-aligned and ready to integrate into a customer's system.

        Rotary Airbearing Scanners.    We design and manufacturer rotary airbearing scanners for use in high-precision graphic arts and medical imaging applications, semiconductor mask production and inspection applications, as well as defense applications. Airbearing scanners provide numerous advantages over mechanical bearings due to their low noise characteristics, repeatability and ability to rotate at high speeds (up to 100,000 RPMs). When combined with our electronic controllers, our airbearing scanners provide extremely high cross-scan accuracy and extremely low jitter.

Competition

        The markets for our products are competitive. We compete primarily on the basis of our ability to design and engineer products to meet performance specifications set by our customers. Most of our customers are OEMs that purchase component parts or subassemblies, which they incorporate into their end products. Although most of our customers are OEMs, our thermal imaging cameras and clip-on night sights are typically sold directly to equipment integrators, as well as government, military and commercial end users. Product pricing, quality, customer support, experience, reputation and financial stability are also important competitive factors.

        There are a limited number of competitors in each of the markets for the various types of precision optical, infrared and motion control systems and components that we design, manufacture and sell. Our competitors are often well entrenched particularly in the aerospace and defense markets. Some of these competitors have substantially greater resources than we do. We believe that the breadth of our technologies and product offerings provides us with a competitive advantage over certain manufacturers that supply only discrete components or are not vertically integrated with enabling technologies.

        There are numerous competitors in markets to which we distribute our precision ball bearings. These competitors vary in size and include bearing manufacturers and other distributors. We believe that our product breadth and availability, combined with the value-added services we supply, provide competitive advantages.

        We expect our competitors to continue to improve the design and performance of their products. We cannot assure you that our competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price or performance features, or that new technology or processes will not emerge that render our products less competitive or obsolete. Increased competitive pressure could lead to lower prices for our products, thereby adversely affecting our business, financial condition and results of operations. We cannot assure you that we will be able to compete successfully in the future.

Customers

        Our customers include OEMs, equipment integrators and end-users that design or utilize high-precision, performance and throughput equipment. We sell our products primarily to OEM customers in the aerospace and defense, homeland security, high-end graphic art, medical imaging, semiconductor capital equipment and industrial automation markets.

        Sales to Raytheon represented 18.9% of our sales in 2004 and 15.5% in 2003. On a pro forma basis, after giving effect to the DiOP and Telic acquisitions as if they had each occurred on January 1, 2004, our sales to Raytheon in 2004 would have represented 17.2% of our sales. Our accounts receivable for Raytheon as of July 2, 2005, December 31, 2004 and December 31, 2003 were $927 thousand, $4.5 million and $696 thousand, respectively. During 2002, we did not have a concentration of sales greater than 10% with any one customer. While Raytheon, a prime contractor with the U.S. government, does constitute a significant portion of our business, our sales are diversified since we sell to 14 separate locations within five of Raytheon's seven segments. Consequently, we do not currently believe that this is at-risk business.

        We had aggregate sales, both military and non-military, directly to the U.S. government, including its agencies and departments, of approximately $2.4 million in 2004, $3.4 million in 2003 and $4.6 million in 2002. These sales accounted for approximately 2.3% of total net sales in 2004, 4.0% in 2003 and 5.7% in 2002. On a pro forma basis, after giving effect to the acquisitions of DiOP and Telic as if they had each occurred on January 1, 2004, our aggregate sales, both military and non-military, directly to the U.S. government, including its agencies and departments, would have been approximately 4.4% of total sales in 2004. Approximately 46.0% of total sales in 2004, 43.0% in 2003 and 40.7% in 2002 were derived from subcontracts with U.S. government contractors. On a pro forma basis, after giving effect to the acquisitions of DiOP and Telic as if they had each occurred on January 1, 2004, approximately 51% of our total sales would have been derived from subcontracts with U.S. government contractors. The majority of these contracts are subject to termination at the convenience of the U.S. government, and certain contracts are also subject to renegotiation. Currently, we are not aware of any proposed termination or renegotiation of such contracts that would have a material adverse effect on our business.

        Because a substantial part of our business is derived directly from contracts with the U.S. government, U.S. government agencies or departments, or indirectly through subcontracts with U.S. government contractors, our operational results could be materially affected by changes in U.S. government expenditures for projects or programs using our products. However, we believe that the broad number and diversity of the programs with which we are involved and the breadth of our product applications may lessen our exposure to such risk.

Sales, Marketing and Customer Support

        As of July 31, 2005, we employed 67 sales, marketing and customer support personnel throughout our organization. We utilize two OEM sales organizations, one focused on aerospace and defense customers and the other focused on high-performance commercial customers. We have a separate distributed products sales force that is focused on selling ball bearings, bushings and assemblies, principally to commercial and industrial oriented OEMs as well as MRO distributors.

        As of July 31, 2005, our direct sales organization included 27 direct sales field personnel, most of whom have engineering backgrounds, with the remainder involved in inside sales, customer service, program management, contract administration and applications engineering. We believe that our sales effort is enhanced by having engineering-trained sales personnel available to meet with our customers' engineering personnel. Our application and design engineers are also involved in the sales process.

        We also sell our products through a significant number of manufacturers' sales representatives and agents. Although we believe that we have satisfactory relationships with these sales representatives and agents, we cannot assure you that these relationships will continue to be satisfactory or will continue at all.

Domestic and Foreign Sales

        The table below presents sales from continuing operations to specific geographic regions. Substantially all of our assets are located within the United States.

	Years Ended December 31,
	2004	2003	2002
	(In thousands)
United States	$91,069	$73,051	$65,179
Europe	8,672	8,991	10,951
Other foreign	3,789	3,067	3,456

Total sales	$103,530	$85,109	$79,586

        Within our Distributed Products Group, we purchase a substantial amount of ball bearings that we distribute from two foreign suppliers. While we believe that we could obtain alternate sources of supply, any interruption in the flow of products from these suppliers, or significant increases in the cost of these products, could have an adverse effect on our business, financial condition and results of operations. We paid these two suppliers $6.4 million in 2004, $5.4 million in 2003 and $3.1 million in 2002.

Research, Development and Engineering

        We seek to develop new products and improve existing products in order to keep pace with the increasing performance requirements of our customers. We devote significant resources, a portion of which is reimbursed by customers, to development programs directed at creating new products and product enhancements, as well as developing new applications for existing products. Because we believe that our ability to compete effectively depends in part on maintaining and enhancing our expertise in applying new technologies and developing new products, we dedicate substantial resources to engineering, research and development. As of July 31, 2005, we employed 86 individuals in engineering, research and development functions. We cannot assure you that our product development efforts will be successful in producing products that respond to technological changes or new products introduced by others.

        Our costs associated with research, development and engineering expenses were $2.7 million in 2004, $2.1 million in 2003 and $2.0 million in 2002. On a pro forma basis, after giving effect to our acquisitions of Telic and DiOP as if they had each occurred on January 1, 2004, our costs associated with research, development and engineering expenses would have been $4.5 million in 2004. We intend to direct our research and development activities toward integrating our various technologies and continuing to develop sub-systems.

Raw Materials Suppliers

        The raw materials and components that we purchase are generally available from multiple suppliers. However, beryllium, a material used extensively by us, is only available from Brush Wellman, the sole U.S. supplier. Historically, we have had an excellent relationship with Brush Wellman and have not encountered problems in obtaining our supply requirements. However, the partial or complete loss of Brush Wellman as a supplier of beryllium, or production shortfalls or interruptions that otherwise impair the supply of beryllium, would have a material adverse effect on our business, financial condition and results of operations. If such conditions were to occur, it is uncertain whether alternative sources could be developed.

        In addition, we purchase a substantial amount of ball bearings that we distribute from two foreign suppliers. While we believe that we could obtain alternate sources of supply, any interruption in the flow of products from these suppliers, or significant increases in the cost of these products, could have an adverse effect on our business, financial condition and results of operations.

Patents and Trademarks

        We are not dependent upon any single patent or trademark. We have a combination of patents, trademarks and trade secrets, non-disclosure agreements and other forms of intellectual property protection covering our proprietary technology. Although we believe that our patents and trademarks may have value, we believe that our future success will depend primarily on the innovation, technical expertise, manufacturing and marketing abilities of our personnel. We cannot assure you as to the degree of protection offered by our patents. We cannot assure you that we will be able to maintain the confidentiality of our trade secrets or that our non-disclosure agreements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or other disclosure.

        Competitors in the United States and foreign countries, many of which have substantially greater resources, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or interfere with our ability to make and sell some of our products. Although we believe that our products do not infringe on the patents or other proprietary rights of third parties, we cannot assure you that third parties will not assert infringement claims against us or that such claims will not be successful.

Environmental Regulation

        We believe that we are currently in compliance, in all material respects, with federal, state and local laws and regulations governing the use and discharge of hazardous substances and other pollutants into the environment or otherwise relating to the protection of the environment and that any non-compliance with such laws will not have a material adverse effect upon our business, financial condition, results of operations, capital expenditures, earnings or competitive position. We cannot assure you, however, (1) that changes in federal, state or local laws, regulations or regulatory policy or the discovery of unknown problems or conditions will not in the future require substantial expenditures or (2) as to the extent of our liabilities, if any, for past failures, if any, to comply with applicable environmental laws, regulations and permits, any of which also could have a materially adverse effect on our business, financial condition or results of operations.

        We have incurred, and may in the future incur, costs and liabilities under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, or similar state laws for the investigation and cleanup of hazardous waste or contamination at third party waste disposal sites or at current or former facilities, related in part to historical practices or to waste disposed of prior to the purchase of facilities by us. We are in the process of remediating two formerly owned sites in Bedford, Ohio and St. Petersburg, Florida and we are participating as a potentially responsible party, or PRP, at a third-party waste disposal site in Norwalk, Connecticut. Although liability under CERCLA is joint and several, meaning that liability can exceed a PRP's pro rata share of cleanup costs, we believe, based on currently available information, that costs associated with these sites will not have a material adverse effect on our business and financial condition. It is possible, however, that our results of operations for a particular fiscal period could be materially affected.

        In addition, in 2001, we were notified by the United States Environmental Protection Agency, or the EPA, that it considers us a PRP for the US Cap and Jacket site in Prospect, Connecticut. Our former subsidiary, which was merged into us in 1979, operated a screw machine shop at this location from 1961 to 1978. The EPA is demanding reimbursement for its costs incurred in connection with a time-critical removal action at the site in 2001. In April 2004, the EPA notified us that the total amount of these costs was approximately $650 thousand, including indirect costs and interest accrued through that date. We advised the EPA of our position that the contamination must have occurred after our ownership of the site and that, accordingly, we are not responsible for the EPA's costs or the remediation of the site. The EPA continued its investigation of the site and threatened to commence a CERCLA cost-recovery action against us if we were unable to amicably resolve the matter. On July 18, 2005, we signed a settlement agreement with the EPA, resolving the EPA's claims for past response costs by a one-time payment of settling this matter for $175 thousand, plus accrued interest through the date of payment. Prior to finalizing the settlement agreement, the EPA must, among other things, submit it for public comment for a period of 30 days. We cannot assure you that the EPA will not modify or withdraw its consent to this settlement agreement if comments disclose facts or considerations that convince the EPA to withdraw or modify the settlement. Upon the finalization of the settlement with the EPA, we will have no further responsibility to the EPA as it relates to the EPA's 2001 removal action at this site. We have recognized a charge of $150 thousand, net of tax of $90 thousand in discontinued operations, for the settlement costs and legal expenses associated with the settlement of this matter.

        As of December 2004, we have an accrual of $711 thousand for future remediation costs related primarily to our former sites in Bedford, Ohio and St. Petersburg, Florida. These estimates have been developed in consultation with outside environmental and legal consultants handling these matters and are based upon an analysis of the anticipated remediation plans. We do not anticipate these matters will have a material adverse effect on our consolidated financial position. It is possible, however, that our future operations could be materially adversely affected if our assumptions regarding the anticipated remediation plans are changed, for example, by the discovery of additional contamination, changes in regulatory requirements or the failure of other PRPs to pay their pro-rata share of the remediation costs.

        We use or generate certain hazardous substances in our manufacturing and engineering facilities. We believe that our handling of these substances is in compliance with, and exceeds what is required by, applicable local, state and federal environmental, safety and health regulations at each operating location. For example, we have instituted engineering controls to meet the As Low As Reasonably Achievable standard with respect to airborne beryllium particulates at our Cullman, Alabama plant. Thus, the air quality standard for our facility is 0.2 micrograms per cubic meter, which exceeds the standard set by the Occupational Safety and Health Administration's standard of 2 micrograms per cubic meter. We invest in protective equipment, process controls and specialized training to minimize risks to employees, surrounding communities and the environment due to the presence and handling of these hazardous substances. We regularly conduct employee physical examinations and workplace air monitoring related to these substances. When potential or actual exposure problems have been indicated, we implement corrective actions. In general, re-occurrence has been minimal or non-existent. We do not carry environmental impairment insurance. Accordingly, any failure by us to properly manage exposure to hazardous substances could have a materially adverse effect on our business, financial condition and our operations.

Employees

        As of July 31, 2005, we employed 781 persons, including 554 in manufacturing, 67 in sales, 86 in engineering and 74 in administration. We currently do not have any unions and we consider our relationship with our employees to be satisfactory. There has been no significant interruption of operations due to labor disputes.

Legal Proceedings

        We are a defendant in various lawsuits, none of which are expected to have a material adverse effect on our business or financial position. It is possible, however, that our results of operations for a particular fiscal period could be materially affected.

Facilities

        We lease approximately 4,740 square feet of office space, located at 175 Capital Boulevard in Rocky Hill, Connecticut, for our corporate headquarters. This lease expires in 2010. The principal plants and other significant properties at July 31, 2005 are:

Location	Type of Facility	Square Footage	Leased/Owned; Expiration
Cullman, AL	Manufacturing, Engineering	120,000	Owned
San Diego, CA	Manufacturing, Engineering	64,800	Leased; 2010
Montville, NJ	Distribution	34,400	Leased; 2009
Salem, NH	Administrative, Manufacturing, Engineering	30,000	Leased; 2006
Rochester Hills, MI	Manufacturing, Engineering	29,000	Leased; 2006
North Billerica, MA	Manufacturing, Engineering	19,900	Leased; 2007
Irvine, CA	Distribution	7,800	Leased; 2005

        We believe that our facilities are generally sufficient to meet our current and reasonably anticipated manufacturing, distribution and related requirements. We, however, periodically review space requirements to ascertain whether our facilities are sufficient to meet our needs.

MANAGEMENT

Executive Officers and Directors

        The following table identifies our executive officers and directors and indicates their ages and positions as of August 31, 2005:

Name	Age	Position
Stephen W. Bershad	63	Chairman of the Board of Directors, Chief Executive Officer and President
David A. Almeida	45	Vice President—Finance, Chief Financial Officer, Secretary and Treasurer
Scott B. Conner	37	Vice President, Strategic Planning and Corporate Development
Anthony J. Fiorelli, Jr.	75	Director
Eliot M. Fried	72	Director
Richard F. Hamm, Jr.	46	Director
Robert G. Stevens	52	Director

        Mr. Bershad has been our Chairman of the Board and Chief Executive Officer since 1988 and was our Chief Financial Officer from 1986 to 1989, and our President from 1986 to August 1999 and from March 2002 to the present. Prior to that time, he was a Managing Director of Lehman Brothers Inc. and its predecessor firms, where he held a series of senior management positions in merchant banking and mergers and acquisitions. Mr. Bershad is a director of EMCOR Group, Inc., an electrical and mechanical construction and facilities services company.

        Mr. Almeida joined us in November 2001 as Vice President—Finance, Chief Financial Officer, Secretary and Treasurer with nearly 20 years of finance and administrative experience with high-technology companies. Most recently, Mr. Almeida was Vice President—Finance with ADC Telecommunications, Inc., a provider of global network infrastructure products and services, in its Broadband, Access and Transport Group. Mr. Almeida spent eight years with ADC in a variety of executive positions managing finance, human resources, information technology and customer service organizations through complex financial and business issues in a variety of ADC businesses.

        Mr. Conner joined us in July 2004 as Vice President, Strategic Planning and Corporate Development. Prior to joining us, Mr. Conner served for four years as Vice President of Strategic Marketing and Business Development for Quantum Bridge Communications, formerly a privately held developer of Fiber-to-the-Home networking equipment. In this position, he developed strategic marketing partnerships and headed the negotiations that lead to the sale of Quantum Bridge to Motorola. Prior to Quantum Bridge, Mr. Conner was Director of Business Development and Strategy for ADC Telecommunications, Inc. where he was responsible for identifying and implementing several acquisitions. Before joining ADC, Mr. Conner spent several years at Andersen Consulting.

        Mr. Fiorelli has been a director of Axsys since 1986. Mr. Fiorelli has been a private investor since January 1997. From December 1985 until June 1997, he was President of Strategic Management Consulting Services, Inc., a management-consulting firm. Prior to that time, Mr. Fiorelli was President and Chief Executive Officer of General Defense Corporation, a diversified engineering and manufacturing company. Mr. Fiorelli also serves as Chairman of the Board of the United States Merchant Marine Academy Alumni Foundation.

        Mr. Fried has been a director of Axsys since 1994. For more than five years prior to his retirement in February 2000, Mr. Fried was a Managing Director—Corporate Finance at Lehman Brothers Inc. Mr. Fried is a director of Blount International, Inc., a manufacturer of industrial equipment products, and a director of Grant Prideco, Inc., an oil field products company.

        Mr. Hamm has been a director of Axsys since 2000. Since November 2004, Mr. Hamm has been the Senior Vice President, General Counsel and Secretary of Dendreon Corporation, a biotechnology company. From April 2002 to November 2004, Mr. Hamm was the Vice President and Deputy General Counsel of Medtronic, Inc., a leading medical technology company. Prior to Medtronic, Mr. Hamm was the Vice President—Corporate Development and Planning at Carlson Companies, Inc., a travel, hospitality and marketing company, for three years. For more than five years prior thereto, he was Senior Vice President—Legal and Business Development and Vice President and General Counsel at Tropicana Products, Inc., a leading producer of branded juice products. Mr. Hamm is a director of EMCOR Group, Inc., an electrical and mechanical construction and facilities services company.

        Mr. Stevens has been a director of Axsys since 2003. Since May 2002, Mr. Stevens has been President of Growth Insight, Inc., a strategic planning practice, which helps corporate and non-profit clients develop and improve customer-centric business models. Prior to that time, Mr. Stevens had been the Executive Vice President of Bluefly, Inc., a publicly traded internet retailer of off-price fashion merchandise, for three years. From 1992 until 1999, Mr. Stevens served as Vice President and Partner of Mercer Management Consulting, Inc., the management-consulting arm of Marsh & McLennan, Inc. Mr. Stevens serves as Vice Chairman of the Board of Trustees of the Shambhala Center of New York.

        All of the executive officers serve at the pleasure of the Board of Directors. Severance agreements have been entered into with all of the executive officers. For more information, see the discussion under "—Agreements with Directors and Officers."

        The Board of Directors determines the compensation of non-employee Directors. Our non-employee directors receive an annual retainer fee of $18,000 plus meeting fees of $1,000 for each Board meeting attended and $500 for each committee meeting attended. Directors who are our employees or are employees of any of our subsidiaries do not receive fees or other compensation for their services as directors. All directors are reimbursed for travel and other expenses incurred in the performance of their duties.

        Annually, re-elected non-employee directors are granted an option to purchase the number of shares of our common stock, which on the date of grant have a fair market value (as defined in the Stock Incentive Plan) equal to $30,000. On May 11, 2004, each of Messrs. Fried, Fiorelli, Hamm and Stevens were granted options to purchase 2,507 shares of common stock at an exercise price of $11.973 per share with an expiration date of May 11, 2014. These options vest 100% on the day immediately preceding our first regularly scheduled annual meeting of stockholders occurring subsequent to the date of grant. The Stock Incentive Plan also provides that upon election to the Board, a new non-employee director will be granted an option to purchase that number of shares of common stock, which on the date of grant have a Fair Market Value equal to $60,000. During 2004, there were no new directors added to the Board. In addition, Mr. Fiorelli is covered under our executive health insurance plan, which provides for the reimbursement of deductible and coinsurance amounts and certain medical expenses.

Compensation Committee Interlocks and Insider Participation

        During 2004, the Compensation Committee was composed of Messrs. Fiorelli, Fried and Hamm. There are no Compensation Committee interlocks between us and any other entities involving our executive officers and directors who serve as executive officers of such entities.

Executive Compensation

        The following table sets forth information concerning compensation during the years ended December 31, 2004, 2003 and 2002 for services in all capacities awarded to, earned by or paid to our Chief Executive Officer, our two other current executive officers and a former executive officer of Axsys, which we collectively refer to as the "named executives" in this prospectus:

Summary Compensation Table

Long-term Compensation
		Annual Compensation		Number of Securities Underlying Options (# of Shares)(2)
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)		All Other Compensation ($)(3)
Stephen W. Bershad Chairman of the Board and Chief Executive Officer	2004 2003 2002	$350,106 335,000 325,000	$220,000 220,000 173,566	30,000 30,000 —	$15,490 14,405 13,680
David A. Almeida Chief Financial Officer Vice President—Finance, Secretary and Treasurer	2004 2003 2002	213,231 200,000 185,000	124,992 126,551 100,374	15,000 15,000 60,000	21,917 24,995 29,045
Scott B. Conner(4) Vice President—Strategic Planning and Corporate Development	2004	85,384	41,241	45,000	30,694
Kenneth F. Stern(5) Vice President—Strategic Planning and Corporate Development	2004 2003 2002	187,525 185,000 177,208	53,614 87,794 66,566	7,500 7,500 15,000	34,402 23,679 21,573

(1)
Reflects payments under the Axsys Management Incentive Plan.

(2)
Reflects awards under the Stock Incentive Plan.

(3)
Reflects: (a) matching contributions under Axsys' 401(k) Plan, which in 2004 totaled $8,200 for Mr. Bershad, $8,200 for Mr. Almeida and $8,200 for Mr. Stern; (b) payments under our executive health insurance plan, which in 2004 totaled $6,762 for Mr. Bershad, $13,189 for Mr. Almeida, $1,311 for Mr. Conner and $25,894 for Mr. Stern; (c) payments of premiums for term life insurance maintained on behalf of the named executives, which in 2004 totaled $528 for Mr. Bershad, $528 for Mr. Almeida, $220 for Mr. Conner and $308 for Mr. Stern; and (d) reimbursement for relocation costs of $29,163 for Mr. Conner. Our executive health insurance plan, which covers only officers and certain key employees and Mr. Fiorelli, provides for the reimbursement of deductible and coinsurance amounts and certain medical expenses not covered under our basic medical plans.

(4)
Mr. Conner joined us in July 2004. His annual base salary in 2004 was $185,000.

(5)
Mr. Stern was terminated from Axsys in July 2004.

        The following table sets forth certain information regarding the options granted pursuant to the Stock Incentive Plan during the year ended December 31, 2004 to the named executives.

Stock Options Granted in Fiscal 2004

	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees During the Year Ended December 31, 2004	Exercise Price ($/Share)	Expiration Date	Grant Date Present Value(3)
Stephen W. Bershad	30,000	(1)	14.3%	$10.99	03/04/09	$112,408
David A. Almeida	15,000	(2)	7.1	9.99	03/04/14	59,769
Scott B. Conner	45,000	(2)	21.4	14.22	07/19/14	255,154
Kenneth F. Stern(4)	7,500	(2)	3.6	9.99	10/13/05	29,887

(1)
These options vest at the rate of 20% per year commencing on the first anniversary through the third anniversary and 40% on the fourth anniversary of the date of grant. Vesting of these options will be accelerated in the event of certain changes in control of Axsys.

(2)
These options vest at the rate of 20% per year commencing on the first anniversary of the date of grant. Vesting of these options will be accelerated in the event of certain changes in control of Axsys.

(3)
The grant date present value was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected volatility of 43.3%; risk-free interest rate of 4.24%; expected life of six years and no dividend yield. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because our stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of awards pursuant to the Stock Incentive Plan.

(4)
Mr. Stern was terminated from Axsys in July 2004.

        The following table sets forth certain information regarding certain option exercises by the named executives in the year ended December 31, 2004. The table also shows information regarding unexercised stock option grants held by named executives as of December 31, 2004.

Aggregate Option Exercises in Last Fiscal Year and
Fiscal Year-end Option Values

			Fiscal Year-End Option Values
			Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($)(1)
	Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Name
			Exercisable	Unexercisable	Exercisable	Unexercisable
Stephen W. Bershad	11,250	78,311	24,000	60,000	174,903	509,874
David A. Almeida	—	—	40,500	87,000	477,734	1,011,219
Scott B. Conner	—	—	—	45,000	—	148,050
Kenneth F. Stern(2)	34,500	300,827	69,000	—	144,597	—

(1)
Includes only those options whose exercise prices are lower than $17.51 per share, the closing price for our common stock on the Nasdaq National Market on December 31, 2004. The value is based on the difference between the closing price on December 31, 2004 and the exercise price of the option.

(2)
Mr. Stern was terminated from Axsys in July 2004.

Terminated Pension Plan

        We had a defined benefit pension plan, which was terminated on July 31, 1989. We liquidated this plan on July 29, 2004. As calculated by independent actuaries, Mr. Bershad received a cash payout of $266,542.

Agreements with Directors and Officers

        We have entered into indemnification agreements with our directors and executive officers in order to induce them to continue to serve as our directors and officers, indemnifying them for any and all liabilities incurred by them arising out of their service as directors or officers, other than liabilities arising out of conduct which has been determined in a final adjudication to constitute bad faith or a knowing violation of law or receipt by that person of an improper personal benefit. The rights to indemnification under the agreements are in addition to any rights to indemnification contained in our Certificate of Incorporation or By-Laws, which provide for indemnification under certain circumstances.

        We have entered into severance protection agreements with certain of our officers and key employees, including Stephen W. Bershad, David A. Almeida and Scott B. Conner, which provide for certain benefits, among other things, if their employment is terminated within two years following a Change in Control (as defined in the agreements) of Axsys. The purpose of the severance protection agreement is to foster the continued employment of officers and employees by allowing them to focus attention on their assigned responsibilities without distraction in the event of a possible change in control of Axsys.

        If a Change in Control occurs and the executive's employment is terminated by us other than for cause, death or disability or by the executive for good reason within two years thereafter, the executive will be entitled to receive a maximum lump sum cash payment equal to, in the case of Messrs. Almeida and Conner, 2.99 times the sum of (a) the highest annual base salary paid to the executive during the twelve-month period immediately prior to the employment termination date and (b) the average of the annual cash bonuses paid to the executive during the three calendar years prior to the year in which the employment termination date occurs and, at the executive's election, one year of continuation of health care benefits or its cash equivalent. In the case of Mr. Bershad, he will be entitled to 2.99 times his "base amount" as defined in Section 280G of the Internal Revenue Code of 1986, as amended, or the Code. To the extent that the payments and benefits provided under the severance protection agreements or any other of our plans or agreements would be subject to the excise tax imposed under Section 280G of the Code such payments and benefits shall be reduced (but not below zero) if and to the extent necessary so that no such payments or benefits provided to Messrs. Bershad, Almeida and Conner shall be subject to such excise tax. The severance protection agreements of each of Messrs. Bershad, Almeida and Conner also provide that the executive will be entitled to the foregoing severance benefits in the event he terminates his employment, with or without good reason, at any time during the one-month period commencing six months following a Change in Control.

        Each of the severance protection agreements had an original term of up to two years from the date of its execution and automatically renews for successive one-year periods, unless either party gives advance notice of non-renewal. Notwithstanding the foregoing, if there is a Change in Control, the agreements will not terminate prior to the expiration of twenty-four months after the date of the Change in Control.

        Under their severance protection agreements, Mr. Almeida and Mr. Conner would receive up to six month's base compensation and certain other benefits from us in the event of termination by us other than for cause.

        Kenneth F. Stern, a former officer of ours, was terminated in July 2004. Pursuant to his severance protection agreement, Mr. Stern received his bi-weekly base salary and health benefits through the first anniversary of the termination date, which was July 13, 2005. Mr. Stern's outstanding options were modified to accelerate his unvested options and extend the time to exercise all options until ninety days after the end of his severance period.

        In October 2000, we entered into an employment agreement with Stephen W. Bershad. The agreement provided that during the initial period of the agreement, Mr. Bershad would serve as our Chairman and CEO. The initial period of the agreement, which originally expired on October 12, 2001, was extended until October 12, 2002 in October 2001, October 12, 2003 in October 2002, October 12, 2004 in 2003 and then subsequently extended to October 12, 2005 in November 2004. Upon expiration of this initial period and for five years thereafter, the agreement provides that Mr. Bershad will serve as Chairman of the Board. If Mr. Bershad is not elected to the Board, he is entitled to terminate his employment for good reason, the consequences of which are explained below.

        Under the agreement, Mr. Bershad will receive an annual salary of $350,000, subject to increase at the discretion of the Board, the responsibility for which was delegated by the Board to the Compensation Committee, and will have the opportunity to earn an annual incentive bonus based on performance goals determined by the Board at the beginning of each fiscal year. He is also eligible to receive awards under the Stock Incentive Plan.

        If Mr. Bershad's employment is terminated by us other than for cause or by Mr. Bershad for good reason, Mr. Bershad will be entitled to the following compensation: (1) within ten days of the employment termination date, all amounts of compensation for services rendered to us, including all accrued and unpaid base salary, accrued and unpaid bonus and vacation pay as of the employment termination date, a pro rata portion of the highest annual bonus paid or payable to him in respect of any of the three full fiscal years of us immediately preceding the employment termination date, all benefits accrued and unpaid under any benefit plans, programs or arrangements in which he has been a participant as of his termination date and any reimbursable expenses incurred by him on our behalf during the period ending on the employment termination date; (2) within 30 days following the employment termination date, a lump sum payment equal to the greater of (x) two times the sum of

(i) his base salary plus (ii) the highest annual bonus paid or payable to him for any of our three full fiscal years immediately preceding his termination date and (y) the amount of the base salary and bonus which would have been paid to him during the employment term had it not been terminated, assuming that the highest annual bonus paid or payable to him for any of our three full fiscal years immediately preceding his termination would have been paid to him for each full fiscal year during the employment term; and (3) during the greater of (x) the 24-month period following the employment termination date and (y) the balance of the employment term, medical, dental, hospitalization, prescription drug and life insurance coverage and benefits provided to him immediately prior to termination. In addition, all stock options held by him will become fully vested and will remain outstanding for their entire term and all restrictions on all shares of restricted stock or other equity-based awards held by him will lapse and will become fully vested. To the extent that the payments and benefits provided under this agreement or any other of our plans or agreements would be subject to the excise tax imposed under Section 280G of the Code, such payments and benefits shall be reduced (but not below zero) if and to the extent necessary so that no such payments or benefits provided to Mr. Bershad shall be subject to such excise tax.

        If the employment term is terminated by reason of Mr. Bershad's death or disability, by us for cause, by Mr. Bershad without good reason, by mutual agreement of the parties, or by expiration of the employment term, our sole obligation under the employment agreement will be to pay Mr. Bershad or his estate, as the case may be, within 30 days following the employment termination date, all amounts of compensation for services rendered to us, including all accrued and unpaid base salary, accrued and unpaid bonus and vacation pay as of the employment termination date, a pro rata portion of his annual bonus opportunity for the year of termination date, all benefits accrued and unpaid under any benefit plans, programs or arrangements in which he has been a participant as of his termination date and any reimbursable expenses incurred by him on our behalf during the period ending on the employment termination date.

        In the event that at any time Mr. Bershad is entitled to receive payments and/or benefits under both his employment agreement and his severance protection agreement, he will receive the payments and/or benefits only under the severance protection agreement.

        Mr. Bershad is subject to a non-competition covenant for two years following termination.

PRINCIPAL STOCKHOLDERS

        The following table below sets forth, as of March 7, 2005 unless otherwise indicated, certain information known to us regarding the beneficial ownership of our common stock by:

  •
  each person known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  the named executives; and

  •
  all of our directors and executive officers as a group.

        The number of shares of our common stock outstanding on March 7, 2005 was 7,066,287. That figure does not include shares reserved for issuance upon the exercise of options granted under our Stock Incentive Plan. Percentage of ownership after the offering is based on 10,099,266 shares of common stock outstanding after completion of this offering. This table assumes no exercise of the underwriters' over-allotment option.

        Except as otherwise noted, all information with respect to beneficial ownership has been furnished by each director or executive officer, or is based on filings with the SEC, as the case may be. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of our common stock has been determined for this purpose in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934, which provide, in part, that a person is deemed to be the beneficial owner of shares of stock if the person, directly or indirectly, has or shares the voting or investment power of that stock, or has the right to acquire ownership of the stock within 60 days. Shares that are subject to stock options that may be exercised within 60 days of March 7, 2005 are reflected in the number of shares set forth below and in computing the percentage of our common stock beneficially owned by the person who owns those options.

	Shares beneficially owned prior to this offering				Shares to be beneficially owned after this offering
Name				Shares being offered
	Number		Percent		Number		Percent
Stephen W. Bershad(1)(2)	1,930,442	(1)	27.2%	—	1,930,442	(2)	19.1%
Kern Capital Management, LLC(3) 114 West 47th Street, Suite 1926 New York, NY 10036	567,450		8.0%	—	567,450		5.6%
Albert Fried & Company, LLC(4) 60 Broad Street, 39th Floor New York, NY 10004	540,976		7.7%	—	540,976		5.4%
Babson Capital Management, LLC(5) One Memorial Drive Cambridge, MA 02142	418,400		5.9%	—	418,400		4.1%
Kenneth F. Stern(6)(7)	106,423		*	—	106,423		*
David A. Almeida(2)(8)	61,500		*	—	61,500		*
Anthony J. Fiorelli, Jr.(9)	36,293		*	—	36,293		*
Eliot M. Fried(10)	34,965		*	—	34,965		*
Richard F. Hamm, Jr.(11)	20,109		*	—	20,109		*

Robert G. Stevens(12)	4,386	*	—	4,386	*
Scott B. Conner	—	*	—	—	*
All directors and executive officers as a group (7 persons)(13)	2,045,994	28.2%	—	2,045,994	19.9%

*
Less than 1%.

(1)
Includes 33,000 shares of common stock underlying options that are exercisable as of March 7, 2005 or within 60 days after such date. Mr. Bershad owns 1,003,180 shares of common stock directly, 8,116 shares through the Axsys Technologies, Inc. 401(k) Retirement Plan and 886,146 shares of common stock indirectly through SWB Holding Corporation, of which he is the sole stockholder and chairman. Mr. Bershad's address is c/o Axsys, 175 Capital Boulevard, Suite 103, Rocky Hill, CT 06067.

(2)
Stephen W. Bershad and David A. Almeida, who are our executive officers, are the sole trustees of the 401(k) Plan and may be deemed to beneficially own shares of common stock held by the 401(k) Plan. Except to the extent of their individual interests therein, each of Messrs. Bershad and Almeida disclaims beneficial ownership of such 401(k) Plan shares.

(3)
According to a Schedule 13G filed on February 14, 2005 by Kern Capital Management, LLC, or Kern, and its managing members. Kern has sole voting and dispositive power with respect to these shares in its capacity as an investment adviser. Kern's managing members disclaim beneficial ownership of these shares.

(4)
According to a Schedule 13G filed by Albert Fried & Company, LLC, or AFC, on February 16, 2005. AFC has sole voting and dispositive power with respect to 470,270 of these shares in its capacity as a broker-dealer. Albert Fried, Jr. is the managing member of AFC, and disclaims beneficial ownership over the shares beneficially owned by AFC. Includes 70,706 shares with respect to which Albert Fried, Jr., in his individual capacity, has sole voting and dispositive power.

(5)
According to a Schedule 13G filed on January 20, 2005 by Babson Capital Management, LLC, or Babson, and its management members. Babson, in its capacity as an investment adviser, has sole dispositive power with respect to all of these shares and has sole voting power with respect to 415,950 of these shares. Babson has no voting power with respect to the other 2,450 shares beneficially owned by it.

(6)
Represents 69,000 shares of common stock underlying options, which are exercisable as of March 7, 2005, or within 60 days after such date and 37,423 shares of common stock owned directly.

(7)
Mr. Stern was terminated from Axsys in July 2004.

(8)
Represents 61,500 shares of common stock underlying options, which are exercisable as of March 7, 2005, or within 60 days after such date.

(9)
Includes 34,965 shares of common stock underlying options that are exercisable as of March 7, 2005, or within 60 days after such date and 1,328 shares of common stock owned directly.

(10)
Includes 18,281 shares of common stock underlying options that are exercisable as of March 7, 2005, or within 60 days after such date and 16,684 shares of common stock owned directly.

(11)
Represents 20,109 shares of common stock underlying options that are exercisable as of March 7, 2005, or within 60 days after such date.

(12)
Represents 4,386 shares of common stock underlying options that are exercisable as of March 7, 2005, or within 60 days after such date.

(13)
Does not include shares owned by Mr. Stern who was terminated from Axsys in July 2004.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, there will be 10,099,266 shares of common stock issued and outstanding, based on the number of shares outstanding as of July 2, 2005, and no shares of preferred stock issued and outstanding.

        As of July 2, 2005, our authorized capital stock consisted of 30,000,000 shares of common stock, $.01 par value per share, of which 7,099,266 shares were issued and outstanding, and 4,000,000 shares of preferred stock, $.01 par value per share, of which no shares were issued and outstanding.

General

        The following summary of the terms of our common stock is not meant to be a complete description of our common stock. It is qualified in its entirety by reference to the DGCL and to the terms and provisions of our Restated Certificate of Incorporation and our By-Laws, copies of which we have filed as exhibits to the registration statement of which this prospectus forms a part.

        Our Certificate of Incorporation authorizes us to issue 30,000,000 shares of common stock and 4,000,000 shares of preferred stock. Our Certificate of Incorporation allows our board to provide by resolution for the issuance of preferred stock in any series, and to fix the rights, preferences, privileges and restrictions of the preferred stock, including, among other things, the dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and number of shares constituting any series or designation of any series. On July 2, 2005, there were 7,099,266 shares of common stock issued and outstanding, and there were no shares of preferred stock designated or issued.

        Holders of shares of common stock are entitled to one vote for each share held of record on matters to be voted on by the stockholders. Holders of shares of common stock are entitled to receive dividends as determined by our board of directors. If we were to liquidate, dissolve or wind up our affairs, holders of our common stock would share proportionately in our assets that remain after payment of all debts and obligations and after any liquidation payments to preferred stockholders, if any. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Authorized But Unissued Shares

        The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, except to the extent required by Delaware law or the rules of the Nasdaq Stock Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Law

        We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder, unless:

  •
  before the person became an "interested stockholder," the board of directors of the corporation approved the transaction in which the "interested stockholder" became an "interested stockholder" or approved the business combination;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation that was outstanding at the time the transaction commenced. For purposes of determining the number of shares outstanding, shares owned by directors who are also officers of the corporation and shares owned by employee stock plans, in specified instances, are excluded; or

  •
  at or after the time the person became an "interested stockholder," the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

        A "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or any majority-owned subsidiary, transactions which increase an "interested stockholder's" percentage ownership of stock of the corporation or any majority-owned subsidiary, and receipt of various financial benefits from the corporation or any majority-owned subsidiary. In general, an "interested stockholder" is defined as any person or entity that is the beneficial owner of at least 15% of a corporation's outstanding voting stock or is an affiliate or associate of the corporation and was the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time within the past three years.

        These provisions may have the effect of delaying or preventing a change of control of Axsys without action by the stockholders and, therefore, could adversely affect the price of our common stock.

Unanimous Written Consent; Special Meetings

        Our Certificate of Incorporation provides that any action required or permitted to be taken by the holders of our common stock at any meeting of our stockholders may be taken without a meeting only by unanimous written consent signed by the holders of all the outstanding shares of our common stock. Our By-Laws further provide that special meetings of stockholders may be called only by the chairman of the board or by the written consent of three-quarters of the entire board of directors.

Number, Election and Removal of Directors

        Under our By-Laws, there may be no less than two and no more than twelve directors, although preferred stockholders may elect additional directors under specified circumstances. Our By-Laws also provide that no decrease in the number of directors may shorten the term of any incumbent director.

        A vacancy in the board that is caused by death, resignation, removal, or otherwise, and any newly created directorship that results from an increase in the number of directors, may be filled only by the affirmative vote of at least a majority of the directors then in office, even if the directors are less than a quorum, or by the sole remaining director.

        Under our By-Laws, any one or more directors may be removed from office only for cause and only by:

  •
  the affirmative vote of three-quarters of the entire board of directors; or

  •
  the affirmative vote of two-thirds of the votes that are represented by the issued and outstanding shares entitled to vote at a meeting called for this purpose.

        The provisions of our By-Laws governing removal may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Axsys. In addition, these provisions may have the effect of discouraging an attempt to change the composition or policies of the board of directors, even though the attempt might be beneficial to us or our stockholders. These provisions of our By-Laws could thus increase the likelihood that incumbent directors will retain their positions.

Amendment of Our By-Laws

        In order to adopt, repeal, alter or amend the provisions set forth in the By-Laws, the By-Laws require:

  •
  the unanimous written consent of all directors;

  •
  the affirmative vote of a majority of the entire board of directors acting at a regular or special meeting. The notice of the meeting must include notice of the proposed action to amend the By-Laws; or

  •
  by the affirmative vote of a majority of votes represented by our issued and outstanding shares entitled to vote at a meeting called for this purpose.

Advance Notice Provisions for Stockholder Nominations and Proposals

        Our By-Laws provide that stockholders seeking to make nominations of candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice in writing. To be timely, we must receive notice no less than 60 days nor more than 90 days before the scheduled annual meeting. If we give less than 70 days' notice or prior public disclosure of the date of our scheduled annual meeting, then we must receive notice no later than the close of business on the 10th day after the day that we mailed the notice or the day that we made the public disclosure of the scheduled annual meeting, whichever is earlier. Our By-Laws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Limitation on Liability and Indemnification Matters

        Our Certificate of Incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us and our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases, or redemptions; and

  •
  for any transaction from which the director derived an improper personal benefit.

        Our Certificate of Incorporation also contains provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which the persons may be entitled.

        We maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

        We also have entered into indemnification agreements with some of our directors and officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and officers against certain liabilities that may arise because of their status or service as directors or officers, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and obtain directors' and officers' liability insurance.

Registrar and Transfer Agent

        Mellon Investor Services is the transfer agent and registrar for our common stock.

Listing

        Our common stock is quoted on the Nasdaq National Market under the symbol "AXYS."

UNDERWRITING

        We intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement between us and Bear, Stearns & Co. Inc. and Banc of America Securities LLC, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Banc of America Securities LLC.

Total	3,000,000

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $    per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount (payable by us)	$	$	$
Proceeds, before expenses, to Axsys Technologies, Inc.	$	$	$

        The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $980 thousand and are payable by us.

Over-Allotment Option

        We have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 450,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

No Sales of Similar Securities

        We and each of our officers and directors have agreed, with certain limited exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. and Banc of America Securities LLC. Specifically, we and these other individuals have agreed, subject to certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. Bear, Stearns & Co. Inc. and Banc of America Securities LLC may waive this lockup without public notice. This lockup provision does not limit our ability to grant options to purchase common stock under our Stock Incentive Plan or issue shares of common stock under our 401(k) Plan.

Quotation on the Nasdaq National Market

        Our shares are quoted on the Nasdaq National Market under the symbol "AXYS."

Price Stabilization, Short Positions

        Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

        If the underwriters over-allot or otherwise create a short position in our common stock in connection with this offering (i.e., if they sell more shares than are listed on the cover of this prospectus), the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

        In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

        The underwriters have performed investment banking and advisory services for us from time to time, including in connection with certain acquisitions we have made, for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

        An affiliate of Banc of America Securities LLC acted as the collateral agent, letter of credit issuer and lender under our new credit facility and has received, and will continue to receive, customary fees for its services in such capacities. The net proceeds from this offering will be used to repay the amount outstanding under the term loan B and a portion of the amount outstanding under the term loan A. Because an affiliate of Banc of America Securities LLC may receive more than 10% of the net proceeds from this offering, this offering is being conducted in accordance with Rule 2710(h)(1) of the Conduct Rules of the National Association of Securities Dealers, Inc., or NASD. The rule requires that if more than 10% of the net proceeds of a public offering of equity securities are to be paid to members of the NASD that are participating in the offering, or affiliated or associated persons, the price of the equity securities distributed to the public must be no higher than that recommended by a "qualified independent underwriter," as defined in Rule 2720 of the Conduct Rules of the NASD. Bear, Stearns & Co. Inc. will act as a qualified independent underwriter in connection with this offering. This independent underwriter, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. The price of the common stock sold to the public will be no higher than that recommended by the independent underwriter.

        We have agreed to indemnify Bear, Stearns & Co. Inc., in its role as qualified independent underwriter, against certain liabilities including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments Bear, Stearns & Co. Inc. may be required to make in respect of those liabilities.

LEGAL MATTERS

        Jones Day will pass upon the validity of the issuance of the shares being sold in this offering. Certain matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Axsys Technologies, Inc. and subsidiaries at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in, and incorporated by reference from the Company's Annual Report on Form 10-K into, this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and incorporated herein by reference, and are included, and incorporated herein by reference, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Diversified Optical Products, Inc. as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004, included in and incorporated by reference into this Prospectus and Registration Statement, have been audited by Grant Thornton LLP, independent auditors, as stated in their report appearing herein. Such financial statements have been included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing in giving said reports.

        The financial statements of Telic Optics, Inc. at December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, incorporated by reference from the Company's Current Report on Form 8-K/A filed with the SEC on May 17, 2004 into this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Axsys Technologies, Inc. Our website address is http://www.axsys.com. The information on our website is not a part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the documents that we file with the SEC. This means that we can disclose information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus except to the extent updated and superseded by information contained in this prospectus. Some information we file with the SEC after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

        We incorporate by reference the following documents (Commission File No. 000-16182) that we have filed with the SEC and any filings that we will make with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  •
  Annual Report on Form 10-K for the year ended December 31, 2004;

  •
  Quarterly Report on Form 10-Q for the quarter ended April 2, 2005;

  •
  Quarterly Report on Form 10-Q for the quarter ended July 2, 2005;

  •
  Current Report on Form 8-K/A filed with the SEC on May 17, 2004;

  •
  Current Report on Form 8-K filed with the SEC on March 25, 2005;

  •
  Current Report on Form 8-K filed with the SEC on May 3, 2005;

  •
  Current Report on Form 8-K filed with the SEC on May 26, 2005;

  •
  Current Report on Form 8-K/A filed with the SEC on July 7, 2005; and

  •
  the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A filed with the SEC on August 8, 1991. This description is superceded by the description of our common stock in this prospectus under the caption "Description of Capital Stock."

        We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to: Axsys Technologies, Inc., Attention: Corporate Secretary, 175 Capital Boulevard, Suite 103, Rocky Hill, Connecticut 06067, telephone number: (860) 257-0200.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Axsys Technologies, Inc.:

        We have audited the accompanying consolidated balance sheets of Axsys Technologies, Inc., and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Axsys Technologies, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                      /s/ ERNST & YOUNG LLP

Hartford, Connecticut
February 8, 2005

AXSYS TECHNOLOGIES, INC.

Consolidated Balance Sheets

(Dollars in thousands, except share and per share data)

	December 31,
	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,000	$5,197
Short-term investments	—	6,983
Accounts receivable, net of allowance for doubtful accounts of $685 in 2004 and $653 in 2003	15,715	10,197
Inventories, net	29,698	24,786
Income taxes—deferred and current	3,553	2,203
Other current assets	1,020	1,223

TOTAL CURRENT ASSETS	55,986	50,589
PROPERTY, PLANT AND EQUIPMENT, net	13,337	11,315
NET INTANGIBLE ASSET	2,127	—
GOODWILL	13,013	3,600
OTHER ASSETS	1,352	1,341

TOTAL ASSETS	$85,815	$66,845

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,459	$4,240
Accrued expenses and other current liabilities	9,513	8,170
Deferred income	7,195	4,546
Current portion of long-term capital lease obligations	368	423
Current portion of long term debt	1,000	—

TOTAL CURRENT LIABILITIES	24,535	17,379
CAPITAL LEASES, less current portion	150	568
LONG TERM DEBT, less current portion	3,333	—
OTHER LONG-TERM LIABILITIES	4,704	5,000
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Common stock, $.0l par value: authorized 30,000,000 shares, issued 7,186,734 at December 31, 2004 and 2003	72	72
Capital in excess of par	39,612	39,375
Accumulated other comprehensive loss	(97)	(39)
Retained earnings	14,389	5,725
Treasury stock, at cost: 130,216 shares at December 31, 2004 and 199,030 shares at December 31, 2003	(883)	(1,235)

TOTAL SHAREHOLDERS' EQUITY	53,093	43,898

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$85,815	$66,845

See accompanying notes to consolidated financial statements.

AXSYS TECHNOLOGIES, INC.

Consolidated Statements of Operations

(Dollars in thousands, except share and per share data)

	Years Ended December 31,
	2004	2003	2002
Sales	$103,530	$85,109	$79,586
Cost of Sales	72,874	62,036	59,454

Gross profit	30,656	23,073	20,132
Selling, general and administrative expenses	18,684	15,986	16,262
Research, development and engineering expenses	2,677	2,059	2,049
Restructuring and special charges (credits)	(50)	—	1,854

OPERATING INCOME (LOSS)	9,345	5,028	(33)
Interest expense	(254)	(172)	(212)
Interest income	98	115	190
Other (expense) income, net	(38)	263	10

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	9,151	5,234	(45)
(Benefit from) provision for income taxes	(8)	236	2,969

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	9,159	4,998	(3,014)
Discontinued operations:
Loss from discontinued operations, net of tax benefit of $267 in 2004 and $2,787 in 2002	(495)	—	(4,582)
Cumulative effect of change in accounting principle	—	—	535

NET INCOME (LOSS)	$8,664	$4,998	$(7,061)

BASIC EARNINGS (LOSS) PER SHARE:
Continuing operations	$1.30	$0.72	$(0.43)
Discontinued operations	(0.07)	—	(0.65)
Cumulative effect of change in accounting principle	—	—	0.08

Total	$1.23	$0.72	$(1.00)

Weighted-average basic common shares outstanding	7,020,184	6,986,094	7,037,432
DILUTED EARNINGS (LOSS) PER SHARE:
Continuing operations	$1.26	$0.71	$(0.43)
Discontinued operations	(0.07)	—	(0.65)
Cumulative effect of change in accounting principle	—	—	0.08

Total	$1.19	$0.71	$(1.00)

Weighted-average diluted common shares outstanding	7,289,437	7,074,342	7,037,432

See accompanying notes to consolidated financial statements.

AXSYS TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Years Ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$8,664	$4,998	$(7,061)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	2,747	2,920	2,663
Deferred income taxes (benefits)	(1,747)	—	1,964
Stock option compensation expense	242	—	—
Contribution to 401(k) plan	58	55	70
Non-cash restructuring and special charges (credits)	(50)	—	888
Loss on disposal of capital equipment	19	55	751
Impairment of assets	—	—	313
Cumulative effect of change in accounting principle	—	—	(535)
Changes in operating assets and liabilities:
Accounts receivable	(4,464)	(129)	594
Inventories	(4,073)	(2,706)	(1,516)
Other current assets and other assets	787	868	1,116
Accounts payable	2,112	1,132	(1,343)
Accrued expenses and other liabilities	1,282	(108)	(592)
Deferred income	2,649	1,431	2,507
Long-term liabilities	(448)	(504)	(51)

Net cash provided by (used in) continuing operations	7,778	8,012	(232)
Net cash (used in) provided by discontinued operations	(140)	(1,261)	1,990

NET CASH PROVIDED BY OPERATING ACTIVITIES	7,638	6,751	1,758

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,239)	(3,027)	(1,380)
Purchase of Telic Optics, Inc., net of cash acquired	(13,728)	—	—
Net sale (purchase) of marketable securities	6,983	(6,983)	—
Net proceeds from sale of discontinued operations	—	—	541

NET CASH USED IN INVESTING ACTIVITIES	(10,984)	(10,010)	(839)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) borrowings, net	3,860	(1,255)	(898)
Proceeds from the exercise of options	360	4	—
Escheatment and settlement of preferred stock	(71)	(213)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,149	(1,464)	(898)

NET CHANGE IN CASH AND CASH EQUIVALENTS	803	(4,723)	21

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,197	9,920	9,899

CASH AND CASH EQUIVALENTS AT END OF YEAR	$6,000	$5,197	$9,920

See accompanying notes to consolidated financial statements.

AXSYS TECHNOLOGIES, INC.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

(Dollars in thousands, except share and per share data)

	Common Stock Amount	Capital in Excess of Par	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock Amount	Total	Comprehensive Income (Loss)
Balance at December 31, 2001	$72	$39,621	$—	$7,788	$(1,041)	$46,440
Net loss	—	—	—	(7,061)	—	(7,061)	$(7,061)

Total comprehensive loss							$(7,061)

Shares received—sale of business	—	—	—	—	(356)	(356)
Contribution to 401(k) plan	—	(34)	—	—	104	70

Balance at December 31, 2002	72	39,587	—	727	(1,293)	39,093

Net income	—	—	—	4,998	—	4,998	$4,998
Foreign exchange contract	—	—	(39)	—	—	(39)	(39)

Total comprehensive income							$4,959

Exercise of stock options	—	(1)	—	—	5	4
Contribution to 401(k) plan	—	2	—	—	53	55
Escheatment of preferred stock	—	(12)	—	—	—	(12)
Preferred stock settlement	—	(201)	—	—	—	(201)

Balance at December 31, 2003	72	39,375	(39)	5,725	(1,235)	43,898

Net income	—	—	—	8,664	—	8,664	$8,664
Foreign exchange contract	—	—	(84)	—	—	(84)	(84)
Gain on swap	—	—	26	—	—	26	26

Total comprehensive income							$8,606

Exercise of stock options	—	38	—	—	322	360
Contribution to 401(k) plan	—	28	—	—	30	58
Escheatment of preferred stock	—	(71)	—	—	—	(71)
Stock option compensation	—	242	—	—	—	242

Balance at December 31, 2004	$72	$39,612	$(97)	$14,389	$(883)	$53,093

See accompanying notes to consolidated financial statements.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

December 31, 2004

Note 1—Summary of Significant Accounting Policies

        Business overview.    The accompanying consolidated financial statements include the accounts of Axsys Technologies, Inc. and our wholly-owned subsidiaries (collectively "Axsys", "Company", "we", "our" or "us").

        Axsys is a global leader in the design, manufacturing and distribution of precision components and assemblies for high technology markets. In addition, we distribute precision ball bearings for use in a variety of industrial and commercial applications.

        Principles of consolidation.    The consolidated financial statements include the results of Axsys and our wholly-owned subsidiaries. The results of companies disposed of during the fiscal year are included in the consolidated financial statements up to the date of disposal. All significant inter-company balances and transactions have been eliminated in consolidation.

        Revenue recognition.    Revenue is recognized in accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Shipping and handling costs, such as freight to customers, are classified in cost of sales.

        Our policy is to recognize revenues when product is either shipped to or received by the customer based on the terms of the specific sale. However, certain long-term contracts are accounted for under the percentage of completion model. Revenues and estimated gross profit are recognized as work is performed based on the percentage that incurred costs to date bear to estimated total costs. Cost estimates include direct and indirect costs such as labor, materials and overhead. These contracts require judgment relative to assessing risks, estimating future costs, and making assumptions for schedule and technical issues. Contract changes are included when the costs can be reasonably estimated. We may receive progress payments that exceed costs incurred on these long-term contracts. Such advances are recognized as billings in excess of costs and are included in accrued liabilities and other current liabilities on our Consolidated Balance Sheets.

        Provisions for estimated losses on contracts are recognized when losses become evident. These estimates are subject to change and could result in adjustments to contracts in progress.

        Cash and cash equivalents.    Cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the date of purchase.

        Short-term investments.    Short-term investments include investments in federal agency notes and commercial paper with maturities ranging from 3 months to 12 months at the date of purchase. All short-term investments are classified as held-to-maturity and are recognized at amortized cost.

        Financial instruments, We use derivative instruments, in the form of forward contracts and interest rate swap agreements, to manage certain foreign currency and interest rate exposures. We view derivative instruments as risk management tools, and we do not use them for trading or speculative purposes. Derivatives used for hedging purposes must be designated as an effective hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 1—Summary of Significant Accounting Policies (Continued)

derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

        All derivative instruments are recognized in the balance sheet at fair value. Derivatives used to hedge forecasted cash flows associated with foreign currency sales and interest rate fluctuations are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recognized in accumulated other comprehensive income (loss) and in earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. At December 31, 2004, we had four forward exchange contracts outstanding with a total loss position of $123 included in our accrued liabilities. We also had one interest rate swap agreement with a fair value of $26 relating to a $5,000 variable rate loan included in our other assets.

        The table below presents the fair value of those derivative instruments at December 31:

	2004	2003
Forward exchange contracts	$(123)	$(39)
Interest rate swap agreement	26	—

        The carrying amounts of our other financial instruments, which include cash equivalents, short-term investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of such instruments. In addition, the carrying value of long-term debt approximates fair value due to the variable interest rate it bears.

        Accounts receivable.    Accounts receivable include only trade accounts receivables. Credit is extended to customers typically on net 30-day terms. We do not require collateral.

        As of December 31, 2004, Raytheon Corporation, an aerospace and defense systems supplier, accounted for 28.9% of our outstanding accounts receivable. As of December 31, 2003, no individual customer represented more than 10% of our accounts receivable balance.

        Allowance for doubtful accounts.    We periodically review the aging of our accounts receivable over ninety days to identify potentially uncollectible accounts and establish reserves based on experience and discussion with customers. Actual write-offs could differ from our allowance for doubtful accounts. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a customers ability to meet our financial obligations), our estimates of recoverability of amounts due to us could be reduced by a material amount. Accounts receivable are written off only when all reasonable collection efforts are exhausted.

        Research, development and engineering.    Significant costs are incurred each year in connection with research and development programs and administrative engineering costs ("R&D"). Such costs are included in operating expenses as incurred. In situations where the customer reimburses the cost of the R&D effort, the revenue generated is recognized as sales and the expense is included in cost of sales. Research and development expenses, exclusive of engineering costs, were $1,571 in 2004, $756 in 2003 and $1,003 in 2002.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 1—Summary of Significant Accounting Policies (Continued)

        Inventory.    We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory with cost generally determined using the first in, first out method. A provision for excess or obsolete inventory is recorded based upon an analysis that considers current inventory levels, historical usage patterns and future sales expectations.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. This statement is effective for Axsys' fiscal year 2006 and is not expected to have a material impact on our financial position or results of operations.

        Property, plant and equipment.    Property, plant and equipment are stated at cost, less accumulated depreciation, which includes the depreciation of assets recognized under capital leases. Depreciation is provided primarily by the straight-line method using estimated lives for buildings and improvements of 20 to 25 years and from 3 to 8 years for machinery and equipment. Repair and maintenance costs are expensed as incurred.

        Goodwill and other intangibles.    We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," during 2002. In accordance with SFAS No. 142, goodwill is not amortized. In accordance with the adoption of SFAS No. 142, the negative goodwill of $535 as of December 31, 2001 was reversed as a cumulative effect of a change in accounting principle in the first quarter of 2002. We annually review goodwill to assess recoverability from future operations using undiscounted cash flows. We have completed our annual impairment testing and the goodwill of $13.0 million was determined not to be impaired as of December 31, 2004. Impairments are recognized in operating results when a permanent diminution in value occurs.

        Goodwill was $13,013 at December 31, 2004 and $3,600 at December 31, 2003. Goodwill increased in 2004 as a result of the purchase of Telic Optics, Inc. ("Telic"). There were no changes to goodwill in 2003.

        Intangible assets acquired as part of business combinations are amortized over their estimated useful lives unless their useful lives are determined to be indefinite. For material business combinations, amounts recognized related to purchased intangibles are determined with the assistance of independent valuations.

        Commitments and contingencies.    We are self-insured for certain losses related to general liability, workers' compensation and medical claims. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is established based on an analysis of historical data and is reviewed by management on a quarterly basis to ensure that the liability is appropriate. While we believe that our estimates are reasonable based on the information currently available, if actual trends, including the severity and frequency of claims, medical cost inflation or fluctuations in premiums, differ from our estimates, our results from operations could be impacted.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 1—Summary of Significant Accounting Policies (Continued)

        Deferred income.    Deferred income is recognized when we receive milestone payments from customers for either progress billings or for material billings. Material billings primarily occur when customers advance us the cost of beryllium on long-lead time orders.

        Warranty.    We provide warranties for certain of our products. Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

        The following table summarizes product warranty activity for 2004:

Balance at December 31, 2003	Provision, changes and other	Payments	Balance at December 31, 2004
$633	$396	$(279)	$750

        Loss contract reserves.    Generally, our customer contracts are completed within one year of receiving the order. However, occasionally longer lead-time orders are received and we monitor these contracts periodically to determine if our actual costs are comparable to our cost estimates used at the time of order acceptance. If we determine that our actual costs are significantly exceeding our original estimates, we will record a loss contract reserve.

        Environmental contingencies.    We are currently involved in several environmental remediation projects. We accrue for environmental contingencies when (1) responsibility for cleanup is determined and (2) costs are probable and can be reasonably estimated. When costs are not probable and cannot be reasonably estimated, no accrual is made. We have accrued our estimate of the probable costs for the resolution of these claims. These estimates have been developed in consultation with outside environmental consultants handling these matters and are based upon an analysis of the anticipated remediation plans. We do not anticipate these projects will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions.

        Income taxes.    We account for income taxes in accordance with SFAS 109. As such, deferred income taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted income tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred income tax assets to estimated amounts expected to be realized. Realizability of net deferred income tax assets are evaluated on an ongoing basis. We consider future taxable income, our most recent operating results and various income tax planning strategies in assessing the need for a valuation allowance. In the consideration of the realizability of net deferred income tax assets, recent losses must be given more weight than any projections of future profitability.

        Earnings per share.    Basic earnings per share have been computed by dividing net income or loss by the weighted-average number of common shares outstanding. The dilutive effect of stock options on the weighted-average number of common shares outstanding was 269,253 shares for the year ended December 31, 2004 and 88,248 shares as of December 31, 2003. When there is a loss from continuing operations, the computation of the dilutive net loss per share is based on the weighted-average basic

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 1—Summary of Significant Accounting Policies (Continued)

shares outstanding. Potentially dilutive common stock options aggregating 16,766 as of December 31, 2002 have been excluded from the computation of diluted net loss per share because their inclusion would have been anti-dilutive.

        Diluted EPS for 2004 excludes 173,475 potential common shares related to our stock compensation plans because the option exercise price was greater than the average market price of our common stock for the period.

        Stock-based compensation.    We have adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation" and account for stock-based compensation under the provisions of Accounting Board Opinion No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method. The exercise price on stock options is either greater than or equal to the closing market price on the day of grant, and, accordingly, no compensation cost has been recognized. We do not grant stock options with exercise prices below market value. Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123 for awards as if we had accounted for such awards under the fair value method.

        The following table illustrates the effect on net income/(loss) and income/(loss) per share if we had applied the fair value recognition provisions of SFAS No. 123:

	2004	2003	2002
Reported net income (loss)	$8,664	$4,998	$(7,061)
Stock option-related employee compensation expense	(773)	(755)	(959)

Pro forma net income (loss)	$7,891	$4,243	$(8,020)

Pro forma basic income (loss) per share	$1.12	$0.61	$(1.14)
Weighted-average basic common shares outstanding	7,020,184	6,986,094	7,037,432
Pro forma diluted income (loss) per share	$1.08	$0.60	$(1.14)
Weighted-average diluted common shares outstanding	7,289,437	7,074,342	7,037,432

        The fair value of each option granted in 2004, 2003 and 2002 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 43% of 2004, 68% in 2003 and 68% in 2002; risk-free interest rate of 4.24% in 2004, 4.27% in 2003 and 5.0% in 2002; expected lives of 6 years; and no dividend yield. Using this model, the weighted-average fair value of options granted was $7.05 during 2004, $5.45 during 2003 and $4.53 during 2002. For pro forma purposes, the estimated fair value of the our Company's stock incentive awards to employees is amortized over the options' vesting period, which is generally five years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 1—Summary of Significant Accounting Policies (Continued)

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) ("Statement 123 (R)"), "Share-based Payment", which revised SFAS No. 123, "Accounting for Stock-based Compensation". This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The revised statement is effective as of the beginning of the first fiscal year beginning after June 15, 2005. Axsys will adopt the statement as of January 1, 2006 as required. The impact of adoption of Statement 123 (R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had Axsys adopted Statement 123 (R) in prior periods, the annual impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income (loss) and net income (loss) per share in the stock-based compensation accounting policy note included in Note 1 to the consolidated financial statements.

        Estimates and assumptions.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Certain amounts in previously issued annual financial statements were reclassified to conform to the 2004 presentation.

Note 2—Acquisitions

        On April 8, 2004 (the "Closing Date"), we acquired all of the stock of Telic, a privately owned manufacturer of infrared optics and optical assemblies. Telic's broad infrared optics capabilities increase our product offerings and complement our strong position in reflective optical solutions. In addition, Telic's products are typically used in ground-and sea-based programs. This complements our historical focus on air- and space-based programs and expands our overall market and program penetration. Finally, the complementary addition of Telic's technical capabilities to our core technical strengths is expected to increase our competitive advantage by broadening our technical offering to prime contractors who are seeking to outsource the fulfillment of their optical requirements.

        The initial purchase price of this acquisition, after a working capital adjustment of $15, was $14,423 with an additional earn out payment of up to $4,000 over the 36 months following the Closing Date based on the achievement of certain revenue goals. If revenue goals are achieved, the earn out could increase the total purchase price to $18,423. Included in the purchase price was $438 of legal, audit and other acquisition-related expenses that were incurred in connection with the acquisition. We funded the purchase price and associated transaction costs through a combination of existing cash balances and outside bank financing.

        The acquisition has been accounted for according to the purchase method of accounting, and, accordingly, the consolidated statements of operations include the results of Telic since the date of the

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 2—Acquisitions (Continued)

acquisition. The assets acquired and the liabilities assumed were recognized at their estimated fair values within our Optical Systems Group.

Fair value:
Assets acquired	$3,084
Liabilities assumed	(274)
Customer relationship intangible asset	2,200
Goodwill	9,413

Purchase price	14,423
Less: cash acquired	(695)

Net cash paid	$13,728

        Goodwill acquired through the purchase of Telic is deductible for income tax purposes.

        Unaudited pro forma results of operations for the years ended December 31, 2004 and 2003, as if Axsys had purchased Telic as of the beginning of each year, are presented below. The pro forma results include estimates and assumptions, which we believe are reasonable. However, the pro forma results do not include any cost savings or other effects of the planned integration of Telic, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future.

	As Originally Reported 2004	Pro Forma 2004	As Originally Reported 2003	Pro Forma 2003
Net sales	$103,530	$105,289	$85,109	$94,998
Net income	8,664	9,183	4,998	7,999
Earnings per common share:
Basic	$1.23	$1.31	$0.72	$1.14
Diluted	$1.19	$1.26	$0.71	$1.13

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 3—Balance Sheet Information

        The details of certain balance sheet accounts are as follows:

	2004	2003
Inventories
Raw materials	$6,431	$5,050
Work-in-process	18,371	14,662
Finished goods	9,888	8,991

Gross inventories	34,690	28,703
Less reserve	(4,992)	(3,917)

Inventories, net	$29,698	$24,786

	2004	2003
Property, plant and equipment:
Land	$291	$291
Buildings and improvements	5,653	4,374
Machinery and equipment	25,437	22,373

Property, plant and equipment	31,381	27,038
Less accumulated depreciation and amortization	(18,044)	(15,723)

Property, plant and equipment, net	$13,337	$11,315

	2004	2003
Accrued expenses and other current liabilities:
Compensation and related benefits	$4,548	$3,083
Income taxes	970	1,053
Liabilities of discontinued operations	922	1,301
Warranty	750	633
Professional fees	392	574
Stock redemption	291	426
Other	1,640	1,100

Total accrued expenses and other current liabilities	$9,513	$8,170

	2004	2003
Other long-term liabilities:
Deferred income taxes	$1,656	$1,504
Loss contract reserve	1,595	1,781
Defined benefit pension and health insurance	649	812
Liabilities of discontinued operations	405	366
Workers' compensation	199	535
Other	200	2

Total other long-term liabilities	$4,704	$5,000

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 4—Intangible Assets

        As part of the acquisition of Telic, we recognized an intangible asset of $2,200 representing the value of customer relationships. Amortization of this intangible asset is determined using the straight-line method of amortization over 22 years. Amortization expense of $74 in 2004 was included in selling, general and administrative expenses. There was no amortization expense in 2003 or 2002. Amortization expense for each of the next five years is expected to be $100.

Note 5—Capital Lease Obligations

	2004	2003
Capital lease obligations	$518	$991
Less current portion	(368)	(423)

	$150	$568

        At December 31, 2004 the cost of assets under capital leases was $1,521 with accumulated depreciation of $544 and at December 31, 2003 was $1,703 with accumulated depreciation of $401.

        Minimum annual lease payments, including interest, on capital leases are $387 in 2005, and $153 in 2006. All capital lease obligations mature by the end of 2006.

Note 6—Long-term Debt

        On April 8, 2004, in connection with the acquisition of Telic, we entered into an unsecured Credit Facility ("Credit Facility") with Bank of America ("Bank"). The Credit Facility is comprised of a $5,000 two-year Revolving Credit Facility ("Revolving Credit Facility") and a $5,000 five-year Term Loan facility ("Term Loan"). Repayments of amounts under the Credit Facility are guaranteed by all of our subsidiaries.

        The Credit Facility requires that we maintain certain minimum financial covenants, restricts our ability to incur secured indebtedness, and contains various customary provisions, including affirmative covenants, representations and warranties and events of default. As of December 31, 2004, we were in compliance with the covenants and other terms thereof.

        Revolving Credit Facility:    The $5,000 Revolving Credit Facility is available through April 8, 2006, subject to optional prepayment in accordance with its terms. Up to $1,000 of the Revolving Credit Facility may be utilized to issue letters of credit. We may elect to have any borrowing under the Revolving Credit Facility bear interest either at the Bank's prime rate or the 1-month LIBOR rate plus a margin of 100 to 150 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio, as defined. At December 31, 2004, there were no borrowings outstanding under the $5,000 Revolving Credit Facility. However, as of December 31, 2004, $680 of the Revolving Credit Facility was utilized for outstanding letters of credit.

        Subject to the terms of the Revolving Credit Facility, we can borrow up to a maximum of $5,000. We are required to pay certain fees, including an unused commitment fee ranging from 20 to 40 basis points per annum on the average daily-unused portion of the Revolving Credit Facility. The unused

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 6—Long-term Debt (Continued)

commitment fee, which will vary depending on our consolidated funded debt-to-consolidated EBITDA ratio, as defined, is payable quarterly, in arrears.

        Term Loan:    The Term Loan is scheduled to mature on April 8, 2009, subject to optional prepayment in accordance with its terms, with annual principal payments totaling $1,000. The Term Loan bears interest at a rate per annum equal to the 1-month LIBOR rate plus a margin of 100 to 150 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio, as defined. The interest rate on the term loan was 3.06% as of December 31, 2004. We paid a $40 commitment fee for the Term Loan. As of December 31, 2004, the balance of the Term Loan was $4,333.

        Interest Rate Swap:    On April 8, 2004, we entered into an interest rate swap agreement with the Bank to hedge interest rate fluctuations on the Term Loan. The interest rate swap has been designated as a cash flow hedge. Under the terms of the interest rate swap, we receive payments based on the 1-month LIBOR rate and make payments based upon a fixed rate of 3.2%. The notional amount of the interest rate swap at inception was $5,000 and it expires on April 8, 2009. The notional amount decreases as principal payments are made on the term loan.

Note 7—Restructuring and Special Charges

        Fiscal Year 2004:    During 2004, we reversed a warranty reserve of $50 related to the product lines at the former Santa Barbara, California facility, which were either sold or discontinued, as no longer required.

  Fiscal Year 2002:

        Relocation of OEM Product Lines:    During 2002, we closed our Santa Barbara, California facility and relocated various commercial product lines to Rochester Hills, Michigan. The total cost of $1,053 associated with the relocation and facility closure included a charge of $436 for thirty terminated employees and a charge of $123 for the disposal of excess furniture and fixtures. A charge of $136 was incurred as a result of the write-off of certain inventory related to the termination of certain minor product lines. Other costs of $358 associated with the relocation included costs for the equipment relocation, employee training and recruitment and facility upgrades in Michigan, which were expensed as incurred.

        Sale of Teletrac, Inc:    On April 5, 2002, we sold all of the stock of the Teletrac, Inc. ("Teletrac") subsidiary to Storage Test Solutions ("5TS") of Aurora, Colorado. In connection with the sale of Teletrac, we recognized a charge of $l,009 associated with asset write-downs, severance payments and legal expenses. This charge is recognized in restructuring and other special charges.

        Reorganization:    In March 2002, we announced the strategic realignment of our business. This plan resulted in a restructuring charge of $178, net of tax of $108 for the termination of three salaried employees in the former Automation Group, which has been included in the loss from discontinued operations. In addition, as part of the segment reorganization, we incurred a charge of $286 for the termination of the Chief Operating Officer, which is included in restructuring and other special charges.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 7—Restructuring and Special Charges (Continued)

        During 2002, we recognized the following amounts as restructuring and special charges in the Consolidated Statement of Operations related to the 2002 restructuring and special charge:

	Cost of Sales	Selling, General and Administrative Expense	Restructuring Charge	Total
Relocation of product lines	$136	$358	$559	$1,053
Sale of Teletrac	—	—	1,009	1,009
Segment reorganization	—	—	286	286

Total	$136	$358	$1,854	$2,348

        Through December 31, 2003, we had expended all cash costs in connection with the 2002 restructuring and special charges. The following table shows the balance sheet activity for the restructuring accrual through December 31, 2004 in conjunction with the 2002 restructuring activities:

Restructuring Accrual
2002 Charges	$1,854
2002 Activity	(1,734)
2003 Activity	(70)
2004 Activity	(50)

Balance at December 31, 2004	$—

Note 8—Environmental Contingencies

        We are currently involved in several environmental remediation projects. We accrue for environmental contingencies on an undiscounted basis when responsibility for clean up is determined and costs, including legal fees, are probable and can be reasonably estimated.

        Pursuant to a remediation plan approved by the Ohio Environmental Protection Agency ("Ohio EPA") in 1993, we investigated soils and groundwater at a formerly owned site, and have conducted certain remediation work at this site including soil removal. We have incurred costs of $118 in 2004 and approximately $916 to date. We anticipate remediation costs for this site to continue through 2009, including estimated expenditures of $64 in 2005.

        During 1999, we sold the land and building of a previously discontinued division in St. Petersburg, Florida. We conducted investigations of soil and groundwater at the former facility and received approval of the remediation action plan from the Florida Department of Environmental Protection. The remediation system was installed in 2003, and clean up of the site is still in progress. In 2004, we spent $43 on the clean up of this facility and have incurred approximately $685 to date. We anticipate remediation costs for this site to continue through 2007, including estimated expenditures of $56 in 2005.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 8—Environmental Contingencies (Continued)

        In December 2001, we received a letter from the United States Environmental Protection Agency ("EPA") notifying us that we are considered a potentially responsible party for a site located in Prospect, Connecticut, where our former subsidiary operated a screw machine shop from 1961 to 1978, and demanding that we reimburse the EPA for its costs incurred in connection with a time-critical removal action taken by the EPA at the site in 2001. The former subsidiary was merged with Axsys in 1979. In April 2004, the EPA notified us that the total amount of such costs is approximately $650, including indirect costs and interest. At a meeting with the EPA in April 2004, we advised the EPA of our position that we are not responsible for these costs or the contamination at the site. We have had subsequent communications with the EPA concerning our respective positions, and the EPA advised us that they were not prepared to proceed with settlement discussions until they had conducted a further investigation of the activities of our former subsidiary at the site. In July 2004, the EPA served us with a 104 (e) letter requesting detailed information concerning the activities of our former subsidiary at the site. We responded to the 104(e) letter on January 17, 2005. The EPA has designated no other potentially responsible parties. During 2004, we recognized a charge of $32, net of tax of $18 in discontinued operations, for additional legal expenses related to this site. During 2004, we paid $121 in legal fees and we have incurred approximately $328 to date in legal fees.

        During 2004, we recognized a charge of $42, net of tax of $23 related to our share of the settlement of an environmental claim concerning a previously discontinued operation.

        As of December 2004, we have an accrual of $711 for future costs related to these sites. These estimates have been developed in consultation with outside environmental and legal consultants handling these matters and are based upon an analysis of the anticipated remediation plans. We do not anticipate these matters will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions.

Note 9—Litigation

        During 2004, we were named as a co-defendant in the case Parker, et al v. Brush Wellman, Inc. et al., a punitive class action lawsuit brought by a group of named plaintiffs who are employees, former employees, or family members of employees and former employees, of Lockheed Martin Corporation ("Lockheed"). The plaintiffs claim that they have suffered personal injuries or are at an increased risk of developing personal injuries as a result of exposure to beryllium-containing materials used at Lockheed's facility. The plaintiffs purport to represent a class of persons whom they claim are similarly situated. The defendants include Lockheed and various other companies, including Axsys, who are alleged to have supplied beryllium-containing materials used at the facility. The case is currently pending in the United States District Court for the Northern District of Georgia. We have filed a motion to dismiss based on a lack of personal jurisdiction.

        Because the case is in its preliminary stages and no meaningful, substantive discovery has been performed, it is premature for us, along with our attorneys, to attempt to evaluate likely outcomes of the case. During 2004, we spent $56 in legal costs and as of December 31, 2004 we had $24 accrued for future legal expenses.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 9—Litigation (Continued)

        During 2004, we settled an action, which was filed in the Court of Chancery in the State of Delaware on May 30, 1997, against Axsys and three of the directors on behalf of a purported class of persons who purchased our preferred stock. The plaintiff challenged our decision to redeem all of our outstanding shares of the preferred stock. The plaintiff claimed that the defendants (1) breached fiduciary duties in setting the redemption price too low and unfairly seeking to advantage holders of common stock and (2) breached contractual duties as set forth in the Certificate of Designation governing the preferred stock, as well as an implied covenant of good faith and fair dealing. We paid $201 to settle this claim and reflected the charge as a reduction to paid-in-capital in 2003.

Note 10—Shareholders' Equity

        Stock Repurchase:    During 2004, our Board of Directors authorized the repurchase, from time to time, on the open market or otherwise, of up to 200,000 shares of the Axsys common stock at prevailing market prices or at negotiated prices. We plan to use the repurchased shares for general corporate purposes, including the satisfaction of commitments under our employee benefit plans and the exercise of stock option grants. As of December 31, 2004, we repurchased 12 shares under this authorization.

        Stock Split:    The Board of Directors declared on June 1, 2004, a 3:2 stock split to be effected as a stock dividend payable on June 30, 2004 to stockholders of record on June 15, 2004. Stockholders received a dividend of one additional share of Axsys $0.01 par value common stock for every two shares owned on the record date. Fractional shares were not issued; rather cash payments were made to shareholders in lieu of fractional shares on June 30, 2004. The cash paid for fractional shares was de minimus.

        In conjunction with the stock split, we issued an additional 2,395,578 shares resulting in a total of 7,186,734 issued shares of Axsys $0.01 par value stock on June 30, 2004. We reclassified an amount equal to the par value of the number of shares issued to common stock from retained earnings. All share information, including the basic and diluted weighted-average number of shares and net income per share information, for all reporting periods have been restated retroactively to reflect the effects of the stock split.

        Paid in Capital:    During 2004, we recognized $242 of compensation expense related to the modification of certain existing stock options pursuant to the terms of a severance arrangement.

        Treasury Stock:    We use treasury stock shares for general corporate purposes, including the satisfaction of commitments under the employee benefit plans and the exercise of stock options. During 2004, we received 11,902 shares of Axsys $0.01 par value common stock as payment in lieu of cash for the exercise of incentive stock options.

        During 2002, we sold our wholly owned subsidiary Automation Engineering, Inc. ("AEI") to an investor group who individually owned shares of Axsys common stock. As a group, the investors owned 9.2% of Axsys common stock prior to the sale of AEI, with individual ownership ranging from 1.8% to 4.6%. The sales price included both cash and a return of 77,784 shares of Axsys stock. The common

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 10—Shareholders' Equity (Continued)

stock was valued at $4.58 per share, which represented the average of the mean of the bid and ask price of the common stock at the close of trading on the Nasdaq Stock Market for the trading days immediately preceding the closing date.

        Changes in treasury stock were as follows:

Number of shares	Shares	Amount
Balance at December 31, 2001	145,314	$1,041
Shares received from sale of business	77,784	356
Contribution to the 401(k) plan	(14,616)	(104)

Balance at December 31, 2002	208,482	1,293
Exercise of stock options	(900)	(5)
Contribution to the 401(k) plan	(8,552)	(53)

Balance at December 31, 2003	199,030	1,235
Exercise of stock options, net	(64,108)	(322)
Contribution to the 401(k) plan	(4,718)	(30)
Repurchase of stock	12	—

Balance at December 31, 2004	130,216	$883

Common Stock:

        Shares of common stock authorized and issued were 7,186,734 shares at the end of 2004, 2003 and 2002.

Note 11—Supplemental Cash Flow Information

        Supplemental cash flow information from continuing operations for the years ended December 31, 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Cash received/(paid) during the year for:
Interest paid	$(177)	$(108)	$(149)
Interest received	99	118	181
Income tax payments	(1,558)	(429)	(383)
Income tax refunds	566	1,522	3,478
Non-cash investing activities:
Equipment acquired under capital leases	—	—	905
Stock proceeds from sale of AEI	—	—	356

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 12—Income Taxes

        The income tax (benefit) provision from continuing operations consists of:

	2004	2003	2002
Current income taxes:
U.S. Federal	$1,097	$—	$(1,595)
State and local	376	236	300

	1,473	236	(1,295)

Deferred income taxes:
U.S. Federal	(1,216)	(195)	3,910
State and local	(265)	195	354

	(1,481)	—	4,264

Total income tax (benefit) provision:	$(8)	$236	$2,969

        The current and deferred federal and state income taxes reflect the creation of a valuation allowance in 2002 and the utilization of the valuation allowance in 2003 and 2004.

        The difference between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle is as follows:

	2004	2003	2002
Federal statutory rate	35%	35%	35%
Computed expected income tax provision (benefit)	$3,203	$1,832	$(16)
Increase (decrease) in income taxes resulting from:
Net change in valuation allowance	(3,236)	(1,395)	4,631
State and local taxes, net of federal tax benefit	355	348	91
Tax benefit of credits and net operating losses	—	(434)	—
Net alternative minimum tax activity	—	245	—
Tax basis adjustment—sale of subsidiary	—	—	(1,434)
Adjustment to tax accrual	(345)	(318)	(300)
Other	15	(42)	(3)

Actual tax (benefit) provision:	$(8)	$236	$2,969

        At December 31, 2004, we had credit carryforwards of approximately $403, which expire at various times between 2018 and 2022. In accordance with the SFAS No. 109, we recognized a valuation allowance during 2002 in the amount of $4,631 to offset a portion of the recognized deferred income tax asset. During 2003 and 2004, the valuation allowance was reduced by $1,395 and $3,236, respectively as deferred income tax assets were realized and since, as of December 31, 2004, it is more likely than not that the net deferred income tax assets will be realized in the future.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 12—Income Taxes (Continued)

        Deferred income taxes reflect the net federal and state tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        Significant components of deferred income taxes are as follows:

	December 31,
	2004	2003
Deferred income tax assets:
Inventories	$2,361	$2,193
Tax credit carry-forward	403	1,144
Net operating loss carry-forward	—	310
Loss contract reserve	720	809
Exit costs of discontinued operations	318	316
Sensor systems accruals	134	170
Note receivable—STS	—	332
Allowance for doubtful accounts	254	255
Pension accruals	296	383
Warranty reserves	193	161
Other, net	124	67

Total deferred income tax asset	4,803	6,140
Valuation allowance	—	(3,236)

Net deferred income tax asset	$4,803	$2,904

Long-term deferred income tax liabilities:
Property, plant and equipment	$(1,464)	$(1,504)
Intangibles	(192)	—

Net long-term deferred income tax liabilities	$(1,656)	$(1,504)

Note 13—Pension Arrangements

        As of December 31, 2004, we had one pension plan for which benefits and participation have been frozen. Pension benefits under this plan are generally based upon years of service and compensation. The plan is an unfunded plan with an annual payout of approximately $105 until such time as the sole participant becomes ineligible.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 13—Pension Arrangements (Continued)

        During 2004, we terminated and liquidated a fully-funded pension plan. The net distribution from this plan was in excess of $900. The following table summarizes the components of net periodic pension cost for the defined benefit plans:

	Years Ended December 31,
	2004	2003	2002
Interest cost on projected benefit obligation	$51	$92	$86
Expected return on plan assets	(27)	(44)	(54)
Recognized net actuarial loss	60	53	43
Effect of special events	—	—	(48)

Total pension expense	$84	$101	$27

        Assumptions used in accounting for the defined benefit plans as of the plans' measurement dates were:

	December 31,
	2004	2003
Weighted-average assumption used to determine benefit obligation at:
Weighted-average discount rate	5.75%	5.75%
	December 31,
	2004	2003
Weighted-average assumptions used to determine net periodic benefit costs for years ending:
Discount rate	5.75%	5.75%
Expected long-term return on plan assets	6.00%	6.00%

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 13—Pension Arrangements (Continued)

        The following table sets forth the change in benefit obligation, change in plan assets and the funded status recognized in the Consolidated Balance Sheets for our defined benefit pension plans:

	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$1,385	$1,186
Interest cost	51	92
Actuarial loss	26	211
Benefits/settlements paid	(1,012)	(104)

Benefit obligation at end of year	450	1,385

Change in plan assets:
Fair value of plan assets at beginning of year	906	837
Actual return	12	28
Employer contribution	104	145
Benefits/settlements paid	(1,012)	(104)

Fair value of plan assets at end of year	10	906

Funded status	440	479
Unrecognized net actuarial loss	—	(27)

Accrued benefit costs at December 31	$440	$452

        Unrecognized net gains and losses are amortized over the average future service lives of participants. Asset management objectives include maintaining an adequate level of diversification and providing adequate liquidity to meet immediate and future benefit payment requirements. Plan assets for the fully funded plan were invested in a managed portfolio consisting primarily of equity securities, real estate and bonds.

        The asset allocation of pension benefit plans at December 31 was:

Asset Category	2004	2003
Money market account	$—	$194
Debt securities	—	178
Real estate	—	176
Government securities	—	170
Other	10	188

Total	$10	$906

        We also sponsor a 401(k) plan under which eligible employees may elect to contribute a percentage of their earnings. We match employee contributions to this plan in amounts ranging from 3% to 5% of the employees' gross earnings. Our matching contributions, were $918 in 2004, $719 in 2003, and $720 in 2002 of which a portion was provided in Axsys stock.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 14—Stock Options

        In 1991, our shareholders approved our Long-term Stock Incentive Plan (the "Plan"). Shareholders approved amendments to and restatement of the Plan in May 2000 and May 2001, which, among other things, increased the number of shares of common stock authorized for issuance under the Plan by 300,000 each year. As of December 31, 2004, the total number of shares of common stock authorized for issuance under the Plan was 1,200,000 shares, of which 212,760 shares of common stock remain available for grant under the Plan. The Compensation Committee of the Board of Directors (the "Committee") administers the Plan. The Committee selects participants from among those executives and other employees of Axsys and the subsidiaries who materially contribute to the success of our Company and determines the amounts, times, forms, terms and conditions of grants. Grants may be in the form of options to purchase shares of common stock, stock appreciation rights, restricted stock and performance units (collectively, "Stock Incentives"). Generally, each grant vests 20 percent per year for five years, is exercisable upon vesting and expires in ten years.

        During 2004, we modified the stock option grants of a former officer, which resulted in compensation expense of $242. A summary of all outstanding stock options is presented in the table below:

	Stock Options	Weighted- average Exercise Price
Outstanding at December 31, 2002	775,103	$9.93
Granted	194,497	5.67
Forfeited/cancelled	(277,013)	(10.34)
Exercised	(900)	(4.46)

Outstanding at December 31, 2003	691,687	$8.54

Granted	210,278	$11.36
Forfeited/cancelled	(14,850)	(10.47)
Exercised	(76,009)	(7.17)

Outstanding at December 31, 2004	811,106	$9.36

Exercisable at December 31, 2004	302,619	$11.29

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 14—Stock Options (Continued)

        The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted- average Remaining Life	Weighted- average Exercise Price	Number of Options	Weighted- average Exercise Price
$2.72 to $5.43	220,200	7.5	$4.66	51,300	$4.62
$5.44 to $8.15	197,035	6.6	6.89	82,500	7.18
$8.16 to $10.87	144,750	7.5	9.94	33,000	9.86
$10.88 to $13.58	90,646	4.4	11.94	37,944	12.43
$13.59 to $16.30	56,250	9.5	14.29	600	14.75
$16.31 to $19.02	90,975	2.0	17.72	88,275	17.74
$19.03 to $24.45	11,250	5.8	24.00	9,000	24.00

$2.72 to $24.45	811,106	6.4	$9.36	302,619	$11.29

Note 15—Commitments and Contingencies

        Future minimum payments under non-cancelable operating leases (exclusive of property expenses and net of sublease rental income), as of December 31, 2004, are as follows:

2005	$1,548
2006	1,282
2007	1,186
2008	1,102
2009 and thereafter	1,230

$6,348

        Rent expense under such leases, net of sublease rental income, amounted to $1,598 in 2004, $1,400 in 2003 and $1,517 in 2002. We anticipate receiving an aggregate of $6 in future sublease rental income. As of December 31, 2004, we were contingently liable for $680 under outstanding letters of credit. We have issued letters of credit for certain business transactions including insurance programs and building lease security deposits.

        In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect our financial position or annual results of operations.

Note 16—Discontinued Operations

        During 2004, we recognized a charge of $74, net of tax of $41, related to legal and consulting expenses related to environmental clean up sites. (See Note 8 of the Consolidated Financial Statements.) In 2004, we also recognized an additional loss reserve in relation to the 2002 sale of the Automation Group. The charge of $421, net of tax $226, represents rental expenses for two facilities.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 16—Discontinued Operations (Continued)

        During 2002, we sold the Automation Group, which consisted of two manufacturing facilities, one in Pittsburgh, Pennsylvania and the other in Wilmington, Massachusetts. In conjunction with the sale of the Automation Group, we recognized, in 2002, a loss from discontinued operations of $1,709, net of taxes of $1,029. This loss included a charge of $729 for the impairment of assets and $980 of closing related expenses. The operating loss from discontinued operations for 2002 was $2,692, net of taxes of $1,638. Revenues from the Automation Group were $1,177 in 2002.

        The loss from discontinued operations, net of tax, recognized in the Consolidated Statements of Operations includes the following:

	2004	2003	2002
Automation Group—operating loss	$(421)	$—	$(2,692)
Automation Group—loss on sale	—	—	(1,709)
Environmental charges for previously divested business	(74)	—	(203)
Reversal of unutilized reserves from a previously disposed of business	—	—	22

Loss from discontinued operations	$(495)	$—	$(4,582)

Note 17—Segment Data

        Our Company's continued growth led us to modify our segments in 2004. All of our engineering and manufacturing facilities are selling products and solutions into both the aerospace and defense and the commercial markets. In addition, we are developing more sophisticated solutions that draw from the diverse technical capabilities of all of our facilities. As a result of these operational changes, we combined our former Aerospace and Defense Group and our former Commercial Products Group into a single reporting segment, Optical Systems Group. This new segment structure incorporates all the facilities, engineers and staff contributing to our optics strategy and more accurately reflects the way we manage our business.

        The Optical Systems Group designs, manufactures and sells highly precise assemblies and components which are typically embedded in optical platforms for both government and commercial applications. Products can be grouped into four primary areas; precision metal optical products, infrared optical products, motion control products, and precision machined lightweight structures. However, customer requirements sometimes demand an optical solution that combines products from two or three of these areas into a sophisticated optical system. The Optical Systems Group has design and manufacturing facilities and each facility is identified as a reporting unit as follows: Motion Control Products in San Diego, California, Precision Machined Products in Cullman, Alabama, Imaging Systems in Rochester Hills, Michigan and IR Systems in North Billerica, Massachusetts.

        The Distributed Products Group distributes precision ball bearings, spherical plain bearings and bushings, acquired from various domestic and international sources, to original equipment manufacturers and maintenance repair organizations. The bearings and bushings are used in a variety of industrial automation and commercial markets. Additionally, the Distributed Products Group designs, manufacturers and sells mechanical-bearing subassemblies for a variety of customers. The Distributed Products group is comprised of the reporting unit AST Bearings Division located in Montville, New Jersey, with a satellite distribution center in Irvine, California.

        Segment information for all prior periods has been restated to reflect the new operating segments.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 17—Segment Data (Continued)

        The following tables present financial data for each segment:

	2004	2003	2002
Net sales from continuing operations:
Optical Systems Group	$78,189	$63,246	$59,438
Distributed Products Group	25,341	21,863	20,148

Total sales	$103,530	$85,109	$79,586

Income (loss) from continuing operations before income taxes and cumulative change in accounting principles:
Optical Systems Group	$11,063	$7,063	$5,052
Distributed Products Group	2,566	1,900	1,211
Non-allocated expenses	(4,478)	$(3,729)	(6,308)

Income (loss) from continuing operations before income taxes and cumulative change in accounting principle	$9,151	$5,234	$(45)

Capital expenditures of continuing operations:
Optical Systems Group	$4,062	$2,908	$1,227
Distributed Products Group	149	103	124
Corporate	28	16	29

Total capital expenditures	$4,239	$3,027	$1,380

Depreciation and amortization of continuing operations:
Optical Systems Group	$2,251	$2,422	$2,150
Distributed Products Group	154	219	223
Corporate	269	279	290

Total depreciation	2,674	2,920	2,663
Amortization of intangibles	73	—	—

Total depreciation and amortization	$2,747	$2,920	$2,663

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 17—Segment Data (Continued)

	December 31,
	2004	2003
Identifiable assets:
Optical Systems Group	$61,552	$37,566
Distributed Products Group	12,787	12,366
Non-allocated assets	11,476	16,913

Total assets	$85,815	$66,845

Goodwill:
Optical System Group	$11,573	$2,160
Distributed Products Group	1,440	1,440

Total goodwill	$13,013	$3,600

        Included in non-allocated expenses are general corporate expense, interest expense, and other income and expense. Identifiable assets by segment consist of those assets that are used in the segments' operations. Non-allocated assets are comprised primarily of short-term investments, cash and cash equivalents, corporate assets and net deferred income tax assets.

        The following table presents the non-allocated identifiable assets:

	December 31,
	2004	2003
Non-allocated assets:
Cash and cash equivalents	$6,000	$5,197
Income taxes—deferred and current	3,553	2,203
Long-term deferred income tax asset	1,250	1,264
Short-term investments	—	6,983
Other corporate assets	673	1,266

Total assets	$11,476	$16,913

        The table below presents sales from continuing operations to specific geographic regions. Substantially all of our assets are located within the United States.

	Years Ended December 31,
	2004	2003	2002
United States	$91,069	$73,051	$65,179
Europe	8,672	8,991	10,951
Other foreign	3,789	3,067	3,456

Total sales	$103,530	$85,109	$79,586

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 17—Segment Data (Continued)

        Sales activity with one customer, Raytheon, represented 25% in 2004 and 21% in 2003 of our net sales within the Optical Systems Group. During 2002, we did not have a concentration of sales with any one customer.

        Within our Optical Systems Group, we had aggregate sales, both military and non-military, directly to the U.S. government, including its agencies and departments, of $2,367 in 2004, $3,397 in 2003 and $4,570 in 2002. In addition, sales of $47,574 in 2004, $36,633 in 2003 and $32,356 in 2002 were derived from subcontracts with U.S. government contractors. The majority of these contracts are subject to termination at the convenience of the U.S. government, and certain contracts are also subject to renegotiation. Currently, we are not aware of any proposed termination or renegotiation of such contracts that would have a material adverse effect on our business.

        The raw materials and components that we purchase are generally available from multiple suppliers. However, beryllium, a material we use extensively within our Optical Systems Group, is only available from Brush Wellman, Inc. ("Brush Wellman"), the sole U.S. supplier. Historically, we have had an excellent relationship with Brush Wellman and have not encountered problems in obtaining our supply requirements. However, the partial or complete loss of Brush Wellman as a supplier of beryllium, or production shortfalls or interruptions that otherwise impair the supply of beryllium, would have a material adverse effect on our business, financial condition and results of operations. If such conditions were to occur, it is uncertain whether alternative sources could be developed. We paid Brush Wellman $9,660 in 2004, $5,855 in 2003 and $12,462 in 2002.

        In addition, within our Distributed Products Group, we purchase a substantial amount of ball bearings that we distribute from two foreign suppliers. While we believe that we could obtain alternate sources of supply, any interruption in the flow of products from these suppliers, or significant increases in the cost of these products, could have an adverse effect on our business, financial condition and results of operations. We paid these two suppliers $6,406 in 2004, $5,438 in 2003 and $3,114 in 2002.

AXSYS TECHNOLOGIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share data)

December 31, 2004

Note 18—Selected Quarterly Financial Data

        Selected quarterly financial data for the years ended December 31, 2004 and 2003 is summarized as follows (in thousands, except per share data):

	Quarters Ended (Unaudited)
	March 2004	June 2004	September 2004	December 2004
Statement of Operations Data:
Net sales	$23,406	$25,729	$26,356	$28,039
Gross profit	6,781	7,821	7,949	8,105
Income from continuing operations before cumulative effect of change in accounting principle	1,613	1,975	1,927	3,644
Net income	1,613	1,975	1,927	3,149
Diluted net income per share from continuing operations	$0.23	$0.27	$0.27	$0.49
Diluted net income per share	$0.23	$0.27	$0.27	$0.43
Diluted weighted-average common shares outstanding	7,117	7,224	7,241	7,408
	Quarters Ended (Unaudited)
	March 2003	June 2003	September 2003	December 2003
Statement of Operations Data:
Net sales	$20,373	$21,693	$21,203	$21,840
Gross profit	5,447	5,986	5,714	5,926
Income from continuing operations before cumulative effect of change in accounting principle	874	1,436	1,225	1,463
Net income	874	1,436	1,225	1,463
Diluted net income per share from continuing operations	$0.12	$0.20	$0.17	$0.20
Diluted net income per share	$0.12	$0.20	$0.17	$0.20
Diluted weighted-average common shares outstanding	7,004	7,040	7,103	7,156

AXSYS TECHNOLOGIES, INC.

Consolidated Balance Sheets

(Dollars in thousands, except share and per share data)

	July 2, 2005 (Unaudited)	December 31, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,531	$6,000
Accounts receivable—net	17,910	15,715
Inventories—net	37,612	29,698
Deferred income taxes	3,250	3,553
Other current assets	2,215	1,020

TOTAL CURRENT ASSETS	63,518	55,986
PROPERTY, PLANT AND EQUIPMENT—net	15,108	13,337
AMORTIZABLE INTANGIBLE ASSET—net	11,048	2,127
GOODWILL	57,549	13,013
OTHER ASSETS	1,405	1,352

TOTAL ASSETS	$148,628	$85,815

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$7,818	$6,459
Accrued expenses and other liabilities	15,815	9,513
Deferred income	8,981	7,195
Current portion of long-term capital lease obligations	—	368
Current portion of long-term debt	5,000	1,000

TOTAL CURRENT LIABILITIES	37,614	24,535
CAPITAL LEASES, less current portion	—	150
LONG-TERM DEBT, less current portion	50,000	3,333
OTHER LONG-TERM LIABILITIES	4,298	4,704
SHAREHOLDERS' EQUITY:
Common stock, authorized 30,000,000 shares, issued 7,186,734 shares at July 2, 2005 and December 31, 2004	72	72
Capital in excess of par	39,954	39,612
Accumulated other comprehensive loss	(224)	(97)
Retained earnings	17,548	14,389
Treasury stock, at cost, 87,468 shares at July 2, 2005 and 130,216 at December 31, 2004	(634)	(883)

TOTAL SHAREHOLDERS' EQUITY	56,716	53,093

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$148,628	$85,815

See accompanying notes to consolidated financial statements.

AXSYS TECHNOLOGIES, INC.

Consolidated Statements of Operations

(Dollars in thousands, except share and per share data—Unaudited)

	For the Three Months Ended		For the Six Months Ended
	July 2, 2005	July 3, 2004	July 2, 2005	July 3, 2004
Net sales	$33,384	$25,729	$62,032	$49,135
Cost of sales	23,050	17,908	43,242	34,533

Gross profit	10,334	7,821	18,790	14,602
Selling, general and administrative expenses	5,946	4,868	11,046	9,266
Research, development and engineering expenses	1,044	726	1,788	1,303
Write-off of restructuring accrual	—	(50)	—	(50)

Operating income	3,344	2,277	5,956	4,083
Interest expense	(706)	(76)	(773)	(108)
Interest income	34	9	76	34
Other income (expense) net	51	(15)	36	(22)

Income from continuing operations before income taxes	2,723	2,195	5,295	3,987
Provision for income taxes	1,021	220	1,986	399

Income from continuing operations	1,702	1,975	3,309	3,588
Loss from discontinued operations, net of tax	(150)	—	(150)	—

Net income	$1,552	$1,975	$3,159	$3,588

BASIC EARNINGS (LOSS) PER SHARE:
Continuing operations	$0.24	$0.28	$0.47	$0.51
Discontinued operations	(0.02)	—	(0.02)	—

Total	$0.22	$0.28	$0.45	$0.51

Weighted average basic common shares outstanding	7,094,794	6,999,806	7,079,769	6,994,018
DILUTED EARNINGS (LOSS) PER SHARE:
Continuing operations	$0.23	$0.27	$0.44	$0.50
Discontinued operations	(0.02)	—	(0.02)	—

Total	$0.21	$0.27	$0.42	$0.50

Weighted average dilutive common shares outstanding	7,476,407	7,280,829	7,459,102	7,223,409

See accompanying notes to consolidated financial statements.

AXSYS TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

(Dollars in thousands—Unaudited)

	Six Months Ended
	July 2, 2005	July 3, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,159	$3,588
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,549	1,391
Amortization	227	24
Deferred income taxes	632	—
Stock contribution to 401(k) plan	33	28
Loss on disposal of capital assets	2	17
Write-off of restructuring accrual	—	(50)
Changes in operating assets and liabilities:
Accounts receivable	102	(2,153)
Inventories	(2,333)	(2,759)
Other current assets	(868)	124
Accounts payable	(265)	1,094
Accrued expenses and other liabilities	265	(621)
Deferred income	1,456	1,195
Long-term liabilities	(470)	(260)
Other—net	—	(70)

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,489	1,548

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, net	(1,296)	(1,899)
Acquisitions, net of cash acquired	(56,369)	(13,105)
Proceeds from sale of short-term investments	—	6,983

NET CASH USED IN INVESTING ACTIVITIES	(57,665)	(8,021)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of borrowings	(4,851)	(282)
Proceeds from long-term debt, net	55,000	4,833
Proceeds from the exercise of options	483	157
Distribution from preferred stock settlement fund	75	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	50,707	4,708

NET DECREASE IN CASH	(3,469)	(1,765)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,000	5,197

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,531	$3,432

Supplemental cash flow information
Cash (paid for) received from:
Interest paid	$(91)	$(61)
Interest received	86	44
Income tax payments	(2,018)	(799)

See accompanying notes to consolidated financial statements.

AXSYS TECHNOLOGIES, INC.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

For the Six Months Ended July 2, 2005 and July 3, 2004

(Dollars in thousands—Unaudited)

	Common Stock Amount	Capital in Excess of Par	Accumulated Other Comprehensive Gain/ (Loss)	Retained Earnings	Treasury Stock Amount	Total	Comprehensive Income
Balance at December 31, 2004	$72	$39,612	$(97)	$14,389	$(883)	$53,093
Net income	—	—	—	3,159	—	3,159	$3,159
Foreign exchange contract	—	—	121	—	—	121	121
Loss on interest rate swap			(248)			(248)	(248)

Total comprehensive income							$3,032

Distribution from preferred stock settlement fund	—	75	—	—	—	75
Exercise of stock options	—	246	—	—	237	483
Contribution to 401(k) plan	—	21	—	—	12	33

Balance at July 2, 2005	$72	$39,954	$(224)	$17,548	$(634)	$56,716

Balance at December 31, 2003	$72	$39,375	$(39)	$5,725	$(1,235)	$43,898
Net income	—	—	—	3,588	—	3,588	$3,588
Foreign exchange contract	—	—	22	—	—	22	22
Gain on interest rate swap	—	—	6	—	—	6	6

Total comprehensive income							$3,616

Exercise of stock options	—	47	—	—	111	158
Contribution to 401(k) plan	—	12	—	—	16	28
Escheatment of preferred stock		(69)	—	—	—	(69)

Balance at July 3, 2004	$72	$39,365	$(11)	$9,313	$(1,108)	$47,631

See accompanying notes to consolidated financial statements.

AXSYS TECHNOLOGIES, INC.

Notes to Interim Consolidated Financial Statements

(Dollars in thousands, except share and per share data—Unaudited)

Note 1—Basis of Presentation

        Axsys Technologies, Inc. ("Axsys" or "we") prepared the unaudited Consolidated Financial Statements as of and for the three months and six months ended July 2, 2005 and July 3, 2004. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for such periods have been made, and the interim accounting policies followed are in conformity with generally accepted accounting principles and are consistent with those applied for annual periods as described in Axsys' Annual Report on Form 10-K for the year ended December 31, 2004, previously filed with the Securities and Exchange Commission (the "Annual Report").

        Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted as permitted by the SEC. It is suggested that these consolidated financial statements be read in conjunction with the financial statements included in Axsys' Annual Report. The results of operations for the six months ended July 2, 2005 and July 3, 2004 are not necessarily indicative of the operating results for the full year.

        Basic earnings per share have been computed by dividing net income by the weighted average number of common shares outstanding. The dilutive effect of stock options on the weighted average number of common shares was 381,613 shares for the quarter and 379,333 shares for the six months ended July 2, 2005 compared to 281,023 shares for the quarter and 229,391 shares for the six months ended July 3, 2004. Diluted earnings per share excludes 128,250 potential shares of common stock for the three months ended July 2, 2005 and 91,277 potential shares of common stock for the six months ended July 2, 2005 related to our stock compensation plans because the option exercise price was greater than the average market price of our common stock for the period.

        The following table illustrates the effect on net income and income per share if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123:

	Three Months Ended		Six Months Ended
	July 2, 2005	July 3, 2004	July 2, 2005	July 3, 2004
Reported net income	$1,552	$1,975	$3,159	$3,588
Add: Stock-based compensation expense included in reported net income, net of related tax effect	—	—	—	—
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax effect	(127)	(186)	(253)	(372)

Pro forma net income	$1,425	$1,789	$2,906	$3,216

Pro forma basic earnings per share	$0.20	$0.26	$0.41	$0.46
Weighted average basic common shares outstanding	7,094,794	6,999,806	7,079,769	6,994,018
Pro forma diluted earnings per share	$0.19	$0.25	$0.39	$0.45
Weighted average diluted common shares outstanding	7,476,407	7,280,829	7,459,102	7,223,409

AXSYS TECHNOLOGIES, INC.

Notes to Interim Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share data—Unaudited)

Note 2—Acquisitions

        On May 2, 2005, Axsys acquired 100% of the stock of Diversified Optical Products, Inc. ("DiOP") for approximately $55,244 in cash plus $1,642 of legal, accounting and other acquisition-related costs. DiOP was a privately held manufacturer of high-end thermal surveillance camera systems and lenses.

        In addition to obtaining an established and skilled workforce, we expect that this acquisition will leverage our existing technologies and provide a new base of customers. DiOP's successes as a developer of long-range infrared surveillance camera systems for both homeland security and military markets complements are our existing infrared lens capabilities. These cameras are used for applications such as surveillance and reconnaissance, border patrol, perimeter security, and law enforcement. DiOP's technology and market position directly addresses our primary strategic goals of increasing the technical sophistication of our solution and leveraging our technical strengths to serve growth markets.

        In addition to camera systems, DiOP has strong capabilities and an impressive reputation in the design and development of infrared lenses for high-end military applications. These technical capabilities are quite similar to our existing infrared design and manufacturing skills. By combining these operations we will be able to better satisfy the growing demand for thermal imaging lenses, and simultaneously recognize operational efficiencies.

        The acquisition has been accounted for by the purchase method of accounting, and accordingly, the consolidated statements of income include the results of DiOP during the second quarter of 2005 from the date of acquisition. The assets acquired and the liabilities assumed were recorded at estimated fair values as determined by Axsys management and a valuation firm based on information currently available and on current assumptions as to future operations.

Fair value:
Cash	$2,009
Accounts receivable	2,297
Inventory, net	5,581
Other assets	2,292
Liabilities assumed	(8,979)
Amortizable intangible assets	9,150
Goodwill	44,536

Purchase price	56,886
Cash acquired	(2,009)
Debt repayment	2,309
Payment of officer loan	(142)
Accrued acquisition costs	(675)

Net cash paid during the second quarter of 2005	$56,369

        Goodwill acquired through the purchase of DiOP is deductible for income tax purposes.

AXSYS TECHNOLOGIES, INC.

Notes to Interim Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share data—Unaudited)

Note 2—Acquisitions (Continued)

        The results of DiOP's operations from the date of acquisition are included in our Optical Systems Group. Unaudited proforma results of operations for the three months and six months ended July 2, 2005 and July 3, 2004, as if Axsys and DiOP had been combined as January 1, 2004 are presented below. The pro forma results include estimates and assumptions, which our management believes are reasonable. However, the pro forma results do not include any cost savings or other effects of the planned integration of DiOP, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future.

	Three Months Ended July 2, 2005		Three Months Ended July 3, 2004
	As Filed	Pro Forma	As Filed	Pro Forma
Net sales:	$33,384	$34,911	$25,729	$31,030
Income from continuing operations	1,702	1,761	1,975	2,115
Net income	$1,552	$1,611	$1,975	$2,115
Earnings per common share:
Basic	$0.22	$0.23	$0.28	$0.30
Diluted	$0.21	$0.22	$0.27	$0.29
Weighted average common shares outstanding:
Basic	7,094,794	7,094,794	6,999,806	6,999,806
Diluted	7,476,407	7,476,407	7,280,829	7,280,829
	Six Months Ended July 2, 2005		Six Months Ended July 3, 2004
	As Filed	Pro Forma	As Filed	Pro Forma
Net sales:	$62,032	$69,449	$49,135	$58,436
Income from continuing operations	3,309	3,672	3,588	3,254
Net income	$3,159	$3,522	$3,588	$3,254
Earnings per common share:
Basic	$0.45	$0.50	$0.51	$0.47
Diluted	$0.42	$0.47	$0.50	$0.45
Weighted average common shares outstanding:
Basic	7,079,769	7,079,769	6,994,018	6,994,314
Diluted	7,459,102	7,459,102	7,223,409	7,223,705

AXSYS TECHNOLOGIES, INC.

Notes to Interim Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share data—Unaudited)

Note 3—Inventories—net

        Inventories, determined by lower of cost (first-in, first-out or average) or market, consist of:

	July 2, 2005	December 31, 2004
Raw materials	$10,719	$6,431
Work-in-process	20,182	18,371
Finished goods	11,572	9,888

Gross inventories	42,473	34,690
Less reserve	(4,861)	(4,992)

Net inventories	$37,612	$29,698

Note 4—Derivative Financial Instruments

        We use derivative instruments in the form of forward exchange contracts and interest rate swap agreements to manage certain foreign currency and interest rate exposures. We view derivative instruments as risk management tools, and we do not use them for trading or speculative purposes. Derivatives used for hedging purposes must be designated as an effective hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

        All derivative instruments are recorded in the balance sheet at fair value. Derivatives used to hedge forecasted cash flows associated with foreign currency sales and interest rate fluctuations are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recognized in accumulated other comprehensive income (loss) and in earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. At July 2, 2005, we had one forward exchange contract outstanding with a total loss position of $2 and an interest rate swap agreement with a total loss position of $222, both are included in our accrued liabilities.

        The table below presents the fair value of those derivative instruments:

	April 2, 2005	December 31, 2004
Forward exchange contracts	$(2)	$(123)
Interest rate swap agreement	(222)	26

Note 5—Segment Data

        Axsys classifies its businesses under two major groups, the Optical Systems Group and the Distributed Products Group.

        The Optical Systems Group designs, manufactures and sells highly precise assemblies and components that are typically embedded in optical platforms for both government and commercial applications. Products can be grouped into four primary areas: precision metal optical products;

AXSYS TECHNOLOGIES, INC.

Notes to Interim Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share data—Unaudited)

Note 5—Segment Data (Continued)

infrared optical products; motion control products; and precision machined lightweight structures. However, customer requirements sometimes demand an optical solution that combines products from two or three of these areas into a sophisticated optical system. The Optical Systems Group plans to continue focusing on growth markets that require highly precise optical and related motion control solutions. These markets include homeland security initiatives, unmanned vehicle applications, the national missile defense market, new weapons platforms, and performance commercial markets.

        The Distributed Products Group distributes precision ball bearings, spherical plain bearings and bushings, acquired from various domestic and international sources, to original equipment manufacturers and maintenance repair organizations. The bearings and bushings are used in a variety of industrial automation and commercial markets. Additionally, the Distributed Products Group designs, manufacturers and sells mechanical-bearing subassemblies for a variety of customers.

        The following tables present the operating results for each of Axsys' segments:

	Three Months Ended:		Six Months Ended:
	July 2, 2005	July 3, 2004	July 2, 2005	July 3, 2004
Net sales:
Optical Systems Group	$27,160	$19,282	$49,429	$36,495
Distributed Products Group	6,224	6,447	12,603	12,640

Total sales	$33,384	$25,729	$62,032	$49,135

Income before income taxes:
Optical Systems Group	$4,160	$2,679	$7,413	$4,932
Distributed Products Group	439	706	898	1,298
Non-allocated expenses	(1,876)	(1,190)	(3,016)	(2,243)

Total income before income taxes	$2,723	$2,195	$5,295	$3,987

        The following table presents the details of the non-allocated expenses:

	Three Months Ended:		Six Months Ended:
	July 2, 2005	July 3, 2004	July 2, 2005	July 3, 2004
Non-allocated expenses:
Corporate expenses	$(1,255)	$(1,108)	$(2,355)	$(2,147)
Interest expense	(706)	(76)	(773)	(108)
Interest income	34	9	76	34
Miscellaneous other (expense) income	51	(15)	36	(22)

Total non-allocated expenses	$(1,876)	$(1,190)	$(3,016)	$(2,243)

AXSYS TECHNOLOGIES, INC.

Notes to Interim Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share data—Unaudited)

Note 5—Segment Data (Continued)

        The following table presents the identifiable assets for each of Axsys' segments:

	July 2, 2005	December 31, 2004
Identifiable assets:
Optical Systems Group	$127,004	$61,552
Distributed Products Group	13,072	12,787
Non-allocated assets	8,552	11,476

Total identifiable sales	$148,628	$85,815

	July 2, 2005	December 31, 2004
Goodwill:
Optical Systems Group	$56,109	$11,573
Distributed Products Group	1,440	1,440

Total goodwill	$57,549	$13,013

        The following table presents the non-allocated identifiable assets:

	July 2, 2005	December 31, 2004
Non-allocated assets:
Cash and cash equivalents	$2,531	$6,000
Deferred income taxes, current	3,250	3,553
Deferred income taxes, long-term	985	1,250
Due from stockholders of DiOP	516	—
Prepaid insurance	426	565
Finance fees—DiOP acquisition	461	—
Miscellaneous other corporate assets	383	108

Total non-allocated assets	$8,552	$11,476

Note 6—Income Taxes

        The consolidated effective tax rate was 37.5% for the three months and six months ended July 2, 2005 compared to 10.0% in the comparable periods of 2004. During 2005, we recorded a tax expense of 34% for federal taxes and 3.5% for state taxes as compared to 6.0% for federal taxes and 4.0% for state taxes during 2004. The 2004 federal tax expense was reduced as a result of the reversal of the valuation allowance that had been established in 2002 in accordance with the SFAS No. 109. A valuation allowance was no longer required as it is more likely than not that the net deferred income tax assets will be realized in the future.

AXSYS TECHNOLOGIES, INC.

Notes to Interim Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share data—Unaudited)

Note 7—Warranty Accruals

        We provide warranties for certain of our products. Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims. The following table summarizes product warranty activity for the second quarter of 2005:

Balance at December 31, 2004	Provision, changes and other	Payments	Balance at April 2, 2005
$750	$270	$(238)	$782

Note 8—Environmental Contingencies

        In December 2001, we received a letter from the United States Environmental Protection Agency ("EPA") notifying us that we are considered a potentially responsible party for a site located in Prospect, Connecticut, where our former subsidiary operated a screw machine shop from 1961 to 1978, and demanding that we reimburse the EPA for its costs incurred in connection with a time-critical removal action taken by the EPA at the site in 2001. In April 2004, the EPA notified us that the total amount of such costs is approximately $650, including indirect costs and interest. We advised the EPA of our position that we are not responsible for these costs or the contamination at the site. In January 2005, we responded to a 104(e) letter from the EPA requesting additional information. We have settled the case in principle with the EPA for $175 plus accrued interest from the date the final agreement is signed until payment is made. We are actively pursuing partial reimbursement from our insurance carriers. However, we have not recorded a receivable from our insurance carriers due to the uncertainty of the reimbursement. For the six months ended July 2, 2005, we spent $70 in legal fees related to the Prospect site, and we have incurred a total of approximately $398 through July 2, 2005 in legal fees.

        During the second quarter of 2005, we recognized a charge of $150, net of tax of $90 in discontinued operations related to our share of the settlement of the Prospect, Connecticut environmental claim. In connection with the pending settlement with the EPA, we will have no further responsibility to the EPA as it relates to this site

Note 9—Long-Term Debt

        In connection with the acquisition of DiOP, we entered into a new Credit Facility ("Credit Facility") with an affiliate of Bank of America ("Bank"), on May 2, 2005. The Credit Facility is comprised of a $15,000 three-year Revolving Credit Facility ("Revolving Credit Facility"), a $20,000 five-year Term Loan Facility ("Term Loan A") and a $35,000 two-year Term Loan Facility ("Term Loan B"). Repayments of amounts borrowed under the Credit Facility are secured by a lien on all of our assets and the assets of our subsidiaries, including a pledge of the stock of all of our subsidiaries.

        The Credit Facility requires, among other things, that we maintain certain financial performance covenants, restricts our ability to incur additional indebtedness, and contains various customary provisions, including affirmative and negative covenants, representations and warranties and events of default.

AXSYS TECHNOLOGIES, INC.

Notes to Interim Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share data—Unaudited)

Note 9—Long-Term Debt (Continued)

        Revolving Credit Facility:    The $15,000 Revolving Credit Facility is available through May 2008, subject to optional prepayment in accordance with its terms. Up to $2,000 of the Revolving Credit Facility may be utilized to issue letters of credit. We may elect to have any borrowing under the Revolving Credit Facility bear interest either at the Bank's prime rate or the LIBOR rate plus a margin of 100 to 275 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio, as defined. We have the option of selecting the 1-month, 2-month, 3-month or 6-month LIBOR rate. On July 2, 2005, there were no borrowings outstanding under the Revolving Credit Facility. In addition, as of July 2, 2005, $657 of the Revolving Credit Facility was utilized for outstanding letters of credit.

        Term Loan A:    The Term Loan A is scheduled to mature in May 2010, subject to optional and mandatory prepayment in accordance with its terms, with quarterly principal payments of $1,000, which begin in August 2005. The Term Loan A bears interest at a rate per annum equal to the 3-month LIBOR rate plus a margin of 100 to 275 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio, as defined. As of July 2, 2005, the balance of the Term Loan A was $20,000 and the interest rate was 5.96%.

        Term Loan B:    The Term Loan B is scheduled to mature in May 2007, subject to optional and mandatory prepayment in accordance with its terms. Principal payments, which begin in February 2006, will be made in five quarterly installments of $500 each and a final installment of $32,500 on May 2, 2007. The Term Loan B bears interest at a rate per annum equal to the LIBOR rate plus a margin of 100 to 275 basis points, depending on our consolidated funded debt-to-consolidated EBITDA ratio, as defined. We have the option of selecting the 1-month, 2-month or 3-month LIBOR rate. As of July 2, 2005, the balance of the Term Loan B was $35,000 and the interest rate was 5.96%.

        Interest Rate Swap:    On May 2, 2005, we entered into an interest rate swap contract with the Bank to hedge interest rate fluctuations on the Term Loan A. The interest rate swap has been designated as a cash flow hedge. Under the terms of the interest rate swap, we receive payments based on the 3-month LIBOR rate and make payments based upon a fixed rate of 4.46%. The notional amount of the interest rate swap at inception was $20,000 and it expires in May 2010. The notional amount decreases as principal payments are made on the term loan.

        Future debt payments as of July 2, 2005, are as follows:

Amount
Six months ended December 31, 2005	$2,000
2006	6,000
2007	37,000
2008	4,000
2009	4,000
2010 and thereafter	2,000

Note 10—Intangible Assets

        As part of the acquisitions of Telic Optics, Inc. on April 8, 2004 and Diversified Optical Products, Inc. on May 2, 2005, Axsys recorded an intangible asset of $2,200 and $9,150, respectively.

AXSYS TECHNOLOGIES, INC.

Notes to Interim Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share data—Unaudited)

Note 10—Intangible Assets (Continued)

        The components of intangible assets related to both acquisitions as of July 2, 2005 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Life
Customer relationships	$8,000	$(177)	$7,823	19 years
Camera technology	2,600	(54)	2,546	8 years
Backlog	400	(67)	333	1 year
Service contract	200	(2)	198	5 years
Developed software for internal testing use	150	(2)	148	9 years

Amortizable intangibles	$11,350	$(302)	$11,048	16 years

        Amortization expense for the six months ended July 2, 2005 was $227, which was included in selling, general and administrative expenses. Estimated amortization expense for each of the five succeeding years is as follows:

Amount
Six months ended December 31, 2005	$812
Year ended December 31, 2006	950
Year ended December 31, 2007	810
Year ended December 31, 2008	803
Year ended December 31, 2009	797
Year ended December 31, 2010	765

Note 11—Shareholders' Equity

Stock Repurchase

        In May 2004, the Axsys' Board of Directors authorized the repurchase, from time to time, on the open market or otherwise, of up to 200,000 shares of Axsys common stock at prevailing market prices or at negotiated prices.

        We plan to use the repurchased shares for general corporate purposes, including the satisfaction of commitments under our employee benefit plans and the exercise of stock option grants. We repurchased 20 shares under this authorization during the six months ended July 2, 2005. We did not repurchase any shares during the six months ended July 3, 2004. Through July 2, 2005, Axsys has repurchased 32 shares in total under this repurchase program.

Paid in Capital

        During the first quarter of 2005, the settlement fund related to preferred stock litigation was closed and we received $75 related to unpaid claims.

AXSYS TECHNOLOGIES, INC.

Notes to Interim Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share data—Unaudited)

Note 11—Shareholders' Equity (Continued)

Treasury Stock

        We use treasury stock shares for general corporate purposes, including the satisfaction of commitments under employee benefit plans and stock options. Changes in treasury stock were as follows:

	Shares	Amount
Balance at December 31, 2004	130,216	$883
Exercise of stock options, net	(41,054)	(237)
Contribution to the 401(k) plan	(1,714)	(12)
Repurchase of common stock	20	—

Balance at July 2, 2005	87,468	$634

Balance at December 31, 2003	199,030	$1,235
Exercise of stock options, net	(33,057)	(111)
Contribution to the 401(k) plan	(2,658)	(16)

Balance at July 3, 2004	163,315	$1,108

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Diversified Optical Products, Inc.:

        We have audited the accompanying balance sheets of Diversified Optical Products, Inc. (the "Company") as of December 31, 2004 and 2003 and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Optical Products, Inc. at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Grant Thornton LLP

Boston, Massachusetts
June 22, 2005

DIVERSIFIED OPTICAL PRODUCTS, INC.

Balance Sheets

(Amounts in thousands, except share data)

	December 31,
	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,809	$1,068
Accounts receivable, net of allowance for doubtful accounts of $0 in 2004 and $35 in 2003	2,865	1,414
Inventories, net	5,192	6,380
Income taxes—current	—	30
Income taxes—deferred	206	162
Other current assets	18	25

TOTAL CURRENT ASSETS	10,090	9,079

PROPERTY AND EQUIPMENT, net	2,196	1,923
LONG-TERM ASSETS:
Shareholder loan	130	130
Income taxes—deferred	36	13
Other long term assets	45	6

TOTAL LONG-TERM ASSETS	211	149

TOTAL ASSETS	$12,497	$11,151

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Line of credit	$—	$3,000
Current portion of long-term note payable	498	281
Accounts payable	1,141	968
Accrued expenses and other liabilities	1,107	519
Customer advances	262	41
Deferred revenue	223	—

TOTAL CURRENT LIABILITIES	3,231	4,809

Note payable, less current portion	1,924	473
COMMITMENTS (Note 12)
SHAREHOLDERS' EQUITY
Common stock, no par value: authorized 200 shares, issued and outstanding	260	260
Retained earnings	7,082	5,609

TOTAL SHAREHOLDERS' EQUITY	7,342	5,869

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$12,497	$11,151

See accompanying notes to financial statements.

DIVERSIFIED OPTICAL PRODUCTS, INC.

Statements of Operations

(Amounts in thousands, except share and per share data)

	Years Ended December 31,
	2004	2003
Sales	$21,992	$15,090
Cost of sales	13,899	11,165

Gross margin	8,093	3,925
Selling, general and administrative expenses	3,524	3,674
Research and development costs	1,826	1,597
Gain on sale of assets	(145)	(342)

OPERATING INCOME (LOSS)	2,888	(1,004)
Interest expense	(163)	(119)
Interest income	11	11
Other (expense) income, net	(34)	14

Income (loss) from operations before income taxes	2,702	(1,098)
Provision for (benefit from) income taxes	229	(97)

NET INCOME (LOSS)	$2,473	$(1,001)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$12,365	$(5,005)
Weighted average basic and diluted common shares outstanding	200	200

See accompanying notes to financial statements.

DIVERSIFIED OPTICAL PRODUCTS, INC.

Statements of Cash Flows

(Amounts in thousands)

	Years Ended December 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,473	$(1,001)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	983	817
Deferred income taxes	(68)	(157)
Gain on disposal of capital equipment	(145)	(342)
Inventory write downs	109	1,749
Provision for doubtful accounts	(35)	35
Change in warranty reserves	240	—
Changes in operating assets and liabilities:
Accounts receivable	(1,416)	577
Inventories	228	(2,421)
Other current and long-term assets	(2)	(25)
Accounts payable	173	(1,344)
Accrued expenses and other liabilities	349	(206)
Customer advances	221	(117)
Deferred revenue	223	—

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	3,333	(2,435)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(519)	(123)
Proceeds from sale of capital equipment	259	684

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(260)	561

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from new borrowings	2,700	3,000
Repayment of borrowings	(4,032)	(301)
Distribution to stockholders	(1,000)	(2,400)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(2,332)	299

NET CHANGE IN CASH AND CASH EQUIVALENTS	741	(1,575)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,068	2,643

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,809	$1,068

See accompanying notes to financial statements.

DIVERSIFIED OPTICAL PRODUCTS, INC.

Statements of Shareholders' Equity

(Amount in thousands, except share data)

	Capital Stock
			Retained Earnings
	Shares	Amount		Total
Balance at December 31, 2002	200	$260	$9,010	$9,270
Net loss	—	—	(1,001)	(1,001)
Shareholder distributions	—	—	(2,400)	(2,400)

Balance at December 31, 2003	200	260	5,609	5,869

Net income	—	—	2,473	2,473
Shareholder distributions	—	—	(1,000)	(1,000)

Balance at December 31, 2004	200	$260	$7,082	$7,342

See accompanying notes to financial statements.

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

December 31, 2004

Note 1—Summary of Significant Accounting Policies

        Business overview.    Diversified Optical Products, Inc. ("DiOP", "Company", "we", "our" or "us") was incorporated in December 1976 as a New York corporation. The Company is primarily engaged in the manufacture and sale of infrared optical products and their components and is based in Salem, New Hampshire.

        Revenue recognition.    Revenue is recognized in accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Shipping and handling costs, such as freight to customers, are classified in cost of sales.

        We generally recognize revenues when product is either shipped to or received by the customer based on the terms of the specific sale. During 2004, one sale totaling approximately $1,700 was recorded before delivery occurred because title transferred to the customer and the customer accepted product in our facility. Service revenue is deferred and recognized over the contract period, as is the case for extended warranty contracts. Provisions for estimated losses on contracts are recognized when losses become evident. These estimates are subject to change and could result in adjustments to contracts in progress.

        Cash and cash equivalents.    Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. At December 31, 2004, cash and cash equivalents includes $752 of certificates of deposit maturing within sixty days.

        Accounts receivable.    Accounts receivable includes only trade accounts receivables. Credit is extended to customers typically on net 30-day terms and collateral is not required.

        Allowance for doubtful accounts.    We periodically review the aging of our accounts receivable to identify potentially uncollectible accounts and establish reserves based on experience and discussion with customers. Actual write-offs could differ from our allowance for doubtful accounts. Accounts receivable are written off only when all reasonable collection efforts are exhausted. We have determined that no reserve was necessary as of December 31, 2004. As of December 31, 2003, $35 was required for doubtful accounts.

        Inventory.    Inventories are stated at the lower of cost, computed on a first-in, first-out basis, or market and generally include materials, labor, and manufacturing overhead. Inventory write downs are established when conditions exist that suggest that inventories at cost may be in excess of market value due to anticipated demand or are obsolete based upon the Company's assumptions about future demand for its products and market conditions.

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges, and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. This statement is

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

December 31, 2004

Note 1—Summary of Significant Accounting Policies (Continued)

effective for DiOP's fiscal year 2006 and is not expected to have a material impact on our financial position or results of operations.

        Property and equipment.    Property and equipment are carried at cost. We provide for depreciation of our fixed assets, principally equipment, using straight-line and accelerated methods over estimated useful lives of three to seven years. Expenditures for normal maintenance and repairs are charged to expense as incurred. Significant additions, renewals or betterments that extend the useful lives of the assets are capitalized.

        Included in Property and Equipment are cameras manufactured by DiOP for internal use as loaners or demonstration cameras. We had capitalized costs for these units of $1,320 as of December 31, 2004 and $701 as of December 31, 2003.

        Customer advances.    For significant orders, we generally require, as part of our terms and conditions, an advance deposit with order acceptance. These deposit amounts are recorded as a liability under "customer advances" until reduced by revenue recognized against the specific contract.

        Deferred revenue.    Deferred revenue primarily consists of unearned revenue where the customer has been invoiced but the transaction has not yet met the generally accepted accounting principles for revenue recognition.

        Advertising.    Advertising costs are expensed as they are incurred. Advertising expense was $61 for the year ended December 31, 2004 and $120 for the year ended December 31, 2003.

        Research and development costs.    Expenditures for research and development activities are expensed as incurred.

        Warranty.    Our products are sold with warranty provisions that require us to remedy deficiencies in quality or performance of our products over a specified period of time, generally twelve months, at no cost to our customers. Warranty reserves are established at the time that revenue is recognized based on our estimates of the costs that will be incurred to fulfill those warranty requirements. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

        The following table summarizes product warranty activity for 2004 and 2003:

Reserve at January 1, 2003	$120
Provision, changes and other	270
Payments	(270)

Balance at December 31, 2003	120

Provision, changes and other	530
Payments	(290)

Balance at December 31, 2004	$360

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

December 31, 2004

Note 1—Summary of Significant Accounting Policies (Continued)

        Income Taxes.    DiOP is taxed under the provisions of Subchapter S of the Internal Revenue Code, whereby the individual shareholders recognize the Company's taxable income or loss for federal and certain state tax purposes. Therefore, no federal tax provision is made for DiOP's earnings. The state of New Hampshire does not recognize S-corporation status. Consequently, we are subject to New Hampshire state income tax. Distributions may be made periodically to the shareholders for, among other things, the shareholders' income taxes.

        We account for our state income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards, if any. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

        Loss contract reserves.    Generally, our customer contracts are completed within one year of receiving the order. However, occasionally longer lead-time orders are received and we monitor these contracts periodically to determine whether our actual costs are comparable to our cost estimates used at the time of order acceptance. If we determine that our actual costs are significantly exceeding our original estimates, we will record a loss contract reserve. As of December 31, 2004 and 2003, we did not have any contracts in a loss position.

        Estimates and assumptions.    The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in preparing these financial statements include those used in evaluating loss contracts, recording warranty accruals, inventory reserves and the collectibility of amounts due from customers. It is at least reasonably possible that the significant estimates used will change within the next year.

Note 2—Concentration of Credit Risk

        Financial instruments that potentially subject DiOP to concentration of credit risk consist primarily of cash, trade receivables and accounts payable. As of December 31, 2004, balances of cash and cash equivalents at a financial banking institution exceeded the federally insured limit of $100 by $1,732. As of December 31, 2003, balances of cash and cash equivalents at a financial banking institution exceeded the federally insured limit by $1,075. Significant portions of our trade receivables are due from defense contractors. We control credit risk through credit approvals, credit limits and monitoring procedures. As of December 31, 2004, three customers accounted for 49% of outstanding accounts receivable. As of December 31, 2003, two customers accounted for 46% of outstanding accounts receivable. We purchase a certain key component from two suppliers. While this key component may be purchased from other

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

December 31, 2004

Note 2—Concentration of Credit Risk (Continued)

suppliers, the loss of either of these two suppliers would cause a short-term disruption in our business. Payments to these two suppliers totaled $2,279 during 2004 and $3,519 during 2003.

Note 3—Loan Receivable—Shareholder

        During 2002, DiOP loaned an unsecured advance of $130 to a shareholder of the Company. The note began accruing interest on January 1, 2004 at a rate of 4%. The balance outstanding on the note was $130 as of December 31, 2004 and December 31, 2003. Accrued interest was $10 as of December 31, 2004. There was no accrued interest as of December 31, 2003. This loan was paid in full, including accrued interest, on May 2, 2005, in conjunction with the sale of DiOP. (See Note 13).

Note 4—Long-term Debt and Note Payable—Line of Credit

        2004 Financing Activities.    On May 28, 2004, DiOP refinanced a revolving line of credit and long-term debt with a bank. The refinancing includes a $2,500 revolving line of credit, payable on demand with monthly payments of interest only at the Prime Rate minus 0.5%. There was no outstanding balance on the revolving line of credit at December 31, 2004 and during 2004.

        The refinancing also included a five-year $2,700 term note to a bank, dated May 28, 2004, payable in blended monthly payments of principal and interest calculated based on a five-year amortization schedule. Note interest amounts outstanding accrue at an annual fixed rate of 5.5% and are charged on a per diem basis. The note is secured by substantially all the assets of DiOP. The outstanding balance of this note was $2,422 at December 31, 2004. The note was due May 28, 2009 but was paid in full on May 2, 2005 in conjunction with the sale of DiOP. (See Note 13).

        These financial facilities are subject to various affirmative, negative and financial covenants, including Minimum Debt Service Coverage, Tangible Net Worth minimums and Maximum Debt to Capital Base requirements. As of December 31, 2004, we were in compliance with these covenants.

        2003 Financing Activities.    On July 8, 2003, DiOP consolidated a revolving credit note and equipment line of credit providing for maximum borrowings of $4,000. We terminated this agreement and entered into another agreement on December 22, 2003. The agreement also provided for a revolving credit note and an equipment line of credit note. The maximum amount available under the revolving credit note was $3,500 and under the equipment line of credit was $500. The notes were secured by substantially all of the assets of DiOP and were fully guaranteed by KFN Reality, Inc., a related party and landlord of DiOP. The lines of credit bore variable interest at the bank's prime rate (4.0% at December 31, 2003), less one-half percent, adjusted daily. The revolving line of credit was subject to review and, at the sole option of the Bank, was renewable on May 31, 2004. The outstanding balance on the revolving credit note at December 31, 2003 was $3,000. There was no outstanding balance on the equipment line of credit at December 31, 2003. The notes were refinanced on May 28, 2004.

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

December 31, 2004

Note 4—Long-term Debt and Note Payable—Line of Credit (Continued)

        At December 31, 2003, DiOP's long-term debt consisted of the following:

Note payable to a bank, dated September 21, 2001, payable in monthly principal payments of $14 plus variable interest at LIBOR plus 1.8% (2.92% at December 31, 2003).	$139
Note payable to a bank, dated November 21, 2002, payable in monthly principal payments plus interest at LIBOR plus 1.8% (2.92% at December 31, 2003), commencing January 17, 2003. Monthly principal payments increased annually; payments in 2004 were $12 per months. This note was secured by substantially all of the assets of the Company.	615

Total notes payable at December 31, 2003	$754

        The line of credit arrangement and the note payables were subject to various affirmative, negative and financial covenants, including Tangible Net Worth and Earnings before Interest, Depreciation and Taxes minimums. At December 31, 2003, we were not in compliance with certain financial covenants and we did not receive waivers from the bank. The notes and credit line were refinanced in May 2004.

        Long-term debt.    Long-term debt consisted of the following:

	As of December 31,
	2004	2003
Term note payable, bank	$2,422	$754
Less: current maturities	(498)	(281)

Long-term debt, less current maturities	$1,924	$473

        If the loan had not been paid off, annual principal payments would have been as follows:

2005	$498
2006	526
2007	556
2008	587
2009	255

Total	$2,422

        We had interest rate swap agreements that were entered into to minimize exposure to fluctuations in interest rates under our commercial loan agreements. The swap agreements included a notional principal amount at December 31, 2003 of $474 that was due to terminate in December 2007. Under these agreements, we paid interest upon fixed rates of 5.95% and 5.00%, while receiving interest based upon variable one-month LIBOR plus 1.8% (2.92% on December 31, 2003). The interest rate differentials, paid or received under these agreements, were recognized as incurred and were included in interest expense. At December 31, 2003, the difference between the carrying value and the fair value

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

December 31, 2004

Note 4—Long-term Debt and Note Payable—Line of Credit (Continued)

of these obligations was not significant to the accompanying financial statements and not recorded. These interest rate swap agreements were cancelled in 2004.

Note 5—Shareholders' Equity

        There were 200 shares of common stock authorized and issued as of December 31, 2004 and 2003. The Shareholders and the Company have entered into a Shareholder's Agreement ("Agreement"), which among other things places restrictions on the transfer of outstanding stock. Under the terms of the Agreement, DiOP has the right to purchase the Shareholder's shares upon notice of either a Shareholder's intention to transfer the shares, a Shareholder's disability or an involuntary transfer. Additionally, DiOP has an obligation to purchase a Shareholder's shares upon death of a Shareholder. In the event of death, disability or involuntary transfer, the purchase price is set based upon the greater of an agreed upon fixed minimum value calculation or the results of an agreed to valuation computation.

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

December 31, 2004

Note 6—Balance Sheet Information

        The details of certain balance sheet accounts are as follows:

	As of December 31,
	2004	2003
Inventories:
Raw materials	$3,488	$4,141
Work-in-process	1,136	995
Finished goods	568	1,244

Net inventories	$5,192	$6,380

	As of December 31,
	2004	2003
Property and equipment:
Machinery and equipment	$3,319	$2,933
Demonstration and loaner units	1,320	701
Furniture and fixtures	315	266
Computer software	247	217
Other	158	139

Total property and equipment	5,359	4,256
Less accumulated depreciation and amortization	(3,163)	(2,333)

Net property and equipment	$2,196	$1,923

Depreciation expense	$983	$817

Accrued expenses and other liabilities:
Compensation and related benefits	$445	$237
Reserve for warranty costs	360	120
Income taxes	237	—
Professional fees	32	128
Other	33	34

Total accrued expenses and other liabilities	$1,107	$519

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

December 31, 2004

Note 7—Supplemental Cash Flow Information

        Supplemental cash flow information from continuing operations for the years ended December 31, 2004 and 2003 is summarized as follows:

	2004	2003
Cash paid during the year for:
Interest	$163	$119
Income taxes	30	231
Non-cash investing and financing activities:
Reclassification of inventory to fixed assets	$851	$1,042

        During 2004, DiOP relieved certain liabilities during the year totaling $43 in exchange for fixed assets with a net book value of $3 and cash of $40.

Note 8—Income Taxes

        On October 1, 1997, DiOP, by the consent of its shareholders, elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, we do not pay corporate federal income taxes on our taxable income; instead, the shareholders are liable for individual income taxes on their proportionate share of the DiOP's taxable income. However, the state of New Hampshire does not recognize subchapter S status and therefore we are subject to New Hampshire corporate taxes. The significant components of the provision for income tax expense for the year ended December 31, 2004 and 2003 are as follows:

	2004	2003
Current state taxes	$297	$60
Deferred state tax benefits	(68)	(157)

Total tax expense (benefit)	$229	$(97)

        Deferred income taxes reflect the net state tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

December 31, 2004

Note 8—Income Taxes (Continued)

        Significant components of deferred income taxes are as follows:

	2004	2003
Deferred income tax assets:
Current:
Inventories	$161	$143
Warranty reserves	31	10
Deferred revenue	13	—
Other	1	9

Total current	206	162

Long-Term:
Property, plant and equipment	36	12

Total deferred tax asset	$242	$174

        The difference between the provision for taxes and the amount computed by applying the New Hampshire state income tax rate to net income are as follows:

	2004	2003
New Hampshire state income tax rate	8.5%	8.5%
Computed expected tax provision (benefit)	$230	$(93)
Permanent and other differences	(1)	(4)

Actual tax provision (benefit)	$229	$(97)

Note 9—Sales Information

        For the year ended December 31, 2004, three customers accounted for 40% of the sales for the year, the largest of which accounted for 18%. For the year ended December 31, 2003, two customers accounted for 43% of sales for the year, the largest of which accounted for 22%.

        The following table presents sales by geographic region. All assets are located within the United States.

	Years Ended December 31,
	2004	2003
United States	$20,712	$13,828
Europe	309	409
Other foreign	971	853

Total sales	$21,992	$15,090

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

December 31, 2004

Note 9—Sales Information (Continued)

        We had aggregate sales, both military and non-military, directly to the U.S. government, including its agencies and departments, of $3,164 in 2004 and $184 in 2003. In addition, sales of $15,183 in 2004 and $10,932 in 2003 were derived from subcontracts with U.S. government contractors. The majority of these contracts are subject to termination at the convenience of the U.S. government, and certain contracts are also subject to renegotiation.

Note 10—Related Party Transactions

        Certain shareholders of the Company also control the entity, KFN Realty, Inc., from which the Company leases its primary office and manufacturing facilities in Salem, New Hampshire. The current lease expires in December 2006. The aggregate annual rent paid, including real estate taxes, to the related party amounted to $162 for the year ended December 31, 2004 and for the year ended December 31, 2003. (See Note 12).

Note 11—Profit Sharing Plan

        DiOP maintains a 401(k) defined contribution retirement plan that covers all employees who meet certain minimum age and service requirements. Employees may elect to have a portion of their compensation contributed to the plan on a tax-deferred basis. Matching contributions are made at the discretion of DiOP as a percentage of employee contributions. Our matching contributions were $76 in 2004 and $72 in 2003.

Note 12—Commitments and Contingencies

        Operating leases.    The Company leases its office and manufacturing facilities in Salem, New Hampshire under a commercial lease agreement with two separate entities, KFN Realty, Inc., a related party, and an unrelated party. The related-party lease was renewed on November 5, 2004, providing a twenty-four month lease term ending December 31, 2006, and options to extend to a maximum of thirty-six additional months. The lease agreement with the unrelated party is a two-year lease, expiring on December 31, 2006. The Company is also responsible for the payment of real estate taxes associated with the leased property. DiOP incurred $210 of annual rent expense including $12 of real estate taxes during 2004 and during 2003. The Company also leases certain office equipment under operating leases expiring through January 2006.

        Future minimum operating lease commitments as of December 31, 2004 are as follows:

Year ending December 31,
2005	$232
2006	236

Total future minimum lease payments	$468

        Investment Banking Agreement.    On September 27, 2004, the Company entered into an agreement with an investment banking firm to become its exclusive advisor to provide financial advisory and investment banking services in connection with any transactions involving a sale of all or a substantial

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

December 31, 2004

Note 12—Commitments and Contingencies (Continued)

part of the Company's business. The agreement requires the Company to pay monthly retainer fees for six months and would require the Company to pay a transaction fee if a Transaction (as defined in the agreement) is consummated. On May 2, 2005, Axsys Technologies, Inc. acquired all of the outstanding capital stock of DiOP. (See Note 13).

        Litigation.    We are involved in two employment-related lawsuits. We believe that the chance of an unfavorable outcome is possible for both events but not probable. We believe that the estimated loss if unfavorable outcomes were levied would range from $35 to $75; however, no accrual has been recorded.

Note 13—Subsequent Events

        On May 2, 2005, Axsys Technologies, Inc., a vertically integrated supplier of precision optical solutions for high technology applications, serving the aerospace, defense and high performance commercial markets, purchased all of the outstanding capital stock of DiOP for $60,000, plus or minus working capital adjustments, of which $5,000 will be held in escrow until at least May 2006. In conjunction with the sale, all outstanding bank financing was paid in full.

DIVERSIFIED OPTICAL PRODUCTS, INC.

Balance Sheet—Unaudited

(Amounts in thousands, except share data)

March 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,345
Accounts receivable	3,450
Inventories, net	5,114
Income taxes—deferred	254
Other current assets	81

TOTAL CURRENT ASSETS	11,244

PROPERTY AND EQUIPMENT, net	2,088
LONG TERM ASSETS:
Shareholder loan	140
Income taxes—deferred	38
Other long term assets	45

TOTAL LONG TERM ASSETS:	223

TOTAL ASSETS	$13,555

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term note payable	$505
Accounts payable	2,002
Accrued expenses and other liabilities	822
Deferred income	231
Customer advances	79

TOTAL CURRENT LIABILITIES	3,639

Note payable, less current portion	1,792
COMMITMENTS
SHAREHOLDERS' EQUITY
Common stock, no par value: authorized 200 shares, issued and outstanding	260
Retained earnings	7,864

TOTAL SHAREHOLDERS' EQUITY	8,124

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$13,555

See accompanying notes to unaudited financial statements.

DIVERSIFIED OPTICAL PRODUCTS, INC.

Statements of Operations—Unaudited

(Amounts in thousands, except share and per share data)

	Three Months Ended March 31,
	2005	2004
Sales	$5,890	$4,000
Cost of sales	3,803	2,433

Gross margin	2,087	1,567
Selling, general and administrative expenses	965	723
Research and development costs	479	415
Gain on sale of assets	(235)	(21)

OPERATING INCOME	878	450
Interest expense	(31)	(37)
Interest income	7	2
Other income, net	2	1

Income from operations before income taxes	856	416
Provision for income taxes	74	37

NET INCOME	$782	$379

BASIC AND DILUTED EARNINGS PER SHARE	$3,910	$1,895
Weighted average basic and diluted common shares outstanding	200	200

See accompanying notes to unaudited financial statements.

DIVERSIFIED OPTICAL PRODUCTS, INC.

Statements of Cash Flows—Unaudited

(Amounts in thousands)

	Three Months Ended March 31,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$782	$379
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	236	207
Deferred income taxes	(50)	(3)
Gain on disposal of capital equipment	(235)	(21)
Inventory write downs	414	(61)
Change in allowance for doubtful accounts	—	(35)
Change in warranty reserves	8	—
Changes in operating assets and liabilities:
Accounts receivable	(585)	(1,132)
Inventories	(617)	(653)
Other current and long-term assets	(73)	(8)
Accounts payable	861	725
Accrued expenses and other liabilities	(293)	(23)
Deferred revenue	8	—
Customer advances	(183)	183

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	273	(442)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, net	(50)	(42)
Cash received from sale of fixed assets	438	45

NET CASH PROVIDED BY INVESTING ACTIVITIES	388	3

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of borrowings	(125)	(77)
Distribution to stockholders	—	(500)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(125)	(577)

NET CHANGE IN CASH AND CASH EQUIVALENTS	536	(1,016)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,809	1,068

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,345	$52

Supplemental cash flow information:
Cash paid (received) from
Interest paid	$31	$36
Interest received	(8)	(1)
Income tax payments	237	—
Non-cash investing and financing activities:
Reclassification of inventory to fixed assets	281	136

See accompanying notes to unaudited financial statements.

DIVERSIFIED OPTICAL PRODUCTS, INC.

Statements of Shareholders' Equity—Unaudited

(Amount in thousands, except share data)

	Capital Stock
			Retained Earnings
	Shares	Amount		Total
Balance at December 31, 2004	200	$260	$7,082	$7,342
Net income	—	—	782	782

Balance at March 31, 2005	200	$260	$7,864	$8,124

See accompanying notes to unaudited financial statements.

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

Note 1—Summary of Significant Accounting Policies

        Diversified Optical Products, Inc. ("DiOP", "Company", "we", "our" or "us") was incorporated in December 1976 as a New York corporation. The Company is primarily engaged in the manufacture and sale of infrared optical products and their components and is based in Salem, New Hampshire.

        In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for such periods have been made, and the interim accounting policies followed are in conformity with generally accepted accounting principles and are consistent with those applied for annual periods. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted as permitted by the Securities and Exchange Commission.

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in preparing these financial statements include those used in evaluating loss contracts, recording warranty accruals, inventory reserves and the collectibility of amounts due from customers. It is at least reasonably possible that the significant estimates used will change within the next year.

Note 2—Inventories

        Inventories, determined by lower of cost (first-in, first-out) or market, consist of:

March 31, 2005
Inventories:
Raw materials	$3,050
Work-in-process	1,640
Finished goods	424

Net inventories	$5,114

Note 3—Loan Receivable—Shareholder

        During 2002, DiOP loaned an unsecured advance of $130 to a shareholder of the Company. The note began accruing interest on January 1, 2004 at a rate of 4%. The balance outstanding on the note was $130 as of March 31, 2005 and December 31, 2004. Accrued interest was $10 as of March 31, 2005 and December 31, 2004. This loan was paid in full, including accrued interest, on May 2, 2005, in conjunction with the sale of DiOP. (See Note 10).

Note 4—Long-term Debt and Note Payable—Line of Credit

        Current Financing Activities    On May 28, 2004, DiOP refinanced a revolving line of credit and long-term debt with a bank. The refinancing includes a $2,500 revolving line of credit, payable on demand with monthly payments of interest only at the Prime Rate minus 0.5%. There was no

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

Note 4—Long-term Debt and Note Payable—Line of Credit (Continued)

outstanding balance on the revolving line of credit at March 31, 2005 and during the first three months of 2005.

        The refinancing also included a five-year $2,700 term note to a bank, dated May 28, 2004, payable in blended monthly payments of principal and interest calculated based on a five-year amortization schedule. Note interest amounts outstanding shall accrue at an annual fixed rate of 5.5% and are charged on a per diem basis. The note is secured by substantially all the assets of DiOP and contains certain financial and restrictive covenants, with which we were in compliance at March 31, 2005. The outstanding balance of this note was $2,297 at March 31, 2005. The note was due May 28, 2009 but was paid in full on May 2, 2005 in conjunction with the sale of DiOP. (See Note 10)

        These financial facilities are subject to various affirmative, negative and financial covenants, including Minimum Debt Service Coverage, Tangible Net Worth minimums and Maximum Debt to Capital Base requirements. As of March 31, 2005, we were in compliance with these covenants.

        Prior Financing Activities.    During the first three months of 2004, we had available to us a revolving credit note and an equipment line of credit note. The maximum amount available under the revolving credit note was $3,500 and under the equipment line of credit was $500. The notes were secured by substantially all of the assets of DiOP and were fully guaranteed by KFN Reality, Inc., a related party and landlord of DiOP. The lines of credit bore variable interest at the bank's prime rate (3.5% at March 31, 2004), less one-half percent, adjusted daily. The revolving line of credit was subject to review and, at the sole option of the bank, was renewable on May 31, 2004. The outstanding balance on the revolving credit note at March 31, 2004 was $3,000. There was no outstanding balance on the equipment line of credit at March 31, 2004.

        At March 31, 2004, DiOP's long-term debt consisted of the following:

Note payable to a bank, dated September 21, 2001, payable in monthly principal payments of $14 plus variable interest at LIBOR plus 1.8% (5.95% at March 31, 2004). The note is secured by substantially all of the assets of the Company.	$580
Note payable to a bank, dated November 21, 2002, payable in monthly principal payments plus interest at LIBOR plus 1.8% (5.95% at March 31, 2004), commencing January 17, 2003. Monthly principal payments increased annually; payments in 2004 were $12 per months. This note was secured by substantially all of the assets of the Company.	97

Total notes payable at March 31, 2004	$677

        The line of credit arrangement and the note payables were subject to various affirmative, negative and financial covenants, including Tangible Net Worth and Earnings before Interest, Depreciation and Taxes minimums. At March 31, 2004, we were not in compliance with certain financial covenants and we did not receive waivers from the bank. The notes and credit line were refinanced in May 2004.

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

Note 4—Long-term Debt and Note Payable—Line of Credit (Continued)

        Long-term debt consisted of the following:

March 31, 2005
Term note payable, bank	$2,297
Less: current maturities	(505)

Long-term debt, less current maturities	$1,792

        We had interest rate swap agreements that were entered into to minimize exposure to fluctuations in interest rates under our commercial loan agreements. The swap agreements included a notional principal amount at March 31, 2004 of $677 that was due to terminate in December 2007. Under these agreements, we paid interest upon fixed rates of 5.95% and 5.00%, while receiving interest based upon variable one-month LIBOR plus 1.8% (2.9% on March 31, 2004). The interest rate differentials, paid or received under these agreements, were recognized as incurred and were included in interest expense. At March 31, 2004, the difference between the carrying value and the fair value of these obligations was not significant to the accompanying financial statements and not recorded. These interest rate swap agreements were cancelled in May 2004.

Note 5—Warranty

        Our products are sold with warranty provisions that require us to remedy deficiencies in quality or performance of our products over a specified period of time, generally twelve months, at no cost to our customers. Warranty reserves are established at the time that revenue is recognized based on our estimates of the costs that will be incurred to fulfill those warranty requirements. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

        The following table summarizes product warranty activity for the first three months of 2005:

Balance at December 31, 2004	$360
Provision, changes and other	138
Payments	(130)

Balance at March 31, 2005	$368

Note 6—Shareholders' Equity

        There were 200 shares of common stock authorized and issued as of March 31, 2005. The Shareholders and the Company have entered into a Shareholder's Agreement ("Agreement"), which among other things places restrictions on the transfer of outstanding stock. Under the terms of the Agreement, DiOP has the right to purchase the Shareholder's shares upon notice of either a Shareholder's intention to transfer the shares, a Shareholder's disability or an involuntary transfer. Additionally, DiOP has an obligation to purchase a Shareholder's shares upon death of a Shareholder. In the event of death, disability or involuntary transfer, the purchase price is set based upon the greater of an agreed upon fixed minimum value calculation or the results of an agreed to valuation computation.

DIVERSIFIED OPTICAL PRODUCTS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except share data)

Note 7—Income Taxes

        DiOP is taxed under the provisions of Subchapter S of the Internal Revenue Code, whereby the individual shareholders recognize the Company's taxable income or loss for federal and certain state tax purposes. Therefore, no federal tax provision is made for DiOP's earnings. The state of New Hampshire does not recognize S-corporation status. Consequently, we are subject to New Hampshire state income tax. Distributions may be made periodically to the shareholders for, among other things, the stockholders' income taxes.

Note 8—Related Party Transactions

        Certain shareholders of the Company also control the entity, KFN Realty, Inc., from which the Company leases its primary office and manufacturing facilities in Salem, New Hampshire. The current lease expires in December 2006. The aggregate annual rent paid, including real estate taxes, to the related party amounted to $45 for the three months ended March 31, 2005 and $38 for the three months ended March 31, 2004.

Note 9—Commitments and Contingencies

        Investment Banking Agreement.    On September 27, 2004, we entered into an agreement with an investment banking firm to become its exclusive advisor to provide financial advisory and investment banking services in connection with any transactions involving a sale of all or a substantial part of the business. The agreement requires us to pay monthly retainer fees for six months and would require us to pay a transaction fee if a Transaction (as defined in the agreement) is consummated. On May 2, 2005, Axsys Technologies, Inc. acquired all of the stock of DiOP. (See Note 10).

        Litigation.    DiOP is involved in two wrongful termination lawsuits. We believe that the chance of an unfavorable outcome is possible for both events but not probable. We believe that the estimated loss if unfavorable outcomes were levied would range from $35 to $75; however, no accrual has been recorded.

Note 10—Subsequent Events

        On May 2, 2005, Axsys Technologies, Inc., a vertically integrated supplier of precision optical solutions for high technology applications, serving the aerospace, defense and high performance commercial markets, purchased all of the outstanding capital stock of DiOP for $60,000, plus or minus working capital adjustments, of which $5,000 will be held in escrow until at least May 2006. In conjunction with the sale, all outstanding bank financing was paid in full.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

3,000,000 shares

Common Stock

PROSPECTUS

                        , 2005

Bear, Stearns & Co. Inc.

Banc of America
Securities LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        Set forth below is an estimate (except for the registration fee, the NASD filing fee and the Nasdaq fee) of the fees and expenses payable by us in connection with the sale of common stock being registered.

Registration fee	$7,626
NASD filing fee	6,979
Nasdaq National Market fee	30,000
Blue sky qualification fees and expenses	10,000
Printing and engraving expenses	150,000
Legal fees and expenses	350,000
Accounting fees and expenses	400,000
Transfer agent and registrar fees	10,000
Miscellaneous	15,395

Total	$980,000

Item 15.    Indemnification of Directors and Officers.

        Axsys Technologies, Inc., as a Delaware corporation, is empowered by Section 145 of the General Corporation Law of the State of Delaware ("DGCL"), subject to the procedures and limitations stated in the DGCL, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made or threatened to be made a party by reason of his being or having been a director, officer, employee or agent of Axsys. Indemnification provisions under the DGCL do not exclude other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

        Section 7 of Axsys Restated Certificate of Incorporation provides that a director will not be personally liable to Axsys or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Axsys or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is subsequently amended to permit further elimination or limitation of the personal liability of directors, the liability of a director of Axsys will be eliminated or limited to the fullest extent permitted by the DGCL as amended.

        The Restated Certificate of Incorporation provides that each person who is involved in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of Axsys) by reason of the fact that he or she is or was a director, officer, incorporator, employee or agent of Axsys or is or was serving at Axsys' request as a director, officer, incorporator, employee, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, will be indemnified by Axsys to the full extent permitted by the DGCL, against expenses (including attorneys' fees), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlement incurred by him in connection with such action, suit, or proceeding. Such right of indemnification continues after a person who has ceased to be a director, officer, incorporator, employee, or agent and inures to the benefit of the heirs and personal representatives of such a person. The indemnification rights conferred by the Restated Certificate of Incorporation are not exclusive of any other right to which a person seeking indemnification may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Axsys is authorized to purchase and maintain (and Axsys expects to maintain) insurance on behalf of its directors or officers.

        In addition, Axsys has entered into indemnification agreements (the "Indemnification Agreements") with some of its directors and officers. The Indemnification Agreements (i) confirm to officers and directors the indemnification provided to them in the Restated Certificate of Incorporation, (ii) provide officers and directors with procedural protections in the event that they are sued in their capacity as director or officer and (iii) provide additional indemnification rights.

        Axsys maintains a directors' and officers' insurance policy. Such policy provides for coverage with a maximum of $10.0 million per year.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.
4.1
Restated Certificate of Incorporation of Axsys (filed as Exhibit 3(4) to Axsys' Amendment No. 2 to Registration Statement on Form S-1, dated October 17, 1997 (File No. 333-36027) and incorporated herein by reference).
4.2	By-Laws of Axsys (filed as Exhibit 2 to the Form 8-A dated August 8, 1991 and incorporated herein by reference).
5.1	Opinion of Jones Day.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Grant Thornton LLP.
23.3	Consent of Ernst & Young LLP.
23.4	Consent of Jones Day (included in Exhibit 5.1).
24.1*	Power of Attorney.

*
Previously filed.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

  Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rocky Hill, State of Connecticut, on September 7, 2005.

AXSYS TECHNOLOGIES, INC.
Date: September 7, 2005	By:	/s/ DAVID A. ALMEIDA David A. Almeida Vice President—Finance, Chief Financial Officer, Treasurer and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: September 7, 2005	* Stephen W. Bershad Chairman of the Board of Directors, Chief Executive Officer and President
Date: September 7, 2005	/s/ DAVID A. ALMEIDA David A. Almeida Vice President—Finance, Chief Financial Officer, Treasurer and Secretary
Date: September 7, 2005	* Anthony J. Fiorelli, Jr. Director
Date: September 7, 2005	* Eliot M. Fried Director
Date: September 7, 2005	* Richard F. Hamm, Jr. Director
Date: September 7, 2005	* Robert G. Stevens Director

*
This Amendment No. 1 to the Registration Statement has been signed on behalf of the above officers and directors by David A. Almeida, as attorney-in-fact pursuant to a power of attorney that has been previously filed.

Dated: September 7, 2005	By:	/s/ DAVID A. ALMEIDA David A. Almeida Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.
4.1
Restated Certificate of Incorporation of Axsys (filed as Exhibit 3(4) to Axsys' Amendment No. 2 to Registration Statement on Form S-1, dated October 17, 1997 (File No. 333-36027) and incorporated herein by reference).
4.2	By-Laws of Axsys (filed as Exhibit 2 to the Form 8-A dated August 8, 1991 and incorporated herein by reference).
5.1	Opinion of Jones Day.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Grant Thornton LLP.
23.3	Consent of Ernst & Young LLP.
23.4	Consent of Jones Day (included in Exhibit 5.1).
24.1*	Power of Attorney.

*
Previously filed.

QuickLinks

ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
Company Overview
Strengths
Strategies
Recent Developments
Information About Axsys Technologies, Inc.
The Offering
Risk Factors
Summary Consolidated Financial Data
RISK FACTORS
Risks Related to our Business
Risks Relating to This Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2004 (In thousands, except share and per share data)
Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Six Months Ended July 2, 2005 (In thousands, except share and per share data)
Unaudited Pro Forma Condensed Consolidated Balance Sheet As of July 2, 2005 (In thousands)
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (In thousands, except share and per share data)
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
INDEX TO FINANCIAL STATEMENTS AXSYS TECHNOLOGIES, INC.
AXSYS TECHNOLOGIES, INC. Consolidated Balance Sheets (Dollars in thousands, except share and per share data)
AXSYS TECHNOLOGIES, INC. Consolidated Statements of Operations (Dollars in thousands, except share and per share data)
AXSYS TECHNOLOGIES, INC. Consolidated Statements of Cash Flows (Dollars in thousands)
AXSYS TECHNOLOGIES, INC. Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) (Dollars in thousands, except share and per share data)
AXSYS TECHNOLOGIES, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Dollars in thousands, except per share data) December 31, 2004
AXSYS TECHNOLOGIES, INC. Consolidated Balance Sheets (Dollars in thousands, except share and per share data)
AXSYS TECHNOLOGIES, INC. Consolidated Statements of Operations (Dollars in thousands, except share and per share data—Unaudited)
AXSYS TECHNOLOGIES, INC. Consolidated Statements of Cash Flows (Dollars in thousands—Unaudited)
AXSYS TECHNOLOGIES, INC. Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) For the Six Months Ended July 2, 2005 and July 3, 2004 (Dollars in thousands—Unaudited)
AXSYS TECHNOLOGIES, INC. Notes to Interim Consolidated Financial Statements (Dollars in thousands, except share and per share data—Unaudited)
DIVERSIFIED OPTICAL PRODUCTS, INC. Balance Sheets (Amounts in thousands, except share data)
DIVERSIFIED OPTICAL PRODUCTS, INC. Statements of Operations (Amounts in thousands, except share and per share data)
DIVERSIFIED OPTICAL PRODUCTS, INC. Statements of Cash Flows (Amounts in thousands)
DIVERSIFIED OPTICAL PRODUCTS, INC. Statements of Shareholders' Equity (Amount in thousands, except share data)
DIVERSIFIED OPTICAL PRODUCTS, INC. NOTES TO THE FINANCIAL STATEMENTS (Amounts in thousands, except share data) December 31, 2004
DIVERSIFIED OPTICAL PRODUCTS, INC. Balance Sheet—Unaudited (Amounts in thousands, except share data)
DIVERSIFIED OPTICAL PRODUCTS, INC. Statements of Operations—Unaudited (Amounts in thousands, except share and per share data)
DIVERSIFIED OPTICAL PRODUCTS, INC. Statements of Cash Flows—Unaudited (Amounts in thousands)
DIVERSIFIED OPTICAL PRODUCTS, INC. Statements of Shareholders' Equity—Unaudited (Amount in thousands, except share data)
DIVERSIFIED OPTICAL PRODUCTS, INC. NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (Amounts in thousands, except share data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX